Exhibit 2.1

Amended and Restated Master Formation Agreement

by and among

Cameron International Corporation,

Schlumberger Limited

and

The Other Parties Listed

on the

Signatures Pages Hereto

June 30, 2013

i

4.8	Schlumberger Transferred Subsidiaries	38
4.9	Real Property	39
4.10	Title to Personal Property	40
4.11	Schlumberger Governmental Approvals	40
4.12	Taxes	41
4.13	Employees	41
4.14	Compliance with Laws	42
4.15	Legal Proceedings	42
4.16	Sufficiency and Condition of the Schlumberger Transferred Assets	42
4.17	Material Contracts	43
4.18	Proprietary Rights	44
4.19	Employee Benefit Matters	45
4.20	No Stock of U.S. Corporation	46
4.21	Environmental Matters	47
4.22	Compliance with Applicable Anti-Corruption, Export and Money-Laundering Laws	48
ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF CAMERON		48
5.1	Due Organization, Good Standing and Power	48
5.2	Authorization and Validity of Agreements	49
5.3	Lack of Conflicts	49
5.4	No Consents	50
5.5	Certain Fees	50
5.6	Financial Information; Absence of Undisclosed Liabilities	50
5.7	No Material Changes	51
5.8	Cameron Transferred Subsidiaries	51
5.9	Real Property	51
5.10	Title to Personal Property	53
5.11	Cameron Governmental Approvals	53
5.12	Taxes	53
5.13	Employees	54
5.14	Compliance with Laws	55
5.15	Legal Proceedings	55
5.16	Sufficiency and Condition of the Cameron Transferred Assets	55
5.17	Material Contracts	55
5.18	Proprietary Rights	57
5.19	Employee Benefit Matters	57
5.20	No Stock of U.S. Corporation	59
5.21	Environmental Matters	59
5.22	Compliance with Applicable Anti-Corruption, Export and Money Laundering Laws	60
ARTICLE 6. COVENANTS PRIOR TO CLOSING		61
6.1	Conduct of the Business Prior to Closing	61

6.2	Antitrust Notification; Other Reporting Requirements	63
6.3	Reasonable Best Efforts	64
6.4	Notice of Claims	66
6.5	Access to Businesses	66
6.6	Insurance	66
6.7	No Solicitation	67
6.8	[Reserved]	67
6.9	Reorganizations	67
6.10	Allocation of Cash at Closing	68
6.11	Accounts Receivable Holdback	68
ARTICLE 7. OTHER COVENANTS		69
7.1	Insurance	69
7.2	Bulk Sales Acts	69
7.3	Expenses	69
7.4	Books of Account and Special Rights	70
7.5	Firewalls; Joint Facilities	72
7.6	Venture Entity Audits	73
7.7	Shared Services; Transition Services; Supply Agreements	73
7.8	[Reserved]	73
7.9	Form of Venture Entities	73
7.10	Venture Entity Contracts	74
7.11	Venture Entity Distributions; Allocations; Section 754 Election	74
7.12	Veto Powers	75
7.13	Further Assurances	75
7.14	Quarterly Financials	76
7.15	Failure of Consent; Joint Contracts and Joint Permits	76
7.16	Prohibited Payments	78
7.17	Standstill	79
7.18	Non-Solicit	80
7.19	Staged Closings	81
ARTICLE 8. LIABILITIES AND INDEMNIFICATION		81
8.1	Venture Entity Indemnification	81
8.2	Cameron Indemnification	82
8.3	Schlumberger Indemnification	84
8.4	Tax Indemnity	86
8.5	Partner Cross-Indemnities; Venture Entity Cross-Indemnities	89
8.6	Settlement of Indemnities	90
8.7	Waiver of Consequential Damages	92
8.8	Exclusive Remedy; Negligence of Indemnified Parties	92

ARTICLE 9. INTELLECTUAL PROPERTY		92
9.1	Cameron Assignment	92
9.2	Schlumberger/Schlumberger US/Schlumberger BV Assignment	93
9.3	Grant-Back License to Cameron	93
9.4	Grant-Back License to Schlumberger	93
9.5	License of Future Developments	93
9.6	License of Cameron Retained IP	94
9.7	License of Schlumberger Retained IP	94
9.8	Transferability of Future Developments (Sale of Business)	95
9.9	Transferability of Future Developments (Joint Ventures)	95
9.10	Reservation of Intellectual Property	95
9.11	Abandonment of Transferred IP	95
9.12	Meaning of Abandonment	95
9.13	Good Faith Efforts to Maintain Transferred IP	96
9.14	Abandonment of Intellectual Property that Includes Future Developments	96
9.15	Enforcement of Intellectual Property	97
9.16	Intellectual Property Rights In the Event of Transfer	97
ARTICLE 10. TERMINATION, AMENDMENT, WAIVER AND MODIFICATION		97
10.1	Termination	97
10.2	Effect of Termination	98
10.3	Amendment	99
10.4	Extension/Waiver	99
ARTICLE 11. TRANSFER RESTRICTIONS		99
11.1	Change of Control Events	99
11.2	Right of First Refusal	102
11.3	No Partial Dispositions; No Dispositions for Non-Cash Consideration	103
11.4	Transfers to Wholly Owned Subsidiaries	103
ARTICLE 12. GENERAL PROVISIONS		104
12.1	[Reserved]	104
12.2	Governing Law	104
12.3	Parties in Interest; Assignment	104
12.4	Counterparts; Delivery by Electronic Transmission	104
12.5	Notices	104
12.6	Competition and Confidentiality	106
12.7	Litigation and Claim Support	107
12.8	Enforcement	107
12.9	Entire Agreement; Conflicts	108
12.10	[Reserved]	108
12.11	Obligations of Schlumberger and Cameron	108

12.12	Publicity	108
12.13	Severability	108
12.14	Jurisdiction and Venue	109
12.15	Non-Waiver	109

v

Amended and Restated Master Formation Agreement

This Amended and Restated Master Formation Agreement (as may be supplemented or amended in accordance with the provisions hereof, this “Agreement”), dated as of June 30, 2013, is by and among Cameron International Corporation, a Delaware corporation (“Cameron”), Schlumberger Limited, a Curaçao corporation (“Schlumberger”), Schlumberger Technology Corporation, a Texas corporation (“Schlumberger US”), and Schlumberger Holdings B.V., a Netherlands limited liability company (“Schlumberger BV”).  This Agreement amends and restates the original Master Formation Agreement, dated as of November 14, 2012, by and among the parties, in accordance with Section 10.3 thereof (it being understood that all references to the “date hereof” or the “date of this Agreement” shall refer to November 14, 2012).

Cameron and Schlumberger, in each case acting where necessary through various subsidiaries, wish to combine the Cameron Subsea Business and the Schlumberger Subsea Business (each as defined below) into the following entities:

(a)           a limited liability company formed under the laws of the State of Delaware (“US Venture Entity”), which will hold the U.S. portions of such businesses and will be owned 60% by Cameron or an Affiliate of Cameron and 40% by Schlumberger US or an Affiliate of Schlumberger US;

(b)           an entity formed under the laws of Luxembourg (“Lux Venture Entity”), which will hold certain non-U.S. portions of such businesses and will be owned 60% by Cameron or an Affiliate of Cameron and 40% by Schlumberger BV or one or more Affiliates of Schlumberger BV; and

(c)           an entity formed under the laws of the Netherlands (“Non-U.S. Venture Entity”), which will hold the non-U.S. portions of such businesses (other than such portions held by Lux Venture Entity) and will be owned 60% by one or more Affiliates of Cameron and 40% by Schlumberger BV or one or more Affiliates of Schlumberger BV.

Accordingly, in consideration of the premises and the mutual covenants of the parties set forth herein and upon the terms and subject to the conditions set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1.  DEFINITIONS AND GENERAL

1.1   Definitions.  The capitalized terms defined in this Section 1.1, whenever used in this Agreement, shall have the following meanings for all purposes of this Agreement:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question; provided, however, that no Venture Entity shall be considered an Affiliate of any of Cameron, Schlumberger, Schlumberger US or Schlumberger BV and Cameron, Schlumberger and their respective non-Venture Entity Affiliates shall not be considered Affiliates of the Venture Entities. For purposes of this definition, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or general partnership or managing member interests, by contract or otherwise.

“Affiliated Owners” has the meaning given such term in Section 11.1(a).

“Agreement” has the meaning given such term in the preamble hereto.

“Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act, the EU Merger Regulation, non-U.S. antitrust and competition laws and all other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Deductible” means with respect to Cameron or Schlumberger, $10,000,000 per calendar year, in each case which amount shall be prorated for the period from the Closing Date to December 31 in the year in which the Closing Date occurs.

“Applicable Law” means any applicable statute, law, regulation, ordinance, rule, judgment, order, decree, permit, approval, concession, grant, franchise, license, agreement or requirement of any Governmental Authority having jurisdiction over the matter or matters in question, and in each case as existing (including all of the terms and provisions of applicable common law) at the time in question.

“Casualty or Condemnation Loss” means, with respect to the Cameron Subsea Business or the Schlumberger Subsea Business, as the case may be, (i) a Loss, whether or not insured, as a result of any fire, flood, accident, explosion, strike, labor disturbance, riot, act of God or public enemy or other calamity or casualty, unless such Loss shall have been substantially cured, repaired or restored by Cameron or Schlumberger, as the case may be, prior to the Closing Date, or (ii) that proceedings have been instituted or threatened seeking the condemnation or other taking of a portion of such business in the future.

“Change of Control Event” means (a) with respect to Cameron or Schlumberger, that any one of the following events has occurred after the date of this Agreement: (i) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Cameron or Schlumberger, as the case may be, and its subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) other than a subsidiary of Cameron or Schlumberger, as the case may be; (ii) the adoption of a plan relating to the liquidation or dissolution of Cameron or Schlumberger, as the case may be; (iii) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined in clause (a)(i))) becomes the beneficial owner (as that term is used in Rule 13d-3 of the General Rules and Regulations under the Exchange Act), directly or indirectly, of more than 30% of the then-outstanding voting securities of Cameron or Schlumberger, as the case may be, measured by voting power rather than number of shares; or (iv) the first day on which a majority of the members of the Board of Directors of Cameron or Schlumberger, as the case may be, are not Continuing Directors; and (b) with respect to an Affiliated Owner, a change in the equity ownership of the Affiliated Owner has occurred such that Cameron or Schlumberger, as applicable, no longer owns, directly or indirectly, all outstanding equity interests in such Affiliated Owner. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control Event with respect to Cameron or Schlumberger if (a) Cameron or Schlumberger, as the case may be, becomes a direct or indirect wholly owned subsidiary of a Person or directly or indirectly sells, transfers, conveys or otherwise disposes of all or substantially all of the properties or assets of itself and its subsidiaries, taken as a whole, to such Person or a wholly owned subsidiary thereof and (b)(i) the holders of the voting securities of such Person immediately following that transaction are substantially the same as the holders of voting securities of Cameron or Schlumberger, as the case may be, immediately prior to that transaction or (ii) both (x) the holders of voting securities of Cameron or Schlumberger, as the case may be, immediately prior to that transaction beneficially own, directly or indirectly, more than 50% of the voting securities of such Person, measured by voting power rather than number of shares, immediately following such transaction and (y) no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) becomes the beneficial owner, directly or indirectly, of more than 30% of the voting securities of such Person, measured by voting power rather than number of shares, immediately following such transaction. For purposes of this definition, “Continuing Director” means, as of any date of determination, any member of the Board of Directors of Cameron or Schlumberger, as the case may be, who: (1) was a member of such Board of Directors on the date of this Agreement; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Change of Control Notice” has the meaning given such term in Section 11.1(a).

“Change of Control Third Party” has the meaning given such term in Section 11.1(a).

“Charter Documents” means, with respect to any entity, (a) the articles or certificate of formation, incorporation or organization (or the comparable organizational documents) of that entity, (b) the bylaws or limited liability company agreement or regulations (or the comparable governing documents) of that entity and (c) each document setting forth the designation, amount and relative rights, limitations and preferences of any class or series of equity ownership in that entity or any rights in respect of that entity’s equity ownership interests.

“Claim” means any claim, demand, suit, action, investigation, proceeding, governmental action or cause of action of any kind or character (in each case, whether civil, criminal, investigative or administrative), known or unknown, under any theory, including those based on theories of contract, tort, statutory liability, strict liability, employer liability, premises liability, products liability or breach of warranty.

“Closing” means the closing of the transactions contemplated by this Agreement to occur on the Closing Date.

“Closing Date” has the meaning given such term in Section 3.9(a).

“Closing Statement” has the meaning given such term in Section 3.6(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Committee” has the meaning given such term in the Shareholders’ Agreement.

“Contracts” means contracts, leases, licenses, indentures, agreements, purchase orders, commitments and all other legally binding arrangements, whether oral or written.

“Cameron” has the meaning given such term in the preamble to this Agreement.

“Cameron Benefit Plan” means every Employee Benefit Plan sponsored, maintained or contributed to, or required to be contributed to, by Cameron, or any ERISA Affiliate of Cameron, for the benefit of current or former employees of the Cameron Subsea Business.

“Cameron Disclosure Letter” means the disclosure letter from Cameron to Schlumberger, Schlumberger US and Schlumberger BV dated and delivered the date of this Agreement and containing exceptions to the representations, warranties and covenants hereof and certain other information called for hereby.

“Cameron Entities” has the meaning given such term in Section 5.1.

“Cameron Financial Information” has the meaning given such term in Section 5.6(a).

“Cameron Governmental Approvals” has the meaning given such term in Section 5.11.

“Cameron Indemnified Persons” means Cameron and its Affiliates and their respective officers, directors, managers and employees.

“Cameron Joint Facility” has the meaning given such term in Section 5.9(c).

“Cameron Leased Real Property” has the meaning given such term in Section 5.9(a)(i).

“Cameron Material Contract” has the meaning given such term in Section 5.17.

“Cameron Net Working Capital” has the meaning given such term in Section 3.3(a).

“Cameron Other Real Property Rights” has the meaning given such term in Section 5.9(a)(i).

“Cameron Owned Real Property” has the meaning given such term in Section 5.9(a)(i).

“Cameron Owner” means a subsidiary of Cameron that owns an interest in a Venture Entity.

“Cameron Pre-Closing Environmental Liabilities” means any Environmental Liabilities arising or resulting from (a) any violation of Environmental, Health and Safety Requirements by Cameron or its Affiliates in connection with the operation of the Cameron Subsea Business or the Cameron Transferred Assets prior to the Closing Date; (b) any Release or presence of Hazardous Substances on, at, in, under or from any Cameron Owned Real Property or any Cameron Leased Real Property to the extent such Release occurred or such presence existed prior to the Closing Date; or (c) any disposal or arrangement for disposal of Hazardous Substances prior to the Closing Date by Cameron or its Affiliates at any third-party landfill or other third-party disposal location in connection with the operation of the Cameron Subsea Business or the Cameron Transferred Assets.

“Cameron Proprietary Rights” has the meaning given such term in Section 5.18(a).

“Cameron Real Property Lease” has the meaning given such term in Section 5.9(b).

“Cameron Retained IP” means the Intellectual Property that (i) is owned by Cameron or its Affiliates or to which Cameron or its Affiliates otherwise have rights, (ii) is not primarily related to, but has some utility to and is used in or involved in a work in progress for, the Cameron Subsea Business, and (iii) exists as of the Closing Date, including the Cameron Retained IP that is identified in Section 9.6 of the Cameron Disclosure Letter.

“Cameron Subsea Business” means the business of Cameron and its subsidiaries in providing equipment, technology, methods and services for subsea oil and gas development and production, including the following equipment, activities and services: (i) subsea trees; (ii) subsea manifolds; (iii) subsea jumpers and connectors; (iv) subsea power and connectors; (v) subsea control systems; (vi) subsea surveillance; (vii) subsea flow assurance consulting; (viii) subsea well intervention and pressure control systems; (ix) subsea pumps; (x) subsea processing; (xi) subsea wellheads; (xii) equipment design and manufacture for subsea oil and gas development and production; (xiii) data management services as necessary or desirable to perform the foregoing; and (xiv) research and development programs for any of the foregoing, as such business lines have been operated in accordance with Cameron’s past practice prior to the Closing Date, and as otherwise reflected in the Cameron Financial Information.  For the avoidance of doubt, the Cameron Subsea Business does not include (1) Cameron’s Valves & Measurement business segment or its Flow Control or Drilling Systems businesses or any products or technologies of such segment or businesses, including chokes and actuators or (2) the Non-Transferred Cameron Assets.

“Cameron Subsea Business Employee” has the meaning given such term in the Employee Matters Agreement.

“Cameron Subsea Proposal” has the meaning given such term in Section 6.7(a).

“Cameron Supply Agreements” means the agreements designated as such to be executed and delivered by Cameron and one or more of the Venture Entities at or prior to Closing in a form mutually agreed upon by the parties.

“Cameron Target Net Working Capital” has the meaning given such term in Section 3.5(a).

“Cameron Transferred Assets” means the assets to be transferred, whether directly or pursuant to the transfer of an entity, by Cameron and its Affiliates to the Venture Entities and their subsidiaries pursuant to Section 2.1, subject to Section 2.3.

“Cameron Transferred Employees” has the meaning given such term in the Employee Matters Agreement.

“Cameron Transferred IP” means the Intellectual Property that (i) is owned by Cameron or its Affiliates or to which Cameron or its Affiliates otherwise have rights, (ii) is used or held for use primarily in connection with or otherwise primarily related to the Cameron Subsea Business and (iii) exists as of the Closing Date, including the Cameron Proprietary Rights that are identified in Section 5.18(a) of the Cameron Disclosure Letter.

“Cameron Transferred Liabilities” means, subject to the indemnification obligations of Cameron and its Affiliates under Article 8, (i) the liabilities of Cameron and its Affiliates to be assumed by the Venture Entities and their subsidiaries pursuant to Section 2.1, (ii) those held by any entity to be transferred by Cameron and its Affiliates to the Venture Entities pursuant to Section 2.1, and (iii) the obligations of Cameron and its Affiliates under any Contracts included as Cameron Transferred Assets; provided, that the term “Cameron Transferred Liabilities” shall not include any Excluded Liabilities.

“Cameron Transferred Subsidiaries Interests” has the meaning given such term in Section 5.8.

“Cameron Transferred Subsidiary” has the meaning given such term in Section 5.1.

“Cameron Transferring Affiliates” has the meaning given such term in Section 5.1.

“Disposing Party” has the meaning given such term in Section 11.2(a).

“Disposition” has the meaning given such term in Section 11.2(a).

“Disposition Notice” has the meaning given such term in Section 11.2(a).

“Election Period” has the meaning given such term in Section 11.1(a).

“Employee Benefit Plans” means all pension, retirement, profit-sharing, medical, vacation, hospitalization, vision, dental, health, life, severance or termination of employment plans, including any “employee benefit plan” as defined in Section 3(3) of ERISA.

“Employee Matters Agreement” means the agreement designated as such regarding certain employee matters to be executed and delivered by the parties, US Venture Entity, Non-U.S. Venture Entity and certain of their respective Affiliates at or prior to Closing in a form mutually agreed upon by the parties.

“Environmental, Health and Safety Requirements” means any Applicable Law relating to (a) the prevention, abatement or elimination of pollution, (b) the generation, handling, treatment, storage, disposal or transportation of Hazardous Substances, (c) exposure to Hazardous Substances, including in the workplace, or (d) protection or conservation of the environment or natural resources (in each case other than that which relates to product liability or defect matters).

“Environmental Liabilities” shall mean any and all liabilities (including liabilities for any remedial, removal, response, abatement, cleanup, investigative and/or monitoring costs and any other related costs and expenses) pursuant to or under any Environmental, Health and Safety Requirements, including such liabilities incurred or imposed (a) pursuant to any legally-binding agreement, order, notice of responsibility, directive (including directives embodied in Environmental, Health and Safety Requirements), injunction, judgment or settlement issued or entered under or in connection with Environmental, Health and Safety Requirements, or (b) pursuant to any Claim by a Governmental Authority or other Person for personal injury, property damage, damage to natural resources, remediation, or payment or reimbursement of response costs asserted by such Governmental Authority or Person pursuant to any Environmental, Health and Safety Requirements.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any Person, any trade or business, whether or not incorporated, which together with such Person would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code.

“EU Merger Regulation” means Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Liabilities” has the meaning given such term in Section 2.4.

“Exempt Intercompany Debt” means with respect to Cameron or Schlumberger, intercompany debt that has a corresponding account receivable in the same amount and that is contemplated by Cameron’s Pre-Closing Reorganization Plan or Schlumberger’s Pre-Closing Reorganization Plan, as applicable.

“Exercise Notice” has the meaning given such term in Section 11.2(a).

“FCPA” means the Foreign Corrupt Practices Act of the United States of 1977, as amended.

“Fundamental Representations” means, with respect to Schlumberger, Schlumberger US and Schlumberger BV, the representations and warranties contained in Sections 4.1, 4.2, 4.7, 4.8, the last sentence of 4.9(a)(i), 4.10, 4.18(b)(i) and 4.22, and with respect to Cameron, the representations and warranties contained in Sections 5.1, 5.2, 5.7, 5.8, the last sentence of 5.9(a)(i), 5.10, 5.18(b)(i) and 5.22.

“Future Developments” means any improvement, enhancement or modification to the Transferred IP or the Retained IP made by one or more Venture Entities (or by one or more third parties (e.g., a contractor or consultant retained on a “work for hire” basis) with an obligation to transfer rights to any such improvement, enhancement or modification to one or more Venture Entities), and inventions, discoveries, works of authorship, know-how, technical information, work product and/or other information developed by one or more Venture Entities (or by one or more third parties (e.g., a contractor or consultant retained on a “work for hire” basis) with an obligation to transfer rights to any such inventions, discoveries, works of authorship, know-how, technical information, work product and/or other information), and all Intellectual Property embodied in any of the foregoing that are created, conceived or first reduced to practice after the Closing Date. Future Developments do not include improvements, enhancements or modifications made to the Transferred IP or the Retained IP, or inventions, discoveries, works of authorship, know-how, technical information, work product or other information developed by one or more Venture Entities or by one or more parties with an obligation to transfer rights to any of the foregoing to one or more Venture Entities as to which the Venture Entities do not have the right to license such Future Development as would otherwise be required by Section 9.5.

“GAAP” means generally accepted accounting principles, as in effect in the U.S. applied on a consistent basis.

“Governmental Approval” means any permit, license, franchise, approval, consent, waiver, certification, qualification or other authorization issued, granted, given or otherwise made available or the expiration or termination of any applicable waiting period by or under the authority of any Governmental Authority or pursuant to any Applicable Law.

“Governmental Authority” means any federal, state, local or foreign government or any provincial, departmental or other political subdivision thereof, or any entity, body or authority exercising executive, legislative, judicial, regulatory, administrative or other governmental functions, including any court, department, commission, board, bureau, agency, instrumentality or administrative body.

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person, or in any manner providing for the payment of any Indebtedness or other obligation of any other Person or otherwise protecting the holder of such Indebtedness or other obligation against loss (whether arising by virtue of partnership arrangements, by obtaining letters of credit, by agreement to keep-well, to purchase assets, goods, securities or services, or to take-or-pay or otherwise); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

“Hazardous Substances” means any substance, material or waste that is regulated (or the cleanup of which can be required) under any Environmental, Health and Safety Requirement, whether applicable now or in the future. Without limiting the generality of the foregoing, Hazardous Substances shall include (a) “hazardous wastes,” “hazardous materials,” “hazardous substances,” “toxic substances,” “radioactive materials,” “pollutants,” or “contaminants” or other similar identified designations in any Environmental, Health and Safety Requirement; (b) petroleum, refined petroleum products and fractions or by-products thereof, in each case whether in their virgin, used or waste state; and (c) polychlorinated biphenyls, asbestos or asbestos-containing materials.

“HSR Act” has the meaning given such term in Section 4.4.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable, trade advertising and accrued obligations), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all capital lease obligations of such Person, (i) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements and (j) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness expressly limits the liability of such Person in respect thereof.

“Indemnified Party” means any party or any Venture Entity that is entitled to indemnification under this Agreement.

“Indemnifying Party” means any party or Venture Entity from which indemnification is sought under this Agreement.

“Independent Accountants” has the meaning given such term in Section 3.6(b).

“Independent IP” has the meaning given such term in Section 9.10.

“Intellectual Property” means patents, patent applications (filed, unfiled or being prepared), records of invention, invention disclosures, trademarks (registered or unregistered), trademark applications (filed, unfiled or being prepared), trade names, copyrights (registered or unregistered), copyright applications (filed, unfiled or being prepared), service marks (registered or unregistered), service mark applications (filed, unfiled or being prepared), database rights (registered or unregistered), all together with the goodwill associated with such marks or names, trade secrets, shop and royalty rights, technology, inventions, know-how, processes and confidential and proprietary information, including any being developed (including but not limited to designs, manufacturing data, design data, test data, operational data, and formulae), whether or not recorded in tangible form through drawings, software, reports, manuals or other tangible expressions, whether or not subject to statutory registration, whether foreign or domestic, and all rights to any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Joint Contracts” has the meaning given such term in Section 7.15(b).

“Joint Permits” has the meaning given such term in Section 7.15(c).

“Jointly Created Assets” has the meaning given such term in Section 11.1(b)(v).

“Jointly Created Liabilities” has the meaning given such term in Section 11.1(b)(v).

“Liabilities” means, collectively, the Cameron Transferred Liabilities and the Schlumberger Transferred Liabilities.

“LIBOR” means the rate appearing on the appropriate page of the Bloomberg Monitor (or such other page or service as may replace it for the purpose of displaying London interbank offered rates of leading reference banks) at approximately 11:00 a.m. London time, as the rate for U.S. Dollar deposits for a three-month interest period. In the event that such rate is not available at such time for any reason, “LIBOR” shall be the rate (rounded to the nearest 1/16 of 1% or, if there is no nearest 1/16 of 1%, the next higher 1/16 of 1%) at which U.S. Dollar deposits of $5,000,000 are offered for a three-month interest period in immediately available funds by the principal London office of JPMorgan Chase Bank, N.A. to leading banks in the London interbank market at approximately 11:00 a.m. London time (or as soon thereafter as possible).

“Lien” means, with respect to any property or other asset of any Person (or any revenues, income or profits of that Person therefrom) (in each case whether the same is consensual or nonconsensual or arises by Contract, operation of law, legal process or otherwise), (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors of that Person. For purposes of this Agreement, a Person will be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease, synthetic lease or other title retention agreement relating to that asset.

“Loss” shall mean any loss, cost, liability or expense, settlement, damage of any kind, judgment, obligation, charge, fee, fine, penalty, interest, court cost and/or administrative and reasonable attorneys’ fees or disbursements (at all levels, including appellate), but excluding a party’s indirect corporate and administrative overhead costs.

“Lux Purchase Price” means the cash that shall be used by Schlumberger BV to acquire an equity interest in Lux Venture Entity pursuant to the Lux Transfer Agreement.

“Lux Transfer Agreement” means the Parts Transfer Agreement, dated as of June 30, 2013, by and between Cameron and Schlumberger BV, relating to Lux Venture Entity.

“Lux Venture Entity” has the meaning given such term in the recitals.

“Material Adverse Effect” means, with respect to the Subsea Business, the Cameron Subsea Business or the Schlumberger Subsea Business, as applicable, any change, development, effect or occurrence (any such item, an “Effect”) that is materially adverse to the business, assets or condition (financial or otherwise) of such business except, in each case, for any Effect to the extent such Effect results from or is attributable to the following:

(i) any change in conditions in the U.S., foreign or global economy or capital or financial markets generally, including any change in interest or exchange rates, except to the extent such Effect has a disproportionate effect on such business when compared to the other businesses operating in the same industry,

(ii) any change in conditions (including any change or proposed change in general legal, regulatory, political, economic or business conditions or any change or proposed change in Applicable Law or GAAP) in, or otherwise generally affecting, the industry in which such business operates, except to the extent such Effect has a disproportionate effect on such business when compared to the other businesses operating in the same industry,

(iii) the announcement or pendency of this Agreement and the transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees,

(iv) any act of terrorism or war (whether or not threatened, pending or declared) or any escalation or worsening thereof, except to the extent such Effect has a disproportionate effect on such business when compared to the other businesses operating in the same industry and except to the extent such Effect directly affects the properties or other assets of the Subsea Business, the Cameron Subsea Business or the Schlumberger Subsea Business, as applicable,

(v) any hurricane, tornado, flood, earthquake, tsunami, volcanic eruption or other natural disaster, except to the extent such Effect has a disproportionate effect on such business when compared to the other businesses operating in the same industry and except to the extent such Effect directly affects the properties or other assets of the Subsea Business, the Cameron Subsea Business or the Schlumberger Subsea Business, as applicable,

(vi) any action taken by Cameron or Schlumberger with the written consent of the other party, or

(vii) any failure by Cameron, Schlumberger or such business to meet revenue or earnings forecasts or projections (it being understood that, without limiting the applicability of the provisions contained in clause (i) or (ii) above, the cause or causes of any such failure may be deemed either alone or in combination with other events to constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred).

“MPFM Supply, Separation and Support Agreements” means the agreements designated as such to be executed and delivered by one or more of the parties and one or more of the Venture Entities at or prior to Closing in a form mutually agreed upon by the parties.

“Nominee and Holdback Agreement” means the agreement designated as such to be executed and delivered by one or more of the parties and one or more of the Venture Entities at or prior to Closing in a form mutually agreed upon by the parties.

“Non-Public Information” means information not in the public domain relating to costs, profits or profit margins; strategic plans; plans for development of new products, services or technologies; customer names; bids, pricing policies, prices, price schedules or terms; proposed transactions; technology plans or status of implementation; proposals; contracts; non-published Intellectual Property; or marketing plans.

“Non-Transferred Assets” means the Non-Transferred Cameron Assets and the Non-Transferred Schlumberger Assets.

“Non-Transferred Cameron Assets” has the meaning given such term in Section 2.3.

“Non-Transferred Cameron Businesses” means all products and services of Cameron and its Affiliates other than the Cameron Subsea Business.

“Non-Transferred Permit” has the meaning given such term in Section 7.15(c).

“Non-Transferred Schlumberger Assets” has the meaning given such term in Section 2.3.

“Non-Transferred Schlumberger Businesses” means all products and services of Schlumberger and its Affiliates other than the Schlumberger Subsea Business.

“Non-U.S. Cameron Benefit Plan” has the meaning given such term in Section 5.19(f).

“Non-U.S. Exchanged Interest” means the equity interest in Non-U.S. Venture Entity (i) that shall be acquired by Schlumberger BV pursuant to Section 2.1(c)(ii) and (ii) the amount of which shall be determined pursuant to the procedures described in Section 6.10.

“Non-U.S. Purchase Price” means the cash (i) that shall be used by Schlumberger BV to acquire an equity interest in Non-U.S. Venture Entity pursuant to Section 2.1(c)(iii) and (ii) the amount of which shall equal $300 million minus the Lux Purchase Price.

“Non-U.S. Schlumberger Benefit Plan” has the meaning given such term in Section 4.19(f).

“Non-U.S. Venture Entity” has the meaning given such term in the recitals.

“Non-U.S. Venture Entity Group” means Non-U.S. Venture Entity and its subsidiaries, collectively.

“Notifying Party” has the meaning given such term in Section 11.1(a).

“Other Party” has the meaning given such term in Section 11.1(a).

“Outside Date” has the meaning given such term in Section 10.1(b).

“Patent Family” has the meaning given such term in Section 9.12(a).

“PBGC” means the U.S. Pension Benefit Guaranty Corporation.

“Pension Benefit Plan” means every benefit plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA.

“Percentage Interest” means a Person’s direct or indirect ownership interest in each Venture Entity, which interest is, with respect to (i) Cameron (directly or through subsidiaries), 60%, and (ii) Schlumberger (directly or through subsidiaries), 40%.

“Permitted Encumbrances” means (a) Liens for Taxes that are not yet due and payable, or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) workers’ or unemployment compensation Liens arising in the ordinary course of business; (c) mechanics’, materialmen’s, suppliers’, vendors’ or similar Liens arising in the ordinary course of business for amounts not yet due and payable or which are being contested in good faith; (d) utility easements not materially impairing the use or value of the burdened property (but not any violation thereof or encroachment thereon); (e) zoning, entitlement, building and other land use regulations which do not materially impair, prohibit or restrict the occupancy or current use of the real property which they encumber (but not any violation thereof or encroachment thereon); (f) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the real property or matters that may be disclosed by a survey of the real property which do not materially impair, prohibit or restrict the occupancy or current use of the real property which they encumber (but not any violation thereof or any encroachment thereon); and (g) Liens which, in the aggregate, are not reasonably likely to impair, in any material respect, the continued use of such asset or property (or interest therein) as it is presently used.

“Person” means any corporation, limited liability company, individual, joint stock company, joint venture, partnership, unincorporated association, Governmental Authority or other entity.

“Personal Property” means inventory; machinery and equipment; furniture and fixtures; tools; leasehold improvements; transportation equipment; computing and telecommunications equipment; and other items of tangible personal property (and interests in any of the foregoing).

“Pre-Closing Reorganization Plan” has the meaning given such term in Section 6.9.

“Product Development Services Agreements” means the agreements designated as such to be executed and delivered by the parties and one or more of the Venture Entities at or prior to Closing in a form mutually agreed upon by the parties.

“Prohibited Payment” means the payment, offer or promise to pay, or authorization of the offer, promise or payment, directly or indirectly (through one or more intermediaries), of any money or anything of value to (i) any Public Official for the purpose of influencing any act or decision of, or for securing any improper advantage from, such Public Official, or a government, instrumentality thereof, or political party, in order to assist in any way in obtaining or retaining business for or with, or directing business to, any person; or (ii) any Public Official or other person or entity, if such payment, offer, promise or authorization would violate any Applicable Law of any country to which any member of the Venture Group is subject, the FCPA or the UK Bribery Act.

“Proposing Party” shall have the meaning given such term in Section 6.9.

“Public International Organization” means any public international organization covered by the FCPA or the UK Bribery Act, including international financial institutions such as the World Bank Group, the International Bank for Reconstruction & Development (IBRD), the European Bank for Reconstruction & Development (EBRD), and the Asian Development Bank.

“Public Official” means any officer or employee of a government or any department, agency, or instrumentality thereof, or of a Public International Organization, any political party, any official of a political party, any candidate for political office, or any person acting in an official capacity for or on behalf of any such government, department, agency, instrumentality, Public International Organization, or political party.

“Recipient Party” has the meaning given such term in Section 11.2(a).

“Release” means any spill, effluent, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching, abandoning, adding, or migration of any Hazardous Substances into the indoor or outdoor environment, or into or out of any property or facility.

“Remedial Action” has the meaning given such term in Section 8.2(b).

“Response Notice” has the meaning given such term in Section 11.1(a).

“Restricted Asset” has the meaning given such term in Section 7.15(a).

“Restricted Liability” has the meaning given such term in Section 7.15(a).

“Restriction” has the meaning given such term in Section 7.15(a).

“Reviewing Party” has the meaning given such term in Section 6.9.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Closing” has the meaning given such term in Section 3.9(b).

“Shared Services Agreements” means the agreements designated as such to be executed and delivered by the parties and one or more of the Venture Entities at or prior to Closing in a form mutually agreed upon by the parties.

“Shareholders’ Agreement” means the agreement designated as such in a form mutually agreed upon by the parties to be executed on the Closing Date by Cameron, Schlumberger, each Cameron Owner, each Schlumberger Owner and each Venture Entity relating to certain governance and other matters regarding the Venture Entities.

“Specified Tax Losses” means license, payroll, employment, excise, severance, stamp, occupation, premium, customs’ duties, capital stock, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added or other similar taxes imposed by any Governmental Authority, but shall not include (i) income, gross receipts, franchise, profits, alternative or add-on minimum, windfall profits or other similar taxes imposed by any Governmental Authority, (ii) Taxes imposed by any Governmental Authority in Brazil, (iii) interest, penalties or other additions to Tax of any kind and (iv) any Taxes described in Sections 8.4(a)(iv), (v), (vi), (vii) or (viii) or Sections 8.4(b)(iv), (v), (vi), (vii) or (viii).

“Schlumberger” has the meaning given such term in the preamble to this Agreement.

“Schlumberger Benefit Plan” means every Employee Benefit Plan sponsored, maintained, or contributed to, or required to be contributed to, by Schlumberger, or any ERISA Affiliate of Schlumberger, for the benefit of current or former employees of the Schlumberger Subsea Business.

“Schlumberger BV” has the meaning given such term in the preamble to this Agreement.

“Schlumberger Disclosure Letter” means the disclosure letter from Schlumberger, Schlumberger US and Schlumberger BV to Cameron dated and delivered the date of this Agreement and containing exceptions to the representations, warranties and covenants hereof and certain other information called for hereby.

“Schlumberger Entities” has the meaning given such term in Section 4.1.

“Schlumberger Financial Information” has the meaning given such term in Section 4.6(a).

“Schlumberger Governmental Approvals” has the meaning given such term in Section 4.11.

“Schlumberger Indemnified Persons” means Schlumberger and its Affiliates and their respective officers, directors, managers and employees.

“Schlumberger Joint Facility” has the meaning given such term in Section 4.9(c).

“Schlumberger Leased Real Property” has the meaning given such term in Section 4.9(a)(i).

“Schlumberger Material Contract” has the meaning given such term in Section 4.17.

“Schlumberger Net Working Capital” has the meaning given such term in Section 3.3(b).

“Schlumberger Other Real Property Rights” has the meaning given such term in Section 4.9(a)(i).

“Schlumberger Owned Real Property” has the meaning given such term in Section 4.9(a)(i).

“Schlumberger Owner” means a subsidiary of Schlumberger that owns an interest in a Venture Entity.

“Schlumberger Pre-Closing Environmental Liabilities” means any Environmental Liabilities arising or resulting from (a) any violation of Environmental, Health and Safety Requirements by Schlumberger or its Affiliates in connection with the operation of the Schlumberger Subsea Business or the Schlumberger Transferred Assets prior to the Closing Date; (b) any Release or presence of Hazardous Substances on, at, in, under or from any Schlumberger Owned Real Property or any Schlumberger Leased Real Property to the extent such Release occurred or such presence existed prior to the Closing Date; or (c) any disposal or arrangement for disposal of Hazardous Substances prior to the Closing Date by Schlumberger or its Affiliates at any third-party landfill or other third-party disposal location in connection with the operation of the Schlumberger Subsea Business.

“Schlumberger Proprietary Rights” has the meaning given such term in Section 4.18(a).

“Schlumberger Real Property Lease” has the meaning given such term in Section 4.9(b).

“Schlumberger Retained IP” means the Intellectual Property that (i) is owned by Schlumberger or its Affiliates or to which Schlumberger or its Affiliates otherwise have rights, (ii) is not primarily related to, but has some utility to and is used in or involved in a work in progress for, the Schlumberger Subsea Business, and (iii) exists as of the Closing Date, including the Schlumberger Retained IP that is identified in Section 9.7 of the Schlumberger Disclosure Letter.

“Schlumberger Subsea Business” means (a) all of the assets and businesses of Framo Engineering A.S. and any direct or indirect subsidiary thereof; (b) the flow assurance consultancy businesses of Schlumberger; (c) the businesses and assets of Schlumberger that provide surveillance of the integrity of offshore and onshore installations, offshore and onshore pipelines, subsea umbilicals, subsea flowlines, and subsea risers; (d) the “Diamould” assets and business of Schlumberger; and (e) the assets of Schlumberger set forth in Section 1.1 of the Schlumberger Disclosure Letter intended to be used to perform or to facilitate rigless well intervention for subsea wells, in each case as such business lines have been operated in accordance with Schlumberger’s past practice prior to the Closing Date, and as otherwise reflected in the Schlumberger Financial Information; provided, that for sake of clarity, “Schlumberger Subsea Business” excludes (i) all of the business, products and services of or offered by the Schlumberger Information Solutions business of Schlumberger such as, but not limited to “Pipesim,” “Petrel,” “Eclipse” and “Intersect”; (ii) the assets and business acquired and conducted by Schlumberger via the acquisition of SPT Group, including without limitation “Olga,” and the consulting businesses of Schlumberger supporting such business; (iii) any products or services that are utilized or situated within the wellbore or in the reservoir; (iv) the business, products or services of or offered by the Testing Services business of Schlumberger, including but not limited to landing strings; and (v) the Non-Transferred Schlumberger Assets.

“Schlumberger Subsea Business Employee” has the meaning given such term in the Employee Matters Agreement.

“Schlumberger Subsea Proposal” has the meaning given such term in Section 6.7(b).

“Schlumberger Supply Agreements” means the agreements designated as such to be executed and delivered by Schlumberger and one or more of the Venture Entities at or prior to Closing in a form mutually agreed upon by the parties.

“Schlumberger Target Net Working Capital” has the meaning given such term in Section 3.5(b).

“Schlumberger Transferred Assets” means the assets to be transferred, whether directly or pursuant to the transfer of an entity, by Schlumberger and its Affiliates to the Venture Entities and their subsidiaries pursuant to Section 2.1, subject to Section 2.3.

“Schlumberger Transferred Employees” has the meaning given such term in the Employee Matters Agreement.

“Schlumberger Transferred IP” means the Intellectual Property that (i) is owned by Schlumberger or its Affiliates or to which Schlumberger or its Affiliates otherwise have rights, (ii) is used or held for use primarily in connection with or otherwise primarily related to the Schlumberger Subsea Business, and (iii) exists as of the Closing Date, including the Schlumberger Proprietary Rights that are identified in Section 4.18(a) of the Schlumberger Disclosure Letter.

“Schlumberger Transferred Liabilities” means, subject to the indemnification obligations of Schlumberger and its Affiliates under Article 8, (i) the liabilities of Schlumberger and its Affiliates to be assumed by the Venture Entities and their respective subsidiaries pursuant to Section 2.1, (ii) those held by any entity to be transferred by Schlumberger and its Affiliates to the Venture Entities pursuant to Section 2.1, and (iii) the obligations of Schlumberger and its Affiliates under any Contracts included as Schlumberger Transferred Assets; provided, that the term “Schlumberger Transferred Liabilities” shall not include any Excluded Liabilities.

“Schlumberger Transferred Subsidiaries Interests” has the meaning given such term in Section 4.8.

“Schlumberger Transferred Subsidiary” has the meaning given such term in Section 4.1.

“Schlumberger Transferring Affiliates” has the meaning given such term in Section 4.1.

“Schlumberger US” has the meaning given to such term in the preamble.

“Subsea Business” means (a) the development (including research), design, engineering, manufacturing, marketing, sale and servicing of products and services, installed or provided on  the seabed or between the seabed and any platform or vessel on the surface, and which are associated with the control, handling, delivery, pumping, compression and processing of hydrocarbons and associated well fluids between the seabed and submerged processing and production facilities; (b) the provision, marketing and sale of consulting services aimed at assisting the customer to minimize any impediments associated with flow lines and umbilicals or other equipment on the seabed or between the seabed and the surface and to improve reservoir recovery rates; (c) the provision, marketing, sale and servicing of products and services that allow for the intervention of subsea wells that cannot be accessed at surface, including the use and procurement of vessels to assist in such intervention services; and (d) (i) the provision, marketing, sale and servicing of products and services associated with measuring (excluding wellbore measurements) certain characteristics and parameters of said hydrocarbons, associated well fluids and the environment and (ii) subsea metering and surveillance. For sake of clarity, “Subsea Business” excludes all business lines, products and services that comprise the Non-Transferred Schlumberger Assets and the Non-Transferred Cameron Assets, as the case may be.

“Supporting IP” means Intellectual Property not related to the Subsea Business that is contributed or licensed to the Venture Entities by either party to support the development of the business of the Venture Entities or as part of an integrated packaged offering to a customer of the Venture Entities.

“Taxes” means all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs’ duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other taxes of any kind whatsoever, imposed by any Governmental Authority, including any interest, penalties or other additions thereto.

“Termination Fee” has the meaning given such term in Section 10.2(a).

“Transaction Documents” means this Agreement; the Transfer Documents; the Charter Documents for the Venture Entities; the Shareholders’ Agreement; the Shared Services Agreements; the Transition Services Agreements; the Nominee and Holdback Agreement; the leases, subleases and licenses entered into pursuant to Section 2.3(c); the Cameron Supply Agreements; the Schlumberger Supply Agreements; the Venture Supply Agreements; the MPFM Supply, Separation and Support Agreements; the Product Development Services Agreements; and the Employee Matters Agreement.

“Transfer Documents” has the meaning given such term in Section 3.2.

“Transfer Taxes” means all stock transfer, real property transfer, documentary, sales, use, VAT, registration and other similar Taxes and related fees, other than VAT paid or reimbursed by the Venture Entities pursuant to Section 7.3(c).

“Transferred Assets” means, collectively, the Cameron Transferred Assets and the Schlumberger Transferred Assets.

“Transferred IP” means, depending on usage, either the Cameron Transferred IP or the Schlumberger Transferred IP or both.

“Transferred Liabilities” means, collectively, the Cameron Transferred Liabilities and the Schlumberger Transferred Liabilities.

“Transition Services Agreements” means the agreements designated as such to be executed and delivered by Schlumberger and one or more of the Venture Entities at or prior to Closing in a form mutually agreed upon by the parties.

“UK Bribery Act” means the UK Bribery Act 2010, as amended.

“U.S.” means the United States of America.

“US Exchanged Interest” means the equity interest in US Venture Entity (i) that shall be acquired by Schlumberger US pursuant to Section 2.1(b)(ii) and (ii) the amount of which shall be determined pursuant to the procedures described in Section 6.10.

“US Purchase Price” means the cash (i) that shall be used by Schlumberger US to acquire an equity ownership interest in US Venture Entity pursuant to Section 2.1(b)(iii) and (ii) the amount of which shall equal $300 million.

“US Venture Entity” has the meaning given such term in the recitals.

“VAT” means value added taxes.

“Venture” means the overall business relationship constituting a venture contemplated by this Agreement and includes all of the Venture Entities.

“Venture Entities” means, collectively, US Venture Entity, Non-U.S. Venture Entity, Lux Venture Entity and, unless the context clearly indicates otherwise or unless otherwise provided, their respective subsidiaries.

“Venture Entity Indemnified Persons” means the Venture Entities and their respective Affiliates (other than Cameron, Schlumberger and their respective non-Venture Entity Affiliates) and their respective officers, directors, managers and employees.

“Venture Environmental Liabilities” means any Environmental Liabilities arising or resulting from (a) any violation of Environmental, Health and Safety Requirements by any Venture Entities or their respective Affiliates in connection with the operation of the Cameron Subsea Business, the Cameron Transferred Assets, the Schlumberger Subsea Business or the Schlumberger Transferred Assets on or after the Closing Date; (b) any Release or presence of Hazardous Substances on, at, in, under or from any Cameron Owned Real Property, Cameron Leased Real Property, Schlumberger Owned Real Property or Schlumberger Leased Real Property to the extent such Release occurred or such presence first existed on or after the Closing Date; or (c) any disposal or arrangement for disposal of Hazardous Substances on or after the Closing Date by any Venture Entities or their respective Affiliates at any third-party landfill or other third-party disposal location in connection with the operation of the Cameron Subsea Business, the Cameron Transferred Assets, the Schlumberger Subsea Business or the Schlumberger Transferred Assets.

“Venture Group” means each Venture Entity and their respective controlled Affiliates.

“Venture Owner” means any Cameron Owner or any Schlumberger Owner, and “Venture Owners” means, with respect to any Venture Entity, both the Cameron Owner and the Schlumberger Owner for such entity.

“Venture Owner Parent” means Cameron or Schlumberger, as appropriate.

“Venture Supply Agreements” means the agreements designated as such to be executed and delivered by Schlumberger and one or more of the Venture Entities at or prior to Closing in a form mutually agreed upon by the parties.

1.2   Construction. Words used in this Agreement, regardless of the number or gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context shall require. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

1.3   References. As used in this Agreement, unless expressly stated otherwise, references to (a) “include” or “including” mean “including, without limitation,” (b) a “party” mean Cameron, Schlumberger, Schlumberger US or Schlumberger BV, and to the “parties” mean all of them, (c) “days” means calendar days unless otherwise indicated, (d) references to “$” shall mean U.S. dollars; (e) references to “written” or “in writing” include in electronic form; (f) “knowledge” means (i) with respect to Cameron, the actual knowledge after reasonable inquiry of the individuals set forth in Section 1.3 of the Cameron Disclosure Letter and (ii) with respect to Schlumberger, the actual knowledge after reasonable inquiry of the individuals set forth in Section 1.3 of the Schlumberger Disclosure Letter; provided, that the type of inquiry that is customarily made in the ordinary course for public reporting purposes by such individuals shall constitute “reasonable inquiry” as used in this clause (f); (g) provisions shall apply, when appropriate, to successive events and transactions; and (h) the words “shall” and “will” are used interchangeably and have the same meaning. Unless otherwise specified, all references in this Agreement to Articles, Sections, and Exhibits are deemed references to the corresponding Articles, Sections, and Exhibits in, to and of this Agreement, each of such Exhibits being made a part hereof for all purposes.

1.4   Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

1.5   Calculations. Whenever a calculation is called for in any Transaction Document, each calculation or part of a calculation shall be rounded to six decimal places. Percentages shall be converted to a decimal and that decimal shall be rounded to six decimal places. All interest calculations shall be done on a bond-equivalent basis consisting of twelve 30-day months.

ARTICLE 2.  ORGANIZATION OF VENTURE ENTITIES

2.1   Transfers to Venture Entities.  Subject to the terms and conditions of this Agreement, the Venture Entities will be organized as follows:

(a)           Reorganizations.  Prior to Closing, each party shall engage in the reorganization steps set forth in the Pre-Closing Reorganization Plans adopted by each party in accordance with Section 6.9.

(b)           US Venture Entity.  (i) At or prior to the Closing, Cameron or a subsidiary thereof will form or cause to be formed US Venture Entity and shall transfer or cause to be transferred to US Venture Entity or one of its Affiliates the assets, shares and other equity interests included in clauses (A) and (B) and, in exchange, US Venture Entity shall issue 100% of its equity ownership interests and US Venture Entity or one of its Affiliates shall assume the liabilities included in clause (C):

(A)           all of the shares or other equity interests of the Cameron Transferred Subsidiaries that conduct the Cameron Subsea Business in the U.S., after giving effect to Cameron’s Pre-Closing Reorganization Plan;

(B)           all of the assets of Cameron and its Affiliates that are used or held for use primarily in or are primarily related to the Cameron Subsea Business in the U.S. (other than any assets held by the Cameron Transferred Subsidiaries and transferred pursuant to clause (A) or Section 2.1(c)(i)(A)); and

(C)           the liabilities (other than Excluded Liabilities) of Cameron and its Affiliates to the extent attributable or related to the Cameron Subsea Business or the Cameron Transferred Assets in the U.S., whether arising prior to, on or after the Closing Date (and whether accrued, contingent, unasserted or otherwise) (other than any liabilities held by the Cameron Transferred Subsidiaries and transferred pursuant to clause (A) or Section 2.1(c)(i)(A)).

(ii)           At the Closing, in exchange for the US Exchanged Interest, Schlumberger US shall transfer or cause to be transferred to US Venture Entity or one of its Affiliates the assets, shares and other equity interests included in clauses (A) and (B) and US Venture Entity or one of its Affiliates shall assume the liabilities included in clause (C):

(A)           all of the shares or other equity interests of the Schlumberger Transferred Subsidiaries that conduct the Schlumberger Subsea Business in the U.S., after giving effect to Schlumberger’s Pre-Closing Reorganization Plan;

(B)           all of the assets of Schlumberger US and its Affiliates that are used or held for use primarily in or are primarily related to the Schlumberger Subsea Business in the U.S. (other than any assets held by the Schlumberger Transferred Subsidiaries and transferred pursuant to clause (A) or Section 2.1(c)(ii)(A)); and

(C)           the liabilities (other than Excluded Liabilities) of Schlumberger US and its Affiliates to the extent attributable or related to the Schlumberger Subsea Business or the Schlumberger Transferred Assets in the U.S., whether arising prior to, on or after the Closing Date (and whether accrued, contingent, unasserted or otherwise) (other than any liabilities held by the Schlumberger Transferred Subsidiaries and transferred pursuant to clause (A) or Section 2.1(c)(ii)(A)).

(iii)           Immediately following the transfers by Schlumberger US described in Section 2.1(b)(ii), Schlumberger US or one of its U.S. Affiliates shall purchase for the US Purchase Price from Cameron a portion of Cameron’s resulting equity ownership interest in US Venture Entity such that following such purchase, Schlumberger US will hold a 40% equity ownership interest in US Venture Entity.

(c)           Non-U.S. Venture Entity. Subject to the specific mechanics described in the Pre-Closing Reorganization Plans adopted by each party in accordance with Section 6.9: (i) At or prior to the Closing, Cameron will form or cause to be formed Non-U.S. Venture Entity and shall transfer or cause to be transferred to Non-U.S. Venture Entity or one of its Affiliates the assets, shares and other equity interests included in clauses (A) and (B) and, in exchange, Non-U.S. Venture Entity shall issue 100% of its equity ownership interests and Non-U.S. Venture Entity or one of its Affiliates shall assume the liabilities included in clause (C):

(A)           all of the shares or other equity interests of the Cameron Transferred Subsidiaries that conduct the Cameron Subsea Business outside the U.S., after giving effect to Cameron’s Pre-Closing Reorganization Plan;

(B)           all of the assets of Cameron and its Affiliates that are used or held for use primarily in or primarily related to the Cameron Subsea Business outside the U.S. (other than any assets held by the Cameron Transferred Subsidiaries and transferred pursuant to clause (A) or Section 2.1(b)(i)(A)); and

(C)           the liabilities (other than Excluded Liabilities) of Cameron and its Affiliates to the extent attributable or related to the Cameron Subsea Business or the Cameron Transferred Assets outside the U.S., whether arising prior to, on or after the Closing Date (and whether accrued, contingent, unasserted or otherwise) (other than any liabilities held by the Cameron Transferred Subsidiaries and transferred pursuant to clause (A) or Section 2.1(b)(i)(A)).

(ii)           At the Closing, in exchange for the Non-U.S. Exchanged Interest, Schlumberger BV shall transfer or cause to be transferred to Non-U.S. Venture Entity or one of its Affiliates the assets, shares and other equity interests included in clauses (A) and (B) and Non-U.S. Venture Entity or one of its Affiliates shall assume the liabilities included in clause (C):

(A)           all of the shares or other equity interests of the Schlumberger Transferred Subsidiaries that conduct the Schlumberger Subsea Business outside the U.S., after giving effect to Schlumberger’s Pre-Closing Reorganization Plan;

(B)           all of the assets of Schlumberger BV and its Affiliates that are used or held for use primarily in or primarily related to the Schlumberger Subsea Business outside the U.S. (other than any assets held by the Schlumberger Transferred Subsidiaries and transferred pursuant to clause (A) or Section 2.1(b)(ii)(A)); and

(C)           the liabilities (other than Excluded Liabilities) of Schlumberger BV and its Affiliates to the extent attributable or related to the Schlumberger Subsea Business or the Schlumberger Transferred Assets outside the U.S., whether arising prior to, on or after the Closing Date (and whether accrued, contingent, unasserted or otherwise) (other than any liabilities held by the Schlumberger Transferred Subsidiaries and transferred pursuant to clause (A) or Section 2.1(b)(ii)(A)).

(iii)           Immediately following the transfers by Schlumberger BV described in Section 2.1(c)(ii), Schlumberger BV or one of its non-U.S. Affiliates shall purchase for the Non-U.S. Purchase Price from Cameron or one of its Affiliates a portion of Cameron’s resulting equity ownership interest in Non-U.S. Venture Entity such that following such purchase, Schlumberger BV (together with any such Affiliates) will hold a 40% equity ownership interest in Non-U.S. Venture Entity.

(d)           Lux Venture Entity.  Notwithstanding anything to the contrary contained in Section 2.1(c), the parties agree and acknowledge that certain assets and liabilities of Cameron and its Affiliates that would otherwise be transferred to, or assumed by, Non-U.S. Venture Entity pursuant to Section 2.1(c) shall instead be transferred to, or assumed by, Lux Venture Entity.  At the Closing, in exchange for the Lux Purchase Price and pursuant to the Lux Transfer Agreement, Schlumberger BV or one of its non-U.S. Affiliates shall purchase from Cameron a portion of Cameron’s equity ownership interest in Lux Venture Entity such that following such purchase, Schlumberger BV (together with any such Affiliates) will hold a 40% equity ownership interest in Lux Venture Entity.

2.2   Transferred Assets. Except as provided in Section 2.3 and subject to Section 7.15, Cameron and Schlumberger agree that the Cameron Transferred Assets and the Schlumberger Transferred Assets shall include all of the following assets of Cameron and its Affiliates or Schlumberger and its Affiliates used or held for use primarily in connection with or otherwise primarily related to the Cameron Subsea Business and the Schlumberger Subsea Business as the same shall exist as of the Closing Date:

(a)           Real Property Owned.  All owned real property together with (i) all rights, privileges, easements, rights of way, licenses, hereditaments, servitudes, use rights and other appurtenances relating thereto; (ii) all right, title and interest in and to any land lying in the bed of any street, road or highway, existing or proposed, in front of or adjoining any of such real property, any award made or to be made with respect to any of such real property by reason of change of grade or the closing of any street, road or highway and all strips and gores of real property abutting or adjoining any of such real property; and (iii) all buildings, structures, improvements, paved parking areas, fixtures and all other appurtenances thereto located on such real property.

(b)           Real Property Leases. All leases under which Cameron or Schlumberger or an Affiliate thereof is the lessee of real property.

(c)           Leases of Real Property to Third Parties. All leases under which Cameron or Schlumberger or an Affiliate thereof is the lessor of any real property.

(d)           Other Real Property Rights. All additional real property rights, privileges, easements, rights of way, licenses, hereditaments, servitudes, use rights and appurtenances relating to the Cameron Subsea Business and the Schlumberger Subsea Business.

(e)           Personal Property Owned. All Personal Property and interests in Personal Property owned.

(f)           Personal Property Leased. All leases of Personal Property entered into by Cameron, Schlumberger or any of their respective Affiliates (as lessees), including master leases pertaining to vehicles, vessels and equipment, which in any case are not fully performed as of the Closing Date.

(g)           Inventory. All raw materials, work-in-process, finished goods, purchased goods, merchandise held for resale, materials and supplies, including in-transit inventories, spare parts and stores.

(h)           Contracts. All Contracts and portions of Contracts that have continuing rights or obligations (whether or not contingent in nature) as of the Closing Date.

(i)           Governmental Approvals. All Governmental Approvals.

(j)           Claims Against Third Parties. All rights, Claims, credits or rights of set-off against third parties, whether liquidated or unliquidated, fixed or contingent, including rights of indemnification, hold harmless agreements, covenants not to prosecute and other agreements, in each case other than refunds and credits for Taxes.

(k)           Warranties. All rights under all covenants and warranties to the extent related to the Cameron Transferred Assets, the Schlumberger Transferred Assets or the operation or conduct of the Cameron Subsea Business or the Schlumberger Subsea Business, express or implied (including title warranties and manufacturers’, suppliers’ and contractors’ warranties).

(l)           Intellectual Property. Subject to Section 2.3(b), all right, title and interest in all Intellectual Property.

(m)           Information Technology. Subject to Section 2.3(b), the process control software and computer applications software, owned or licensed, whether for general business usage (e.g., accounting, word processing, graphics and spreadsheet analysis) or specific, unique-to-the-business usage (e.g., order processing, manufacturing, process control and shipping), the computer operating, security or programming software, owned or licensed, and the computer hardware, owned or leased, including in each case the related Contracts.

(n)           Net Working Capital and Cash. The net working capital and cash contributions contemplated in Section 3.3.

(o)           Goodwill. All goodwill and going concern value incident thereto.

2.3   Non-Transferred Assets.  Notwithstanding any provisions of Sections 2.1 or 2.2 to the contrary, the assets of Cameron and its Affiliates (the “Non-Transferred Cameron Assets”) and of Schlumberger and its Affiliates (the “Non-Transferred Schlumberger Assets”), in each case that are not used or held for use primarily in and are not primarily related to the Cameron Subsea Business or the Schlumberger Subsea Business, respectively, including the following assets, shall be retained by the respective parties and not be transferred to the Venture Entities:

(a)           The assets of Cameron, Schlumberger and their respective Affiliates that are set forth in Section 2.3 of the Cameron Disclosure Letter and Section 2.3 of the Schlumberger Disclosure Letter;

(b)           The Cameron Retained IP and the Schlumberger Retained IP, including the Intellectual Property identified in Section 9.6 of the Cameron Disclosure Letter or Section  9.7 of the Schlumberger Disclosure Letter, as applicable;

(c)           All assets being leased, subleased or licensed to the Venture Entities or one of its subsidiaries by Cameron, Schlumberger or their respective subsidiaries, that are set forth in Section 2.3(c) of the Cameron Disclosure Letter or Section 2.3(c) of the Schlumberger Disclosure Letter, as applicable, on the terms specified therein;

(d)           All insurance policies and contracts (including those issued by captive insurance companies) maintained by Cameron, Schlumberger or their respective Affiliates and all rights, Claims and causes of action under such insurance policies and contracts;

(e)           The corporate seal, corporate minute books and stock books or other records having to do with the corporate organization of Cameron, Schlumberger and their respective Affiliates, except for the Venture Entities; and

(f)           Except as provided in Section 2.2(n), cash.

Notwithstanding the foregoing, if pre-Closing cash is retained by a Venture Entity due to legal, regulatory or tax considerations or because it was not operationally feasible to sweep such cash prior to Closing, then the Venture Entities and the party that owned such pre-Closing cash shall cooperate in good faith to enter into arrangements to transfer or otherwise provide the net economic benefit (after any Taxes or costs of transferring such cash or providing such benefit) of such pre-Closing cash to such party.  Any such cash shall not count towards the working capital of a party required to be contributed pursuant to Section 3.3.

2.4   Excluded Liabilities.  Notwithstanding any provisions of Section 2.1 to the contrary, the following liabilities (“Excluded Liabilities”) shall be retained by the respective parties, irrespective of whether any such liability is a liability of a Cameron Transferred Subsidiary or a Schlumberger Transferred Subsidiary, and shall not be transferred to, nor assumed by, the Venture Entities:

(a)           liabilities to the extent attributable to the Non-Transferred Cameron Businesses and to the Non-Transferred Schlumberger Businesses;

(b)           to the extent arising from or attributable to any condition, event, circumstance, activity, practice, incident, action or omission occurring prior to the Closing Date, liabilities (other than Environmental Liabilities) of Cameron, Schlumberger and their respective Affiliates attributable to (i) violations or alleged violations of the FCPA, the UK Bribery Act or any Applicable Law related to anti-corruption or any violation or alleged violation of criminal law, including fines, civil or criminal penalties, damages and profit disgorgement and the costs of any investigations related thereto, (ii) noncompliance or alleged noncompliance with, or violations or alleged violations of, Applicable Laws with respect to import/export control (other than, for the avoidance of doubt, international trade and customs), trade sanctions, embargoes and money laundering or (iii) fines, civil or criminal penalties with respect to, and interest accruing on, any customs charges to the extent related to the misclassification of any product;

(c)           Cameron Pre-Closing Environmental Liabilities and Schlumberger Pre-Closing Environmental Liabilities;

(d)           liabilities associated with the incident involving the fire and explosion that occurred onboard the semisubmersible drilling rig Deepwater Horizon on or about April 20, 2010;

(e)           any Indebtedness for borrowed money (including Indebtedness owed to Cameron or Schlumberger or any of their respective Affiliates (other than Exempt Intercompany Debt)); and

(f)      liabilities of Cameron, Schlumberger and their respective Affiliates that are primarily related to the Cameron Subsea Business or the Schlumberger Subsea Business and set forth in Section 2.4 of the Cameron Disclosure Letter and Section 2.4 of the Schlumberger Disclosure Letter.

2.5   Assets and Liabilities Relating to Employees.  Notwithstanding the foregoing provisions of this Article 2, the Employee Matters Agreement shall govern the retention by Cameron, Schlumberger and their respective subsidiaries or the transfer to the Venture Entities of assets and liabilities relating to Employee Benefit Plans or current and former employees of the Cameron Subsea Business and the Schlumberger Subsea Business.

ARTICLE 3.  THE CLOSING

3.1   Execution of the Amended Venture Entity Charter Documents.  At the Closing and upon the terms and subject to the conditions of this Agreement, the appropriate Venture Owners shall execute and deliver, or cause to be executed and delivered, any amendments to the Charter Documents of the respective Venture Entities necessary to reflect the ownership described in Section 2.1 and such other amendments as shall be mutually agreed on by Cameron and Schlumberger, and shall file or cause to be filed with the necessary Governmental Authorities any documents necessary to be filed with such Governmental Authorities to reflect those amendments as soon as practicable and shall cause the Venture Entities to deliver to the appropriate entities identified in the Pre-Closing Reorganization Plans certificates or other evidence reflecting those entities’ ownership interest in each Venture Entity. Prior to the Closing, Cameron and Schlumberger shall agree on the form of limited liability company agreement of US Venture Entity and the Charter Documents of Non-U.S. Venture Entity and Lux Venture Entity to be executed at Closing.  The Venture Entity Charter Documents, as so amended, shall be consistent in all respects with the terms and conditions of the Shareholders’ Agreement.

3.2           Execution of Transfer Documents.  At the Closing, the appropriate entities shall execute and deliver, effective as of the Closing Date, transfer documents in forms to be mutually agreed upon by Schlumberger and Cameron for each country in which assets will be transferred to effect the conveyances described in Section 2.1 (the “Transfer Documents”). Any conflicts between the Transfer Documents and this Agreement shall be resolved in favor of this Agreement.

3.3           Contribution of Net Working Capital.

(a)           Upon the Closing, as contemplated by Section 2.1, Cameron shall contribute or cause its subsidiaries to contribute, whether directly or by virtue of a transfer of an entity, to the applicable Venture Entity all current assets (other than cash, income Tax assets, and deferred Tax assets) and current liabilities (other than income Tax liabilities, deferred Tax liabilities, and Indebtedness for borrowed money, including Indebtedness owed to Cameron or any its Affiliates (other than Exempt Intercompany Debt)) attributable to the Cameron Subsea Business. The amount of such current assets net of such current liabilities, in each case as determined in accordance with the accounting policies and practices followed in the preparation of the Cameron Financial Information is referred to as the “Cameron Net Working Capital”.

(b)           Upon the Closing, as contemplated by Section 2.1, Schlumberger shall contribute or cause its subsidiaries to contribute, whether directly or by virtue of a transfer of an entity, to the applicable Venture Entity all current assets (other than cash, income Tax assets, and deferred Tax assets) and current liabilities (other than income Tax liabilities, deferred Tax liabilities, and Indebtedness for borrowed money, including Indebtedness owed to Schlumberger or any its Affiliates (other than Exempt Intercompany Debt)) attributable to the Schlumberger Subsea Business. The amount of such current assets net of such current liabilities, in each case as determined in accordance with the accounting policies and practices followed in the preparation of the Schlumberger Financial Information is referred to as “Schlumberger Net Working Capital”.

(c)           Notwithstanding anything to the contrary contained in this Agreement, each of Cameron and Schlumberger represents and warrants that between January 1, 2012 and the date of this Agreement, it did not take and its Affiliates did not take, and between the date of this Agreement and the Closing each of Cameron and Schlumberger agrees it will not take, and will cause its Affiliates not to take, any action or omit to take any action or to deviate in any manner from its ordinary and customary historical working capital practices if the effect of such action or failure to take such action was or is to reduce the amount of net working capital included in the Cameron Transferred Assets or the Schlumberger Transferred Assets, as the case may be, including (i) altering customary inventory levels, (ii) delaying payment of payables and Taxes, (iii) accelerating collection of receivables, or (iv) altering capital spending plans.

(d)           At least 45 days prior to Closing, (i) Cameron shall deliver to Schlumberger a cash flow projection for the Cameron Subsea Business for the 12 months following the month in which the Closing is anticipated to occur, and (ii) Schlumberger shall deliver to Cameron a cash flow projection for the Schlumberger Subsea Business for the 12 months following the month in which the Closing is anticipated to occur.  Such cash flow projections shall take into account, among other things, anticipated customer projects, capital projects, maintenance and repair expenditures and operating costs.  At the Closing or within one business day thereafter, Cameron and Schlumberger shall contribute or cause their respective subsidiaries to contribute to the appropriate Venture Entity (x) an amount of cash, which amount shall be agreed upon between the Venture Owner Parents taking into account the cash flow projections described above and (y) an amount of cash equal to the amount of Indebtedness constituting an Excluded Liability pursuant to Section 2.4(e) that is contributed by such party at the Closing to such Venture Entity.  The contribution of cash to each Venture Entity pursuant to clause (x) above shall be paid by Cameron and its subsidiaries and by Schlumberger and its subsidiaries in accordance with their respective Percentage Interests.  Any cash contributed to a Venture Entity pursuant to this Section 3.3(d) must be freely accessible by the Venture Entity and capable of being transferred out of the jurisdiction in which it is located without more than customary cost or delay.

3.4   [Reserved].

3.5            Adjusting Payments.

(a)           If the Cameron Net Working Capital transferred to US Venture Entity pursuant to Section 2.1(b)(i), to Non-U.S. Venture Entity pursuant to Section 2.1(c)(i) and to Lux Venture Entity pursuant to Section 2.1(d) (as estimated in good faith by Cameron) is less than $345 million (the “Cameron Target Net Working Capital”), Cameron or its subsidiaries shall contribute additional cash in the amount of the deficiency to the appropriate Venture Entity.

(b)           If the Schlumberger Net Working Capital transferred to US Venture Entity pursuant to Section 2.1(b)(ii) and to Non-U.S. Venture Entity pursuant to Section 2.1(c)(ii) (as estimated in good faith by Schlumberger) is less than $60 million (the “Schlumberger Target Net Working Capital”), Schlumberger or its subsidiaries shall contribute additional cash in the amount of the deficiency to the appropriate Venture Entity.

(c)           The payments pursuant to this Section 3.5 shall be made at the Closing and shall be adjusted after the Closing in the manner prescribed by Section 3.9(b).

3.6            Closing Statements; Review.

(a)           Closing Statements.  As promptly as practicable, but in no event more than 90 days after the Closing Date, Cameron and Schlumberger shall prepare and deliver to the other a statement (each, a “Closing Statement”) which shall reflect the Cameron Net Working Capital and any Indebtedness for borrowed money and the Schlumberger Net Working Capital and any Indebtedness for borrowed money, respectively, as of the Closing Date. The Closing Statements shall be prepared in accordance with the accounting policies and practices followed in the preparation of the Cameron Financial Information and the Schlumberger Financial Information, as applicable. Cameron, Schlumberger, the Venture Entities and their respective independent public accountants shall cooperate with each other in the preparation of the Closing Statements.

(b)           Review of Closing Statements.  Each party shall have a period of 90 days after the delivery to it of the Closing Statement of the other party to review and make any objections to that report that such party may have in writing to the other party. Cameron and Schlumberger shall each have the right to review the related work papers and to conduct due diligence with respect to each Closing Statement and the underlying assets and liabilities and to propose adjustments to each Closing Statement in accordance with this Section 3.6(b). The parties agree to work together in good faith to finalize the Closing Statement as promptly as practicable. If no written objections to either Closing Statement are delivered to any party within such 90-day period, the Closing Statements shall be deemed to be accepted and approved by the parties, and the Second Closing, if necessary, shall be held in accordance with Section 3.9(b). If written objections of any party to a Closing Statement are delivered to any other party within such 90-day period, then the parties shall attempt to resolve the matter or matters in dispute and, if successful, the Second Closing shall take place at such time as the parties may mutually agree. Any objecting party shall quantify its objections to the extent reasonably practicable in all written objections delivered to any other party with respect to the applicable Closing Statement. If such disputes cannot be resolved by the parties within 15 days after the delivery of the objections, then the specific matters in dispute shall be submitted to a mutually selected nationally recognized independent accounting firm (other than Cameron’s or Schlumberger’s then-current independent accounting firm) (the “Independent Accountants”), which firm shall render its opinion as to the calculation of the Cameron Net Working Capital and the Schlumberger Net Working Capital within 60 days. Based on that opinion, the Independent Accountants shall then send to each of the parties a written determination of the Cameron Net Working Capital and the Schlumberger Net Working Capital and a written determination of any adjustments to the applicable Closing Statement based upon such opinion, whereupon the confirmed or revised Closing Statement(s) shall be final and binding upon the parties. The Second Closing shall not occur until each of the parties shall have received the documents prepared by the Independent Accountants evidencing that opinion. All costs, fees and expenses charged or incurred by the Independent Accountants shall be borne equally by Cameron and Schlumberger.

3.7           Disclosure Letter Updates.  At least four days prior to Closing, Cameron shall provide to Schlumberger any updates to the Cameron Disclosure Letter, and Schlumberger shall provide to Cameron any updates to the Schlumberger Disclosure Letter, in each case necessary to make its representations and warranties herein true and accurate; provided, however, that such updates shall be for informational purposes only and shall not change the liabilities or obligations of the other parties hereunder unless specifically agreed to in writing by Cameron with respect to Schlumberger’s changes and Schlumberger with respect to Cameron’s changes, and Cameron or Schlumberger may reject the transfer of any additional liabilities included in such updates of the other party to the Venture Entities or require that cash be paid to offset the liability.

3.8           Venture Entity Supplements.  At Closing, the parties shall cause each Venture Entity to execute and deliver to Cameron and Schlumberger a supplement to this Agreement in a form mutually agreed upon by the parties, pursuant to which that Venture Entity shall agree to assume, perform and comply with the obligations and conditions hereunder contemplated to be assumed, performed or complied with by it.

3.9           Closing and Second Closing.

(a)           Closing.  Upon the terms and subject to the conditions of this Agreement, the Closing shall take place (i) with respect to the assets and liabilities to be transferred to US Venture Entity, at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002, and (ii) with respect to the assets and liabilities to be transferred to Non-U.S. Venture Entity and Lux Venture Entity, at such location outside of the U.S. as the parties may mutually agree, in each case on June 30, 2013 at 11:59 p.m. local time in each jurisdiction in which a transfer, assignment, assumption or other transaction is to occur in connection with the Closing, assuming satisfaction or waiver of all of the conditions to Closing set forth below (the “Closing Date”). Cameron shall designate two entities, one U.S. and one non-U.S., to receive as nominee, to the extent practicable, all payments due to Cameron on the Closing Date. US Venture Entity and Non-U.S. Venture Entity also shall each designate an entity to receive as nominee, to the extent practicable, all payments due to them on the Closing Date.

(b)           Second Closing.  A second closing shall take place (i) with respect to payments relating to US Venture Entity, at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002, and (ii) with respect to payments relating to Non-U.S. Venture Entity and Lux Venture Entity, at such location outside of the U.S. as the parties may mutually agree, in each case as soon as practicable after the Closing and in accordance with Section 3.6, at such time as the parties may mutually agree, but in no event later than five business days after the determination of Cameron Working Capital and Schlumberger Working Capital pursuant to Section 3.6 (the “Second Closing”).  The Venture Entities shall each designate an entity to receive as nominee, to the extent practicable, all payments due to them under this Section 3.9(b). If the Cameron Net Working Capital or the Schlumberger Net Working Capital reflected on the applicable Closing Statement as finalized pursuant to Section 3.6 is less than the Cameron Target Net Working Capital or the Schlumberger Target Net Working Capital, respectively, the parties shall recalculate the adjusting payments, if any, made pursuant to Section 3.5 and (x) if Cameron and its subsidiaries made an adjusting payment pursuant to Section 3.5(a) or Schlumberger and its subsidiaries made an adjusting payment pursuant to Section 3.5(b) that was too large, the appropriate Venture Entity shall refund the overage, plus interest on such amount at a rate of LIBOR plus 2% per annum from the Closing Date to the date of payment, to the payor at the Second Closing and (y) if Cameron and its subsidiaries made an adjusting payment pursuant to Section 3.5(a) or Schlumberger and its subsidiaries made an adjusting payment pursuant to Section 3.5(b) that was too small or made no adjusting payment, Cameron and its subsidiaries or Schlumberger and its subsidiaries, as applicable, shall contribute additional cash, plus interest on such amount at a rate of LIBOR plus 2% per annum from the Closing Date to the date of payment, to the appropriate Venture Entity to cure such shortfall at the Second Closing.  If any Indebtedness for borrowed money is reflected on the Closing Statement of Cameron or Schlumberger as finalized pursuant to Section 3.6, then Cameron or Schlumberger, as applicable, shall pay to the appropriate Venture Entity an amount in cash equal to the amount of such Indebtedness to the extent not previously paid pursuant to clause (y) of Section 3.3(d), and the appropriate Venture Entity shall refund to Cameron or Schlumberger, as applicable, any overpayments made pursuant to such clause (y).

3.10         Conditions to Each Party’s Closing Obligation.  The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

(a)           that no litigation, investigation, inquiry or proceeding is pending or, to each party’s knowledge, threatened in or by any court, tribunal, government agency or authority, domestic or foreign, to restrain, enjoin or prohibit consummation of the transactions contemplated by this Agreement;

(b)           the applicable parties shall have finalized, executed and delivered the following agreements:

(i)	the Employee Matters Agreement;

(ii)	the Shareholders’ Agreement;

(iii)	the Transfer Documents;

(iv)	the Venture Entity supplements;

(v)	the Shared Services Agreements;

(vi)	the Transition Services Agreements;

(vii)	the Nominee and Holdback Agreement;

(viii)	the leases, subleases or licenses to be entered into pursuant to Section 2.3(c);

(ix)	the Cameron Supply Agreements;

(x)	the Schlumberger Supply Agreements;

(xi)	the Venture Supply Agreements;

(xii)	the MPFM Supply, Separation and Support Agreements;

(xiii)	the Product Development Services Agreements; and

(xiv)	any Charter Documents of the Venture Entities not already effected as of Closing and any charter amendments referenced in Section 3.1 not already effected as of Closing;

(c)           the Governmental Approvals listed in Section 3.10(c) of the Cameron Disclosure Letter and Section 3.10(c) of the Schlumberger Disclosure Letter shall have been obtained or otherwise satisfied; and

(d)           in relation to any filing under the EU Merger Regulation, the European Commission shall have issued a decision under the EU Merger Regulation declaring the transactions contemplated under this Agreement compatible with the common market, or, if the European Commission has adopted any decision under Article 9 of the EU Merger Regulation to refer the transactions in part to any Member State of the European Economic Area, the European Commission shall have issued a decision declaring part of the transactions not so referred to that Member State compatible with the common market and every Member State to which part of the transactions has been referred to under Article 9 having issued a decision clearing the transactions.

3.11         Conditions to the Closing Obligation of Schlumberger, Schlumberger US and Schlumberger BV.  The obligation of Schlumberger, Schlumberger US and Schlumberger BV to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following additional conditions:

(a)           Cameron shall have performed in all material respects its respective obligations under this Agreement required to be performed by it at or prior to the Closing Date;

(b)           the representations and warranties of Cameron set forth in this Agreement shall have been true and correct in all respects when made and shall be true and correct in all respects at and as of the Closing Date as if made at and as of the Closing Date (in each case without giving effect to any qualification as to materiality or Material Adverse Effect), except to the extent such representations and warranties expressly relate to a specified date (in which case only at and as of such specified date) and except for such failures to be true and correct, individually or in the aggregate, as would not reasonably be expected to have a Material Adverse Effect on the Subsea Business of the Venture Entities after the Closing Date, taken as a whole; and

(c)           Schlumberger, Schlumberger US and Schlumberger BV shall have received a certificate, dated the Closing Date, from the President or any Vice President of Cameron to the effect that the conditions set forth in Sections 3.11(a) and 3.11(b) have been satisfied.

3.12         Conditions to the Closing Obligation of Cameron.  The obligation of Cameron to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following additional conditions:

(a)           Schlumberger, Schlumberger US and Schlumberger BV shall each have performed in all material respects their respective obligations under this Agreement required to be performed by them at or prior to the Closing Date;

(b)           the representations and warranties of Schlumberger, Schlumberger US and Schlumberger BV set forth in this Agreement shall have been true and correct in all respects when made and shall be true and correct in all respects at and as of the Closing Date as if made at and as of the Closing Date (in each case without giving effect to any qualification as to materiality or Material Adverse Effect), except to the extent such representations and warranties expressly relate to a specified date (in which case only at and as of such specified date) and except for such failures to be true and correct, individually or in the aggregate, as would not reasonably be expected to have a Material Adverse Effect on the Subsea Business of the Venture Entities after the Closing Date, taken as a whole; and

(c)           Cameron shall have received a certificate, dated the Closing Date, from the President or any Vice President of Schlumberger to the effect that the conditions set forth in Sections 3.12(a) and 3.12(b) have been satisfied.

ARTICLE 4.  REPRESENTATIONS AND WARRANTIES OF SCHLUMBERGER, SCHLUMBERGER US AND SCHLUMBERGER BV

Except as set forth in the corresponding Section of the Schlumberger Disclosure Letter, it being understood that any disclosure set forth in the applicable paragraph or Section of the Schlumberger Disclosure Letter shall be deemed to be disclosed for any other Section or paragraph of the Schlumberger Disclosure Letter or for any portion of this Article 4 to which the relevance of such disclosure is reasonably apparent from the context of such disclosure, Schlumberger, Schlumberger US and Schlumberger BV, jointly and severally, represent, warrant and covenant to Cameron, as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case only at and as of such specified date), that the following are true and correct:

4.1           Due Organization, Good Standing and Power .  Schlumberger is a corporation duly incorporated, validly existing and in good standing under the laws of Curaçao and has all requisite corporate power and authority under Applicable Law and its Charter Documents to own or lease and to operate its assets and to conduct or cause to be conducted the Schlumberger Subsea Business as it is now being conducted by Schlumberger. Schlumberger US is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas and has all requisite corporate power and authority under Applicable Law and its Charter Documents to own or lease and to operate its assets and to conduct or cause to be conducted the Schlumberger Subsea Business as it is now being conducted by Schlumberger US.  Schlumberger BV is a limited liability company duly formed, validly existing and in good standing under the laws of the Netherlands and has all requisite limited liability company power and authority under Applicable Law and its Charter Documents to own or lease and to operate its assets and to conduct or cause to be conducted the Schlumberger Subsea Business as it is now being conducted by Schlumberger BV.  Each subsidiary of Schlumberger that is being contributed or transferred to the Venture Entities as a part of the Schlumberger Subsea Business (each, a “Schlumberger Transferred Subsidiary”) and each of the other Affiliates of Schlumberger (excluding Schlumberger US and Schlumberger BV) that is transferring or contributing assets or liabilities to the Venture Entities pursuant to this Agreement (collectively, the “Schlumberger Transferring Affiliates” and, together with the Schlumberger Transferred Subsidiaries, the “Schlumberger Entities”) is, or will be at the Closing Date, a corporation, limited liability company or other entity duly organized and validly existing under the laws of its jurisdiction of organization. Each of the Schlumberger Entities has all requisite corporate or other power and authority to own or lease and to operate its assets and to conduct the Schlumberger Subsea Business now being or to be conducted by it at the time of the Closing. Each of Schlumberger, Schlumberger US and Schlumberger BV and each Schlumberger Entity is, or will be at the Closing Date, duly authorized, qualified or licensed to do business as a foreign corporation or other organization in good standing in each of the jurisdictions in which its right, title or interest in or to any of the Schlumberger Transferred Assets held by it or the Schlumberger Subsea Business conducted by it requires such authorization, qualification or licensing, except where the failure to have such authorization, qualification or licensing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Schlumberger Subsea Business. Each of Schlumberger, Schlumberger US and Schlumberger BV has all requisite corporate power and authority under Applicable Law and its Charter Documents to enter into this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each Schlumberger Entity has, or will have at the Closing Date, all corporate or other requisite power and authority under Applicable Law and its Charter Documents to enter into the Transaction Documents to which it is or will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby.

4.2           Authorization and Validity of Agreements.  The execution and delivery by Schlumberger, Schlumberger US and Schlumberger BV of this Agreement, the execution and delivery by Schlumberger, Schlumberger US, Schlumberger BV and each Schlumberger Entity of the other Transaction Documents to which any of them is or will be a party and the consummation by them of the transactions contemplated hereby and thereby have been (in the case of Schlumberger, Schlumberger US and Schlumberger BV), or will be at the Closing Date (in the case of each Schlumberger Entity), duly authorized and approved by all necessary corporate or other action under Applicable Law and the relevant Charter Documents on the part of Schlumberger, Schlumberger US, Schlumberger BV and such Schlumberger Entity, as the case may be, and do not and will not require the approval of the stockholders of Schlumberger. This Agreement has been duly executed and delivered by Schlumberger, Schlumberger US and Schlumberger BV, and at the Closing each of the other Transaction Documents to which Schlumberger, Schlumberger US, Schlumberger BV or any Schlumberger Entity is a party will have been duly executed and delivered by Schlumberger, Schlumberger US and Schlumberger BV and such Schlumberger Entity, as the case may be. This Agreement is the legal, valid and binding obligation of Schlumberger, Schlumberger US and Schlumberger BV, enforceable against each in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law). At the Closing, each other Transaction Document to which Schlumberger, Schlumberger US, Schlumberger BV or any Schlumberger Entity is a party will be the legal, valid and binding obligation of Schlumberger, Schlumberger US, Schlumberger BV and such Schlumberger Entity, as the case may be, in each case enforceable against Schlumberger, Schlumberger US, Schlumberger BV and such Schlumberger Entity in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

4.3           Lack of Conflicts.  Neither the execution and delivery by Schlumberger, Schlumberger US or Schlumberger BV of this Agreement nor the execution and delivery by Schlumberger, Schlumberger US, Schlumberger BV or any Schlumberger Entity of any other Transaction Document to which Schlumberger, Schlumberger US, Schlumberger BV or any such Schlumberger Entity is or will be a party, nor the consummation by them of the transactions contemplated hereby and thereby, does or will (i) conflict with, or result in the breach of any provision of, the Charter Documents of Schlumberger, Schlumberger US, Schlumberger BV or any such Schlumberger Entity, (ii) violate any Applicable Law or any permit, order, award, injunction, decree or judgment of any Governmental Authority applicable to or binding upon Schlumberger, Schlumberger US, Schlumberger BV or any such Schlumberger Entity or to which any of their respective properties or assets is subject, (iii) result in the creation of any Lien upon any of the Schlumberger Transferred Assets or (iv) violate, conflict with or result in the breach or termination of, or otherwise give any other Person the right to terminate, or constitute a default, event of default or an event that with notice, lapse of time or both, would constitute a default or event of default under the terms of, any Contract included in the Schlumberger Transferred Assets or by which any of the Schlumberger Transferred Assets is subject, except in the case of (ii), (iii) and (iv) for such violations, Liens, conflicts or breaches as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Schlumberger Subsea Business.

4.4           No Consents.  Neither the execution and delivery by Schlumberger, Schlumberger US or Schlumberger BV of this Agreement nor the execution and delivery by Schlumberger, Schlumberger US, Schlumberger BV or any Schlumberger Entity of any other Transaction Document to which Schlumberger, Schlumberger US, Schlumberger BV or any such Schlumberger Entity is or will be a party, nor the consummation by Schlumberger, Schlumberger US, Schlumberger BV or any such Schlumberger Entity of the transactions in accordance with the terms hereof or thereof will require any Governmental Approvals, other than (i) possible filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) filings and notifications required under applicable non-U.S. Antitrust Laws (such as the EU Merger Regulation) and (iii) any Governmental Approval the failure of which to obtain or make, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Schlumberger Subsea Business. At the Closing, no Governmental Approval or other consent will be required by Schlumberger, Schlumberger US, Schlumberger BV or any Schlumberger Entity for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which Schlumberger, Schlumberger US, Schlumberger BV or any such Schlumberger Entity is a party, except for such Governmental Approvals or consents as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Schlumberger Subsea Business.

4.5           Certain Fees.  Neither Schlumberger nor any of its Affiliates nor any of their officers, directors or employees, on behalf of Schlumberger or such Affiliates, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby.

4.6           Financial Information; Absence of Undisclosed Liabilities.

(a)           The unaudited financial information set forth in Section 4.6(a) of the Schlumberger Disclosure Letter (the “Schlumberger Financial Information”) has been prepared in accordance with the books and records of the Schlumberger Entities in all material respects and has been prepared in accordance with Schlumberger’s historical accounting policies and practices and is fairly presented in all material respects with respect to the Schlumberger Subsea Business as of the date thereof.

(b)           None of the Schlumberger Entities has any liabilities with respect to the Schlumberger Subsea Business that are required to be reflected in the balance sheets of the Schlumberger Entities with respect to the Schlumberger Subsea Business in accordance with Schlumberger’s historical accounting policies and practices, or any off-balance sheet liabilities (as such term is used in Item 303(a)(4) of Regulation S-K) that are not reflected or reserved against in the Schlumberger Financial Information, other than liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Schlumberger Subsea Business.

4.7           No Material Changes.  Since December 31, 2011, no change in the Schlumberger Subsea Business or the Schlumberger Transferred Assets has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Schlumberger Subsea Business. Since December 31, 2011, Schlumberger and its Affiliates have caused the Schlumberger Subsea Business to be conducted in the ordinary course consistent with its past practice (including with respect to the collection of receivables, payment of payables and other liabilities, advertising activities, bidding and sales practices, equipment maintenance, replacements or upgrades, inventory levels, accounting policies, contributions to or accruals to or in respect of Employee Benefit Plans and off-site and on-site storage, treatment and disposal of Hazardous Substances generated prior to Closing).

4.8           Schlumberger Transferred Subsidiaries.  Section 4.8 of the Schlumberger Disclosure Letter sets forth a list of each Schlumberger Transferred Subsidiary, together with the authorized, issued and outstanding equity capitalization of each entity identified as a Schlumberger Transferred Subsidiary as of the date of this Agreement (the “Schlumberger Transferred Subsidiaries Interests”). As of the Closing Date, Schlumberger shall have made available to Cameron correct and complete copies of the Charter Documents of each Schlumberger Transferred Subsidiary. Schlumberger is the indirect beneficial owner of all of the issued and outstanding Schlumberger Transferred Subsidiaries Interests free and clear of all Liens. Except for the Schlumberger Transferred Subsidiaries Interests, there are no shares of capital stock or other equity securities of any of the Schlumberger Transferred Subsidiaries issued and outstanding. The Schlumberger Transferred Subsidiaries Interests have not been issued in violation of, and the Schlumberger Transferred Subsidiaries Interests are not subject to, any purchase option, call, right of first refusal, preemptive, subscription or similar rights under any provision of Applicable Law, the Charter Documents of Schlumberger or the Schlumberger Transferred Subsidiaries or any Contract to which Schlumberger or any of the Schlumberger Transferred Subsidiaries is a party or is otherwise bound. There are no outstanding warrants, options, rights, “phantom” stock rights, agreements, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which any of the Schlumberger Transferred Subsidiaries is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other equity securities. There are no equity securities of any of the Schlumberger Transferred Subsidiaries reserved for issuance for any purpose. There are no outstanding bonds, debentures, notes or other securities having the right to vote on any matters on which stockholders or equity owners of any of the Schlumberger Transferred Subsidiaries may vote.

4.9   Real Property.

(a)           Title.

(i)           Set forth in Section 4.9 of the Schlumberger Disclosure Letter is a correct and complete list as of the date hereof of (1) all owned real property included in the Schlumberger Transferred Assets (the “Schlumberger Owned Real Property”), (2) all leasehold estates in all leased real property included in the Schlumberger Transferred Assets (the “Schlumberger Leased Real Property”) and (3) all licenses, occupancy or possessory interests and other real property interests included in the Schlumberger Transferred Assets (the “Schlumberger Other Real Property Rights”). Section 4.9 of the Schlumberger Disclosure Letter also identifies all Schlumberger Owned Real Property, Schlumberger Leased Real Property and Schlumberger Other Real Property Rights that also are used as of the date hereof by other businesses of Schlumberger or its Affiliates and describes the nature of such use by such other businesses of Schlumberger or its Affiliates, and such use does not interfere with the Schlumberger Subsea Business. No Schlumberger Owned Real Property is leased to any third party, Schlumberger has not granted any third party any license, possessory or occupancy right or other similar right therein other than Permitted Encumbrances, and no Schlumberger Leased Real Property is subleased to any third party. Schlumberger, Schlumberger US, Schlumberger BV or a Schlumberger Entity, as applicable, has (A) good and indefeasible fee title to all Schlumberger Owned Real Property, (B) good and valid title to the leasehold estates in all Schlumberger Leased Real Property and (C) good and valid title to all Schlumberger Other Real Property Rights, in the case of each of clauses (A), (B) and (C) above, free and clear of all Liens, subject only to Permitted Encumbrances.

(ii)           There are no outstanding options, rights of first offer or rights of first refusal to purchase any of such Schlumberger Real Owned Property or any portion of or any interest therein.

(b)           Schlumberger Real Property Leases.  Each of the leases relating to the Schlumberger Leased Real Property (each, a “Schlumberger Real Property Lease”) is in full force and effect and constitutes the legal, valid and binding obligations of Schlumberger or its Affiliates that are parties thereto and, to the knowledge of Schlumberger, the other parties thereto, enforceable against Schlumberger and/or such Affiliates and, to the knowledge of Schlumberger, the other parties thereto, in accordance with their respective terms. No Schlumberger Real Property Lease has been amended, modified or  supplemented except as described in Section 4.9 of the Schlumberger Disclosure Letter. No party to any Schlumberger Real Property Lease has repudiated any provision thereof, and neither Schlumberger (nor its Affiliates that are parties thereto, as the case may be) nor, to the knowledge of Schlumberger, any other party thereto, is in breach of any of its respective obligations thereunder, and no event has occurred (including the failure to obtain any consent) which, with notice or lapse of time or both, would constitute a breach or default thereunder.

(c)           Joint Use Facilities.  Section 4.9(c) of the Schlumberger Disclosure Letter sets forth a correct and complete list as of the date hereof of all material owned or leased real property of Schlumberger that is not being included in the Schlumberger Transferred Assets but which is used by the Schlumberger Subsea Business (each, a “Schlumberger Joint Facility”).

(d)           No Other Realty.  Except for the Schlumberger Owned Real Property, the Schlumberger Leased Real Property and the Schlumberger Other Real Property Rights, neither Schlumberger nor any Affiliate of Schlumberger owns or leases any real property used or held for use primarily in or related primarily to or necessary for the operation or conduct of the Schlumberger Subsea Business or has any options to acquire any fee interest or leasehold interest in any real property for use primarily in or related primarily to or necessary for the operation or conduct of the Schlumberger Subsea Business.

(e)           No Claims.  There are no pending or, to the knowledge of Schlumberger, threatened condemnation, eminent domain or similar proceedings affecting the Schlumberger Owned Real Property, the Schlumberger Leased Real Property or the Schlumberger Other Real Property Rights. There are no existing public improvements which may reasonably be expected to result in any special assessment against the Schlumberger Owned Real Property.

(f)           Title Exceptions.  All utility easements, rights of access and other easements and similar rights serving the Schlumberger Owned Real Property are legally enforceable to permit the operation of the Schlumberger Subsea Business in substantially the manner in which the Schlumberger Subsea Business is currently operated. Other than Permitted Encumbrances, there are no encroachments upon the Schlumberger Owned Real Property and no encroachments of any improvements composing the Schlumberger Owned Real Property onto adjacent property, except for such encroachments as have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on a particular item of real property. The improvements to the Schlumberger Owned Real Property (and the current uses thereof) do not violate set-back, building or side lines, or any applicable land use covenants, zoning regulations, or similar enforceable restrictions, nor do they encroach on any easements located on the Schlumberger Owned Real Property.

4.10         Title to Personal Property.  Schlumberger, Schlumberger US, Schlumberger BV and the Schlumberger Entities have good and valid title to all Personal Property included in the Schlumberger Transferred Assets, in each case, free and clear of all Liens, subject only to Permitted Encumbrances.

4.11         Schlumberger Governmental Approvals.  Except as have not had and would not reasonably be expected to have a Material Adverse Effect on the Schlumberger Subsea Business, (i) there are no Governmental Approvals necessary for the operation of the Schlumberger Subsea Business which Schlumberger or one of its Affiliates does not possess, (ii) there is no proceeding pending or, to the knowledge of Schlumberger, threatened under which any Governmental Approvals that have been issued or granted to Schlumberger or one of its Affiliates in connection with the operation of the Schlumberger Subsea Business (the “Schlumberger Governmental Approvals”) may be revoked, terminated or suspended, nor, to the knowledge of Schlumberger, are there any reasonable grounds for the revocation, termination or suspension of any Schlumberger Governmental Approvals, and (iii) no third-party consents are required for the assignment or transfer of each of the Schlumberger Governmental Approvals to the Venture Entities.

4.12         Taxes.

(a)           Liens for Unpaid Taxes.  Except with respect to Permitted Encumbrances, (i) there are no material Liens for Taxes on any of the Schlumberger Transferred Assets and (ii) no Claim has been made by any Governmental Authority that could give rise to any such Lien.

(b)           Payment of Taxes.  Insofar as concerns the Schlumberger Subsea Business, (i) each of the Schlumberger Transferred Subsidiaries has timely filed (taking into account any applicable extensions) with the appropriate taxing authority all material Tax returns required to be filed (except where failure to timely file such returns will not result in material consequences), and each such return was complete and correct in all material respects, (ii) all material Taxes shown on such returns as due and payable or for which any of the Schlumberger Transferred Subsidiaries are or could otherwise be held liable, have been duly and timely paid by Schlumberger or a Schlumberger Transferred Subsidiary, (iii) no material Tax audits or other material administrative proceedings or court proceedings are pending with regard to any Taxes for which any of the Schlumberger Transferred Subsidiaries may be liable or for which an owner of a Schlumberger Transferred Subsidiary may be liable as a result of such ownership, (iv) none of the Schlumberger Transferred Subsidiaries or owners thereof has entered into any agreement with any Governmental Authority extending the period for assessment or collection of any material Taxes, and (v) none of the Schlumberger Transferred Subsidiaries is a party to or is bound by or has any obligation under any material Tax-sharing agreement, Tax indemnity agreement or similar agreement or arrangement.

(c)           The representations and warranties in this Section 4.12 and Section 4.19 and Section 4.20 are the exclusive representations and warranties by Schlumberger, Schlumberger US and Schlumberger BV relating to Tax matters.

4.13         Employees.  Section 4.13 of the Schlumberger Disclosure Letter sets forth a correct and complete list as of the date hereof of all agreements with labor organizations, works councils, unions or associations applicable to the Schlumberger Subsea Business Employees. There are no discrimination complaints, employment-related complaints or any other kind of labor-related disputes against Schlumberger, Schlumberger US, Schlumberger BV or any Schlumberger Entity in connection with the Schlumberger Subsea Business pending before or, to the knowledge of Schlumberger, threatened before any Governmental Authority, and, to the knowledge of Schlumberger, no dispute respecting minimum wage or overtime Claims exists. The Schlumberger Subsea Business has not experienced any labor disputes or any work stoppage due to labor disagreements within the past three years. With respect to the Schlumberger Subsea Business: (i) there is no unfair labor practice charge or complaint against Schlumberger, Schlumberger US, Schlumberger BV or any Schlumberger Entity actually pending or, to the knowledge of Schlumberger, threatened before the National Labor Relations Board or similar agencies in non-U.S. jurisdictions; (ii) there is no labor strike, slowdown or stoppage actually pending or, to the knowledge of Schlumberger, threatened against or affecting Schlumberger, Schlumberger US, Schlumberger BV or any Schlumberger Entity; and (iii) no attempt to organize any of the Schlumberger Subsea Business Employees has resulted in an election within the past three years or, to the knowledge of Schlumberger, is threatened respecting any of the Schlumberger Subsea Business Employees. The Schlumberger Subsea Business is not now, and has not at any time within the past three years been, subject to any collective bargaining agreement, Contract, letter of understanding or other similar arrangement with any labor organizations, works councils, unions or associations.  Schlumberger and each Schlumberger Entity has complied in all material respects with all Applicable Laws pertaining to the employment or termination of employment of their employees, including all Applicable Laws relating to labor relations, equal employment opportunities fair employment practices, prohibited discrimination, applicable information and consultation obligations, occupational safety and health standards, terms and conditions of employment, payment of wages, workers’ compensation, immigration and visa requirements and other similar employment activities.  Each Schlumberger Subsea Business Employee has been paid all wages, income and any other sum due and owing to such employee by Schlumberger or any Schlumberger Entity. The representations and warranties in this Section 4.13 are the exclusive representations and warranties by Schlumberger, Schlumberger US and Schlumberger BV relating to labor matters.

4.14         Compliance with Laws.  The Schlumberger Transferred Assets are being operated by Schlumberger, Schlumberger US, Schlumberger BV or a Schlumberger Entity, as the case may be, in compliance with all Applicable Laws, except for such noncompliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Schlumberger Subsea Business. Neither Schlumberger nor any of its Affiliates has received any notice from any Governmental Authority that the operations of the Schlumberger Subsea Business are being conducted in violation of any Applicable Law or are the subject of any investigation or review pending or threatened by any Governmental Authority relating to any alleged violation. There is no outstanding order, writ, judgment, stipulation, injunction, decree, determination, award or other order of any Governmental Authority against Schlumberger or its Affiliates that relates to the Schlumberger Transferred Assets.

4.15         Legal Proceedings.  There are no Claims pending or, to the knowledge of Schlumberger, threatened against Schlumberger or any of its Affiliates before any Governmental Authority (i) seeking to prevent or delay the Closing or (ii) relating to the Schlumberger Subsea Business, except in each case for such Claims as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Schlumberger Subsea Business.

4.16         Sufficiency and Condition of the Schlumberger Transferred Assets.

(a)           Sufficiency.  The Schlumberger Transferred Assets, together with the Schlumberger Retained IP, the services being provided under the Shared Services Agreements, the Transition Services Agreements, the assets being leased, subleased or licensed to the Venture Entities pursuant to Section 2.3(c), and the products to be supplied under the Schlumberger Supply Agreements, constitute all property and other rights necessary to operate and conduct the Schlumberger Subsea Business in substantially the same manner as it is currently being operated and conducted.

(b)           Condition.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Schlumberger Subsea Business, all of the Personal Property currently used in the Schlumberger Subsea Business and included in the Schlumberger Transferred Assets (i) is in good operating condition and repair (ordinary wear and tear excepted) and (ii) has been maintained in a manner consistent with industry practice.

4.17         Material Contracts.  Section 4.17 of the Schlumberger Disclosure Letter contains, to the best of Schlumberger’s knowledge, a correct and complete list as of the date of this Agreement of all the Contracts used or held for use primarily in or related primarily to the operation or conduct of the Schlumberger Subsea Business of the following types that are to be transferred to and assumed (or, in the case of Guarantees, replaced) by the Venture Entities as of the Closing Date and to which Schlumberger or any of its Affiliates is a party or to which any of the Schlumberger Transferred Assets are subject (each, a “Schlumberger Material Contract”):

(a)           any indenture, note, loan or credit agreement or other Contract relating to the borrowing of money;

(b)           any Contract which is expected to involve the payment of an amount in excess of $25,000,000 or receipt of an amount in excess of $25,000,000;

(c)           any joint venture, partnership or similar organizational Contract involving a sharing of profits or losses related to all or any portion of the Schlumberger Subsea Business;

(d)           any Contract granting to any Person a right of first refusal or option to purchase or acquire any Schlumberger Transferred Asset or group of Schlumberger Transferred Assets;

(e)           any agency, sponsor, consultant or commission agreement where any Person is providing such services to or on behalf of the Schlumberger Subsea Business;

(f)           any power of attorney (other than powers of attorney given in the ordinary course of business);

(g)           any Guarantee (other than any indemnification Contract) with respect to which Schlumberger or any of its Affiliates is the obligor in respect of an obligation that exceeds $25,000,000;

(h)           any indemnification Contract with respect to which Schlumberger or any of its Affiliates is the obligor (including in connection with the sale of assets) that was made outside the ordinary course of business;

(i)           any Contract or consent decree which imposes or could by its terms impose any material restrictions on the Venture Entities with respect to their geographical areas of operations or scope or type of business;

(j)           any Contract involving swaps, futures, derivatives or similar instruments, regardless of value, except such Contracts entered into as a hedging activity in the ordinary course of business consistent with Schlumberger’s past practice and internal policy guidelines;

(k)           any collective bargaining agreement;

(l)           any Contract pursuant to which a Governmental Authority is providing tax abatements or other similar economic incentives in connection with the Schlumberger Subsea Business;

(m)           any software license agreement which is material to the Schlumberger Subsea Business;

(n)           any material Contract between Schlumberger or one of its Affiliates and another Affiliate relating to the Schlumberger Subsea Business; or

(o)           any Contract not otherwise specified in paragraphs (a) through (n) above that is material to the Schlumberger Subsea Business, taken as a whole.

Schlumberger and its Affiliates have duly performed and complied in all material respects with their respective obligations under each Schlumberger Material Contract. None of Schlumberger or any of its Affiliates has received any notice of termination or default from any other party to such Schlumberger Material Contract. To the knowledge of Schlumberger, no other party to such Schlumberger Material Contract is in default of its obligations thereunder. Each such Schlumberger Material Contract may be assigned to the Venture Entities without the consent of any other party thereto.

4.18         Proprietary Rights.

(a)           Section 4.18(a) of the Schlumberger Disclosure Letter sets forth, to the best of Schlumberger’s knowledge, a correct and complete list as of the date hereof of the following items of Intellectual Property used or held for use primarily in or related primarily to and, in each case, material to the operation or conduct of the Schlumberger Subsea Business (collectively, the “Schlumberger Proprietary Rights”): (i) patents and patent applications; (ii) trademarks, trade names and service marks; (iii) registered copyrights; and (iv) documented invention disclosures, in each case whether registered or unregistered, and U.S. or non-U.S.

(b)           (i) Schlumberger or its Affiliates own or possess adequate licenses or other valid rights to use all the Schlumberger Proprietary Rights; (ii) the Schlumberger Proprietary Rights included in the Schlumberger Transferred Assets, together with the Schlumberger Retained IP, constitute, to the best of Schlumberger’s knowledge, all such rights necessary to conduct the Schlumberger Subsea Business in substantially the same manner as it is presently being conducted; (iii) the validity of the Schlumberger Proprietary Rights and the rights therein of Schlumberger or any of its Affiliates have not been questioned in any litigation to which Schlumberger or any of its Affiliates is a party, nor, to the knowledge of Schlumberger, is any such litigation threatened; (iv) to the knowledge of Schlumberger, the conduct of the Schlumberger Subsea Business does not conflict with any Intellectual Property of others; and (v) the consummation of the transactions contemplated hereby will not conflict with, alter or impair any Schlumberger Proprietary Rights.

(c)           To Schlumberger’s knowledge, no use of any Schlumberger Proprietary Rights has heretofore been, or is now being, made by any Person other than Schlumberger and its Affiliates, and no infringement of any Schlumberger Proprietary Rights has occurred or is continuing. No director or officer of Schlumberger has any ownership interest in any of the Schlumberger Proprietary Rights.

4.19         Employee Benefit Matters.

(a)           Copies of Documents.  Schlumberger has furnished to Cameron summaries of each Schlumberger Benefit Plan and will provide correct and complete copies of the following items relating to each Schlumberger Benefit Plan by February 1, 2013: (i) the governing plan documents, including all amendments thereto; (ii) the most recent summary plan description and summary of material modifications; (iii) the most recent Form 5500 Annual Report filed with the IRS, together with attachments thereto or similar reports filed in non-U.S. jurisdictions; and (iv) if applicable, the most recent actuarial report.

(b)           Pension Plans.  Each Schlumberger Benefit Plan that is a Pension Benefit Plan has satisfied the minimum funding standards of Section 412 of the Code, and no liability (including contingent liability) has been incurred, directly or indirectly, to or on account of any such Pension Benefit Plan pursuant to Title IV of ERISA (excluding liability for benefit Claims and funding obligations payable in the ordinary course of business and liability for PBGC insurance premiums payable in the ordinary course of business). No proceedings have been instituted to terminate any Schlumberger Benefit Plan that is a Pension Benefit Plan, and no condition exists that presents a material risk to Schlumberger or any ERISA Affiliate of Schlumberger of incurring a liability to or on account of a Pension Benefit Plan pursuant to Title IV of ERISA (excluding liability for benefit Claims and funding obligations payable in the ordinary course of business and liability for PBGC insurance premiums payable in the ordinary course of business). None of the Schlumberger Transferred Assets is the subject of any Lien arising under Section 302(f) of ERISA or Section 412(n) of the Code.

(c)           Compliance with Applicable Laws.  Each Schlumberger Benefit Plan and all related trusts, insurance Contracts and funds have been maintained, funded and administered in material compliance with all Applicable Laws. No Claims with respect to Schlumberger Benefit Plans (other than routine Claims for benefits) or with respect to any fiduciary or other Person dealing with any Schlumberger Benefit Plan are pending or, to the knowledge of Schlumberger, threatened. Schlumberger and all ERISA Affiliates of Schlumberger have complied with the requirements of Sections 4980B and 4980D of the Code with respect to employees and former employees of the Schlumberger Subsea Business.

(d)           No Multiemployer Plan.  Neither Schlumberger nor any ERISA Affiliate of Schlumberger has any obligation to contribute to or has any liability or potential liability (including, but not limited to, actual or potential withdrawal liability) with respect to any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, or with respect to any employee benefit plan of the type described in Sections 4063 and 4064 of ERISA or Section 413(c) of the Code, in each case, that is a Schlumberger Benefit Plan.

(e)           No Excess Parachute Payments.  No Schlumberger Benefit Plan provides, and neither Schlumberger nor any ERISA Affiliate of Schlumberger is otherwise obligated to provide, any amount constituting an excess parachute payment (as defined in Section 280G of the Code) with respect to any current or former employee of the Schlumberger Subsea Business that will become a liability of a Venture Entity.

(f)           Non-U.S. Schlumberger Benefit Plans.  In addition to the foregoing, with respect to each Schlumberger Benefit Plan that is not subject to Applicable Law in the U.S. (a “Non-U.S. Schlumberger Benefit Plan”):

(i)           all employer and employee contributions to each Non-U.S. Schlumberger Benefit Plan required by Law or by the terms of such Non-U.S. Schlumberger Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued; and

(ii)           each Non-U.S. Schlumberger Benefit Plan required to be registered has been registered and each Non-U.S. Schlumberger Benefit Plan has been maintained in good standing with applicable Governmental Authorities and administered and funded in compliance with Applicable Laws and other requirements.  Each Non-U.S. Schlumberger Benefit Plan is now and always has been operated in full compliance with all Applicable Laws and other requirements.  There are no currently pending or threatened Claims by a Governmental Authority with respect to any Non-U.S. Schlumberger Benefit Plan, including, without limitation, Claims for accelerated contributions to any such Non-U.S. Schlumberger Benefit Plan. Each Non-U.S. Schlumberger Benefit Plan that is intended to qualify for special tax treatment meets all the requirements for such treatment

(g)           The representations and warranties in this Section 4.19 are the exclusive representations and warranties by Schlumberger, Schlumberger US and Schlumberger BV relating to employee benefit matters.

4.20         No Stock of U.S. Corporation.  As of immediately prior to the Closing Date, none of the Schlumberger Transferred Assets contributed to US Venture Entity will consist of the stock of a corporation or other entity that is treated as a corporation under the income tax laws of the U.S. or any state or political subdivision thereof.  Immediately prior to the Closing, each Schlumberger Transferred Subsidiary to be contributed to US Venture Entity pursuant to Section 2.1(b)(iii)(A) is disregarded as an entity separate from its owner for U.S. federal tax purposes.

4.21         Environmental Matters.

(a)           To the knowledge of Schlumberger:  (i) Schlumberger has made available for inspection and review by Cameron correct and complete copies of all Phase I and Phase II environmental site assessment reports and to the extent completed in the past five years all environmental compliance assessments (if any) in its possession that describe or address environmental contamination, condition or compliance status of any Schlumberger Owned Real Property, Schlumberger Leased Real Property, or Schlumberger Transferred Assets; (ii) there are no Hazardous Substances at, in, under or migrating to or from any Schlumberger Owned Real Property, Schlumberger Leased Real Property, or Schlumberger Transferred Assets that, because of the concentration of such Hazardous Substances or the risk of human exposure to such Hazardous Substances are required under applicable Environmental, Health and Safety Requirements to be the subject of a Remedial Action; (iii) with respect to all Hazardous Substances that have been generated, used or stored by the Schlumberger Subsea Business within the past five years on the Schlumberger Owned Real Property or Schlumberger Leased Real Property, such generation, use or storage by the Schlumberger Subsea Business has not violated any applicable Environmental, Health and Safety Requirements; (iv) there are no Governmental Approvals required under any Environmental, Health and Safety Requirements necessary for the operation of the Schlumberger Subsea Business which Schlumberger or one of its Affiliates does not possess; (v) the Schlumberger Transferred Assets are being operated by Schlumberger, Schlumberger US, Schlumberger BV or a Schlumberger Entity, as the case may be, in compliance with all Environmental, Health and Safety Requirements; (vi) there is no outstanding order, writ, judgment, stipulation, injunction, decree, determination, award or other order related to any Environmental, Health and Safety Requirements of any Governmental Authority against Schlumberger or its Affiliates that relates to the Schlumberger Transferred Assets; (vii) there are no Claims pending or threatened against Schlumberger or any of its Affiliates before any Governmental Authority relating to alleged violations of any Environmental, Health and Safety Requirements by the Schlumberger Subsea Business or under which any Governmental Approval required by any Environmental, Health and Safety Requirements may be revoked, terminated or suspended; (viii) Section 4.21(a) of the Schlumberger Disclosure Letter lists all (A) Schlumberger Owned Real Property or Schlumberger Leased Real Property with known existing soil, surface water or groundwater contamination at, on or beneath all or any part of such Schlumberger Owned Real Property or Schlumberger Leased Real Property; (B) third-party disposal sites with known existing soil, surface water or groundwater contamination relating to waste disposal or other activities of the Schlumberger Subsea Business prior to Closing as to which Schlumberger or any of its Affiliates has received written notice; and (C) any known noncompliance of the Schlumberger Transferred Assets or any part thereof under any Environmental, Health and Safety Requirement; and (ix) there is no friable asbestos or materials containing polychlorinated biphenyls at or on any of the Schlumberger Owned Real Property, except, in each of cases clauses (i) through (ix), for matters that have not had and would not reasonably be expected to have a Material Adverse Effect on the Schlumberger Subsea Business.

(b)           The representations and warranties in this Section 4.21 are the exclusive representations and warranties by Schlumberger, Schlumberger US and Schlumberger BV relating to environmental matters.

4.22         Compliance with Applicable Anti-Corruption, Export and Money-Laundering Laws.  Neither Schlumberger, Schlumberger US or Schlumberger BV nor any Schlumberger Entity nor any director, manager, officer, employee, agent or other person associated with or acting on behalf of any of the foregoing, directly or indirectly, has made, offered or agreed to offer a Prohibited Payment in connection with the Schlumberger Subsea Business that would cause any such entity to be in violation of the FCPA, the UK Bribery Act or any Applicable Law related to anti-corruption. None of Schlumberger, Schlumberger US or Schlumberger BV has knowledge of any governmental investigations of Schlumberger, Schlumberger US, Schlumberger BV or any Schlumberger Entity or any director, manager, officer, employee or agent or other person associated with or acting on behalf of such Person in connection with the FCPA, the UK Bribery Act or any Applicable Law related to anti-corruption.  Schlumberger and each Schlumberger Entity have complied in all material respects with all Applicable Laws relating to export control and trade sanctions, embargoes and money laundering.

ARTICLE 5.  REPRESENTATIONS AND WARRANTIES OF CAMERON

Except as set forth in the corresponding Section of the Cameron Disclosure Letter, it being understood that any disclosure set forth in the applicable paragraph or Section of the Cameron Disclosure Letter shall be deemed to be disclosed for any other Section or paragraph of the Cameron Disclosure Letter or for any portion of this Article 5 to which the relevance of such disclosure is reasonably apparent from the context of such disclosure, Cameron represents, warrants and covenants to Schlumberger, Schlumberger US and Schlumberger BV, as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case only at and as of such specified date), that the following are true and correct:

5.1           Due Organization, Good Standing and Power.  Cameron is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority under Applicable Law and its Charter Documents to own or lease and to operate its assets and to conduct or cause to be conducted the Cameron Subsea Business as it is now being conducted by Cameron. Each subsidiary of Cameron that is being contributed or transferred to the Venture Entities as a part of the Cameron Subsea Business (each, a “Cameron Transferred Subsidiary”) and each of the other Affiliates of Cameron that is transferring or contributing assets or liabilities to the Venture Entities pursuant to this Agreement (collectively, the “Cameron Transferring Affiliates” and, together with the Cameron Transferred Subsidiaries, the “Cameron Entities”) is, or will be at the Closing Date, a corporation, limited liability company or other entity duly organized and validly existing under the laws of its jurisdiction of organization. Each of the Cameron Entities has all requisite corporate or other power and authority to own or lease and to operate its assets and to conduct the Cameron Subsea Business now being or to be conducted by it at the time of the Closing. Each of Cameron and each Cameron Entity is, or will be at the Closing Date, duly authorized, qualified or licensed to do business as a foreign corporation or other organization in good standing in each of the jurisdictions in which its right, title or interest in or to any of the Cameron Transferred Assets held by it or the Cameron Subsea Business conducted by it requires such authorization, qualification or licensing, except where the failure to have such authorization, qualification or licensing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Cameron Subsea Business. Cameron has all requisite corporate power and authority under Applicable Law and its Charter Documents to enter into this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each Cameron Entity has, or will have at the Closing Date, all corporate or other requisite power and authority under Applicable Law and its Charter Documents to enter into the Transaction Documents to which it is or will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby.

5.2           Authorization and Validity of Agreements.  The execution and delivery by Cameron of this Agreement, the execution and delivery by Cameron and each Cameron Entity of the other Transaction Documents to which any of them is or will be a party and the consummation by them of the transactions contemplated hereby and thereby have been (in the case of Cameron), or will be at the Closing Date (in the case of each Cameron Entity), duly authorized and approved by all necessary corporate or other action under Applicable Law and the relevant Charter Documents on the part of Cameron and such Cameron Entity, as the case may be, and do not and will not require the approval of the stockholders of Cameron. This Agreement has been duly executed and delivered by Cameron, and at the Closing each of the other Transaction Documents to which Cameron or any Cameron Entity is a party will have been duly executed and delivered by Cameron and such Cameron Entity, as the case may be. This Agreement is the legal, valid and binding obligation of Cameron, enforceable against each in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law). At the Closing, each other Transaction Document to which Cameron or any Cameron Entity is a party will be the legal, valid and binding obligation of Cameron and such Cameron Entity, as the case may be, in each case enforceable against Cameron and such Cameron Entity in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

5.3           Lack of Conflicts.  Neither the execution and delivery by Cameron of this Agreement nor the execution and delivery by Cameron or any Cameron Entity of any other Transaction Document to which Cameron or any such Cameron Entity is or will be a party, nor the consummation by them of the transactions contemplated hereby and thereby, does or will (i) conflict with, or result in the breach of any provision of, the Charter Documents of Cameron or any such Cameron Entity, (ii) violate any Applicable Law or any permit, order, award, injunction, decree or judgment of any Governmental Authority applicable to or binding upon Cameron or any such Cameron Entity or to which any of their respective properties or assets is subject, (iii) result in the creation of any Lien upon any of the Cameron Transferred Assets or (iv) violate, conflict with or result in the breach or termination of, or otherwise give any other Person the right to terminate, or constitute a default, event of default or an event that with notice, lapse of time or both, would constitute a default or event of default under the terms of, any Contract included in the Cameron Transferred Assets or by which any of the Cameron Transferred Assets is subject, except in the case of (ii), (iii) and (iv) for such violations, Liens, conflicts or breaches as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Cameron Subsea Business.

5.4           No Consents.  Neither the execution and delivery by Cameron of this Agreement nor the execution and delivery by Cameron or any Cameron Entity of any other Transaction Document to which Cameron or any such Cameron Entity is or will be a party, nor the consummation by Cameron of the transactions in accordance with the terms hereof or thereof will require any Governmental Approvals, other than (i) possible filings required under the HSR Act, (ii) filings and notifications required under applicable non-U.S. Antitrust Laws (such as the EU Merger Regulation) and (iii) any Governmental Approval the failure of which to obtain or make, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Cameron Subsea Business. At the Closing, no Governmental Approval or other consent will be required by Cameron or any Cameron Entity for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which Cameron or any such Cameron Entity is a party, except for such Governmental Approvals or consents as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Cameron Subsea Business.

5.5           Certain Fees.  Except for Credit Suisse Securities (USA) LLC, neither Cameron nor any of its Affiliates nor any of their officers, directors or employees, on behalf of Cameron or such Affiliates, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby.

5.6           Financial Information; Absence of Undisclosed Liabilities.

(a)           The unaudited financial information set forth in Section 5.6(a) of the Cameron Disclosure Letter (the “Cameron Financial Information”) has been prepared in accordance with the books and records of the Cameron Entities in all material respects and has been prepared in accordance with Cameron’s historical accounting policies and practices and is fairly presented in all material respects with respect to the Cameron Subsea Business as of the date thereof.

(b)           None of the Cameron Entities has any liabilities with respect to the Cameron Subsea Business that are required to be reflected in the balance sheets of the Cameron Entities with respect to the Cameron Subsea Business in accordance with Cameron’s historical accounting policies and practices, or any off-balance sheet liabilities (as such term is used in Item 303(a)(4) of Regulation S-K) that are not reflected or reserved against in the Cameron Financial Information, other than liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Cameron Subsea Business.

5.7           No Material Changes.  Since December 31, 2011, no change in the Cameron Subsea Business or the Cameron Transferred Assets has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Cameron Subsea Business. Since December 31, 2011, Cameron and its Affiliates have caused the Cameron Subsea Business to be conducted in the ordinary course consistent with its past practice (including with respect to the collection of receivables, payment of payables and other liabilities, advertising activities, bidding and sales practices, equipment maintenance, replacements or upgrades, inventory levels, accounting policies, contributions to or accruals to or in respect of Employee Benefit Plans and off-site and on-site storage, treatment and disposal of Hazardous Substances generated prior to Closing).

5.8           Cameron Transferred Subsidiaries.  Section 5.8 of the Cameron Disclosure Letter sets forth a list of each Cameron Transferred Subsidiary as of the date of this Agreement, together with the authorized, issued and outstanding equity capitalization of each entity identified as a Cameron Transferred Subsidiary (the “Cameron Transferred Subsidiaries Interests”). As of the Closing Date, Cameron shall have made available to Schlumberger correct and complete copies of the Charter Documents of each Cameron Transferred Subsidiary. Cameron is the indirect beneficial owner of all of the issued and outstanding Cameron Transferred Subsidiaries Interests free and clear of all Liens. Except for the Cameron Transferred Subsidiaries Interests, there are no shares of capital stock or other equity securities of any of the Cameron Transferred Subsidiaries issued and outstanding. The Cameron Transferred Subsidiaries Interests have not been issued in violation of, and the Cameron Transferred Subsidiaries Interests are not subject to, any purchase option, call, right of first refusal, preemptive, subscription or similar rights under any provision of Applicable Law, the Charter Documents of Cameron or the Cameron Transferred Subsidiaries or any Contract to which Cameron or any of the Cameron Transferred Subsidiaries is a party or is otherwise bound. There are no outstanding warrants, options, rights, “phantom” stock rights, agreements, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which any of the Cameron Transferred Subsidiaries is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other equity securities. There are no equity securities of any of the Cameron Transferred Subsidiaries reserved for issuance for any purpose. There are no outstanding bonds, debentures, notes or other securities having the right to vote on any matters on which stockholders or equity owners of any of the Cameron Transferred Subsidiaries may vote.

5.9           Real Property.

(a)           Title.

(i)           Set forth in Section 5.9 of the Cameron Disclosure Letter is a correct and complete list as of the date hereof of (1) all owned real property included in the Cameron Transferred Assets (the “Cameron Owned Real Property”), (2) all leasehold estates in all leased real property included in the Cameron Transferred Assets (the “Cameron Leased Real Property”) and (3) all licenses, occupancy or possessory interests and other real property interests included in the Cameron Transferred Assets (the “Cameron Other Real Property Rights”). Section 5.9 of the Cameron Disclosure Letter also identifies all Cameron Owned Real Property, Cameron Leased Real Property and Cameron Other Real Property Rights that also are used as of the date hereof by other businesses of Cameron or its Affiliates and describes the nature of such use by such other businesses of Cameron or its Affiliates, and such use does not interfere with the Cameron Subsea Business. No Cameron Owned Real Property is leased to any third party, Cameron has not granted any third party any license, possessory or occupancy right or other similar right therein other than Permitted Encumbrances, and no Cameron Leased Real Property is subleased to any third party. Cameron or a Cameron Entity, as applicable, has (A) good and indefeasible fee title to all Cameron Owned Real Property, (B) good and valid title to the leasehold estates in all Cameron Leased Real Property and (C) good and valid title to all Cameron Other Real Property Rights, in the case of each of clauses (A), (B) and (C) above, free and clear of all Liens, subject only to Permitted Encumbrances.

(ii)           There are no outstanding options, rights of first offer or rights of first refusal to purchase any of such Cameron Real Owned Property or any portion of or any interest therein.

(b)           Cameron Real Property Leases.  Each of the leases relating to the Cameron Leased Real Property (each, a “Cameron Real Property Lease”) is in full force and effect and constitutes the legal, valid and binding obligations of Cameron or its Affiliates that are parties thereto and, to the knowledge of Cameron, the other parties thereto, enforceable against Cameron and/or such Affiliates and, to the knowledge of Cameron, the other parties thereto, in accordance with their respective terms. No Cameron Real Property Lease has been amended, modified or supplemented except as described in Section 5.9 of the Cameron Disclosure Letter. No party to any Cameron Real Property Lease has repudiated any provision thereof, and neither Cameron (nor its Affiliates that are parties thereto, as the case may be) nor, to the knowledge of Cameron, any other party thereto, is in breach of any of its respective obligations thereunder, and no event has occurred (including the failure to obtain any consent) which, with notice or lapse of time or both, would constitute a breach or default thereunder.

(c)           Joint Use Facilities.  Section 5.9(c) of the Cameron Disclosure Letter sets forth a correct and complete list as of the date hereof of all material owned or leased real property of Cameron that is not being included in the Cameron Transferred Assets but which is used by the Cameron Subsea Business (each, a “Cameron Joint Facility”).

(d)           No Other Realty.  Except for the Cameron Owned Real Property, the Cameron Leased Real Property and the Cameron Other Real Property Rights, neither Cameron nor any Affiliate of Cameron owns or leases any real property used or held for use primarily in or related primarily to or necessary for the operation or conduct of the Cameron Subsea Business or has any options to acquire any fee interest or leasehold interest in any real property for use primarily in or related primarily to or necessary for the operation or conduct of the Cameron Subsea Business.

(e)           No Claims.  There are no pending or, to the knowledge of Cameron, threatened condemnation, eminent domain or similar proceedings affecting the Cameron Owned Real Property, the Cameron Leased Real Property or the Cameron Other Real Property Rights. There are no existing public improvements which may reasonably be expected to result in any special assessment against the Cameron Owned Real Property.

(f)           Title Exceptions.  All utility easements, rights of access and other easements and similar rights serving the Cameron Owned Real Property are legally enforceable to permit the operation of the Cameron Subsea Business in substantially the manner in which the Cameron Subsea Business is currently operated. Other than Permitted Encumbrances, there are no encroachments upon the Cameron Owned Real Property and no encroachments of any improvements composing the Cameron Owned Real Property onto adjacent property, except for such encroachments as have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on a particular item of real property. The improvements to the Cameron Owned Real Property (and the current uses thereof) do not violate set-back, building or side lines, or any applicable land use covenants, zoning regulations, or similar enforceable restrictions, nor do they encroach on any easements located on the Cameron Owned Real Property.

5.10         Title to Personal Property.  Cameron and the Cameron Entities have good and valid title to all Personal Property included in the Cameron Transferred Assets, in each case, free and clear of all Liens, subject only to Permitted Encumbrances.

5.11         Cameron Governmental Approvals. Except as have not had and would not reasonably be expected to have a Material Adverse Effect on the Cameron Subsea Business, (i) there are no Governmental Approvals necessary for the operation of the Cameron Subsea Business which Cameron or one of its Affiliates does not possess, (ii) there is no proceeding pending or, to the knowledge of Cameron, threatened under which any Governmental Approvals that have been issued or granted to Cameron or one of its Affiliates in connection with the operation of the Cameron Subsea Business (the “Cameron Governmental Approvals”) may be revoked, terminated or suspended, nor, to the knowledge of Cameron, are there any reasonable grounds for the revocation, termination or suspension of any Cameron Governmental Approvals, and (iii) no third-party consents are required for the assignment or transfer of each of the Cameron Governmental Approvals to the Venture Entities.

5.12         Taxes.

(a)           Liens for Unpaid Taxes.  Except with respect to Permitted Encumbrances, (i) there are no material Liens for Taxes on any of the Cameron Transferred Assets and (ii) no Claim has been made by any Governmental Authority that could give rise to any such Lien.

(b)           Payment of Taxes.  Insofar as concerns the Cameron Subsea Business, (i) each of the Cameron Transferred Subsidiaries has timely filed (taking into account any applicable extensions) with the appropriate taxing authority all material Tax returns required to be filed (except where failure to timely file such returns will not result in material consequences), and each such return was complete and correct in all material respects, (ii) all material Taxes shown on such returns as due and payable or for which any of the Cameron Transferred Subsidiaries are or could otherwise be held liable, have been duly and timely paid by Cameron or a Cameron Transferred Subsidiary, (iii) no material Tax audits or other material administrative proceedings or court proceedings are pending with regard to any Taxes for which any of the Cameron Transferred Subsidiaries may be liable or for which an owner of a Cameron Transferred Subsidiary may be liable as a result of such ownership, (iv) none of the Cameron Transferred Subsidiaries or owners thereof has entered into any agreement with any Governmental Authority extending the period for assessment or collection of any material Taxes, and (v) none of the Cameron Transferred Subsidiaries is a party to or is bound by or has any obligation under any material Tax-sharing agreement, Tax indemnity agreement or similar agreement or arrangement.

(c)           The representations and warranties in this Section 5.12 and Section 5.19 and Section 5.20 are the exclusive representations and warranties by Cameron relating to Tax matters.

5.13         Employees.  Section 5.13 of the Cameron Disclosure Letter sets forth a correct and complete list as of the date hereof of all agreements with labor organizations, works councils, unions or associations applicable to the Cameron Subsea Business Employees. There are no discrimination complaints, employment-related complaints or any other kind of labor-related disputes against Cameron or any Cameron Entity in connection with the Cameron Subsea Business pending before or, to the knowledge of Cameron, threatened before any Governmental Authority, and, to the knowledge of Cameron, no dispute respecting minimum wage or overtime Claims exists. The Cameron Subsea Business has not experienced any labor disputes or any work stoppage due to labor disagreements within the past three years. With respect to the Cameron Subsea Business: (i) there is no unfair labor practice charge or complaint against Cameron or any Cameron Entity actually pending or, to the knowledge of Cameron, threatened before the National Labor Relations Board or similar agencies in non-U.S. jurisdictions; (ii) there is no labor strike, slowdown or stoppage actually pending or, to the knowledge of Cameron, threatened against or affecting Cameron or any Cameron Entity; and (iii) no attempt to organize any of the Cameron Subsea Business Employees has resulted in an election within the past three years or, to the knowledge of Cameron, is threatened respecting any of the Cameron Subsea Business Employees. The Cameron Subsea Business is not now, and has not at any time within the past three years been, subject to any collective bargaining agreement, Contract, letter of understanding or other similar arrangement with any labor organizations, works councils, unions or associations.  Cameron and each Cameron Entity has complied in all material respects with all Applicable Laws pertaining to the employment or termination of employment of their employees, including all Applicable Laws relating to labor relations, equal employment opportunities fair employment practices, prohibited discrimination, applicable information and consultation obligations, occupational safety and health standards, terms and conditions of employment, payment of wages, workers’ compensation, immigration and visa requirements and other similar employment activities.  Each Cameron Subsea Business Employee has been paid all wages, income and any other sum due and owing to such employee by Cameron or any Cameron Entity. The representations and warranties in this Section 5.13 are the exclusive representations and warranties by Cameron relating to labor matters.

5.14         Compliance with Laws.  The Cameron Transferred Assets are being operated by Cameron or a Cameron Entity, as the case may be, in compliance with all Applicable Laws, except for such noncompliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Cameron Subsea Business. Neither Cameron nor any of its Affiliates has received any notice from any Governmental Authority that the operations of the Cameron Subsea Business are being conducted in violation of any Applicable Law or are the subject of any investigation or review pending or threatened by any Governmental Authority relating to any alleged violation. There is no outstanding order, writ, judgment, stipulation, injunction, decree, determination, award or other order of any Governmental Authority against Cameron or its Affiliates that relates to the Cameron Transferred Assets.

5.15         Legal Proceedings.  There are no Claims pending or, to the knowledge of Cameron, threatened against Cameron or any of its Affiliates before any Governmental Authority (i) seeking to prevent or delay the Closing or (ii) relating to the Cameron Subsea Business, except in each case for such Claims as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Cameron Subsea Business.

5.16         Sufficiency and Condition of the Cameron Transferred Assets.

(a)           Sufficiency.  The Cameron Transferred Assets, together with the Cameron Retained IP, the services being provided under the Shared Services Agreements, the Transition Services Agreements, the assets being leased, subleased or licensed to the Venture Entities pursuant to Section 2.3(c), and the products to be supplied under the Cameron Supply Agreements, constitute all property and other rights necessary to operate and conduct the Cameron Subsea Business in substantially the same manner as it is currently being operated and conducted.

(b)           Condition.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Cameron Subsea Business, all of the Personal Property currently used in the Cameron Subsea Business and included in the Cameron Transferred Assets (i) is in good operating condition and repair (ordinary wear and tear excepted) and (ii) has been maintained in a manner consistent with industry practice.

5.17           Material Contracts.  Section 5.17 of the Cameron Disclosure Letter contains, to the best of Cameron’s knowledge, a correct and complete list as of the date of this Agreement of all the Contracts used or held for use primarily in or related primarily to the operation or conduct of the Cameron Subsea Business of the following types that are to be transferred to and assumed (or, in the case of Guarantees, replaced) by the Venture Entities as of the Closing Date and to which Cameron or any of its Affiliates is a party or to which any of the Cameron Transferred Assets are subject (each, a “Cameron Material Contract”):

(a)           any indenture, note, loan or credit agreement or other Contract relating to the borrowing of money;

(b)           any Contract which is expected to involve the payment of an amount in excess of $25,000,000 or receipt of an amount in excess of $25,000,000;

(c)           any joint venture, partnership or similar organizational Contract involving a sharing of profits or losses related to all or any portion of the Cameron Subsea Business;

(d)           any Contract granting to any Person a right of first refusal or option to purchase or acquire any Cameron Transferred Asset or group of Cameron Transferred Assets;

(e)           any agency, sponsor, consultant or commission agreement where any Person is providing such services to or on behalf of the Cameron Subsea Business;

(f)           any power of attorney (other than powers of attorney given in the ordinary course of business);

(g)           any Guarantee (other than any indemnification Contract) with respect to which Cameron or any of its Affiliates is the obligor in respect of an obligation that exceeds $25,000,000;

(h)           any indemnification Contract with respect to which Cameron or any of its Affiliates is the obligor (including in connection with the sale of assets) that was made outside the ordinary course of business;

(i)           any Contract or consent decree which imposes or could by its terms impose any material restrictions on the Venture Entities with respect to their geographical areas of operations or scope or type of business;

(j)           any Contract involving swaps, futures, derivatives or similar instruments, regardless of value, except such Contracts entered into as a hedging activity in the ordinary course of business consistent with Cameron’s past practice and internal policy guidelines;

(k)           any collective bargaining agreement;

(l)           any Contract pursuant to which a Governmental Authority is providing tax abatements or other similar economic incentives in connection with the Cameron Subsea Business;

(m)           any software license agreement which is material to the Cameron Subsea Business;

(n)           any material Contract between Cameron or one of its Affiliates and another Affiliate relating to the Cameron Subsea Business; or

(o)           any Contract not otherwise specified in paragraphs (a) through (n) above that is material to the Cameron Subsea Business, taken as a whole.

Cameron and its Affiliates have duly performed and complied in all material respects with their respective obligations under each Cameron Material Contract. None of Cameron or any of its Affiliates has received any notice of termination or default from any other party to such Cameron Material Contract. To the knowledge of Cameron, no other party to such Cameron Material Contract is in default of its obligations thereunder. Each such Cameron Material Contract may be assigned to the Venture Entities without the consent of any other party thereto.

5.18         Proprietary Rights.

(a)           Section 5.18(a) of the Cameron Disclosure Letter sets forth, to the best of Cameron’s knowledge, a correct and complete list as of the date hereof of the following items of Intellectual Property used or held for use primarily in or related primarily to and, in each case, material to the operation or conduct of the Cameron Subsea Business (collectively, the “Cameron Proprietary Rights”): (i) patents and patent applications; (ii) trademarks, trade names and service marks; (iii) registered copyrights; and (iv) documented invention disclosures, in each case whether registered or unregistered, and U.S. or non-U.S.

(b)           (i) Cameron or its Affiliates own or possess adequate licenses or other valid rights to use all the Cameron Proprietary Rights; (ii) the Cameron Proprietary Rights included in the Cameron Transferred Assets, together with the Cameron Retained IP, constitute, to the best of Cameron’s knowledge, all such rights necessary to conduct the Cameron Subsea Business in substantially the same manner as it is presently being conducted; (iii) the validity of the Cameron Proprietary Rights and the rights therein of Cameron or any of its Affiliates have not been questioned in any litigation to which Cameron or any of its Affiliates is a party, nor, to the knowledge of Cameron, is any such litigation threatened; (iv) to the knowledge of Cameron, the conduct of the Cameron Subsea Business does not conflict with any Intellectual Property of others; and (v) the consummation of the transactions contemplated hereby will not conflict with, alter or impair any Cameron Proprietary Rights.

(c)           To Cameron’s knowledge, no use of any Cameron Proprietary Rights has heretofore been, or is now being, made by any Person other than Cameron and its Affiliates, and no infringement of any Cameron Proprietary Rights has occurred or is continuing. No director or officer of Cameron has any ownership interest in any of the Cameron Proprietary Rights.

5.19         Employee Benefit Matters.

(a)           Copies of Documents.  Cameron has furnished to Schlumberger summaries of each Cameron Benefit Plan and will provide correct and complete copies of the following items relating to each Cameron Benefit Plan by February 1, 2013: (i) the governing plan documents, including all amendments thereto; (ii) the most recent summary plan description and summary of material modifications; (iii) the most recent Form 5500 Annual Report filed with the IRS, together with attachments thereto or similar reports filed in non-U.S. jurisdictions; and (iv) if applicable, the most recent actuarial report.

(b)           Pension Plans.  Each Cameron Benefit Plan that is a Pension Benefit Plan has satisfied the minimum funding standards of Section 412 of the Code, and no liability (including contingent liability) has been incurred, directly or indirectly, to or on account of any such Pension Benefit Plan pursuant to Title IV of ERISA (excluding liability for benefit Claims and funding obligations payable in the ordinary course of business and liability for PBGC insurance premiums payable in the ordinary course of business). No proceedings have been instituted to terminate any Cameron Benefit Plan that is a Pension Benefit Plan, and no condition exists that presents a material risk to Cameron or any ERISA Affiliate of Cameron of incurring a liability to or on account of a Pension Benefit Plan pursuant to Title IV of ERISA (excluding liability for benefit Claims and funding obligations payable in the ordinary course of business and liability for PBGC insurance premiums payable in the ordinary course of business). None of the Cameron Transferred Assets is the subject of any Lien arising under Section 302(f) of ERISA or Section 412(n) of the Code.

(c)           Compliance with Applicable Laws.  Each Cameron Benefit Plan and all related trusts, insurance Contracts and funds have been maintained, funded and administered in material compliance with all Applicable Laws. No Claims with respect to Cameron Benefit Plans (other than routine Claims for benefits) or with respect to any fiduciary or other Person dealing with any Cameron Benefit Plan are pending or, to the knowledge of Cameron, threatened. Cameron and all ERISA Affiliates of Cameron have complied with the requirements of Sections 4980B and 4980D of the Code with respect to employees and former employees of the Cameron Subsea Business.

(d)           No Multiemployer Plan.  Neither Cameron nor any ERISA Affiliate of Cameron has any obligation to contribute to or has any liability or potential liability (including, but not limited to, actual or potential withdrawal liability) with respect to any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, or with respect to any employee benefit plan of the type described in Sections 4063 and 4064 of ERISA or Section 413(c) of the Code, in each case, that is a Cameron Benefit Plan.

(e)           No Excess Parachute Payments.  No Cameron Benefit Plan provides, and neither Cameron nor any ERISA Affiliate of Cameron is otherwise obligated to provide, any amount constituting an excess parachute payment (as defined in Section 280G of the Code) with respect to any current or former employee of the Cameron Subsea Business that will become a liability of a Venture Entity.

(f)           Non-U.S. Cameron Benefit Plans.  In addition to the foregoing, with respect to each Cameron Benefit Plan that is not subject to Applicable Law in the U.S. (a “Non-U.S. Cameron Benefit Plan”):

(i)           all employer and employee contributions to each Non-U.S. Cameron Benefit Plan required by Law or by the terms of such Non-U.S. Cameron Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued; and

(ii)           each Non-U.S. Cameron Benefit Plan required to be registered has been registered and each Non-U.S. Cameron Benefit Plan has been maintained in good standing with applicable Governmental Authorities and administered and funded in compliance with Applicable Laws and other requirements.  Each Non-U.S. Cameron Benefit Plan is now and always has been operated in full compliance with all Applicable Laws and other requirements.  There are no currently pending or threatened Claims by a Governmental Authority with respect to any Non-U.S. Cameron Benefit Plan, including, without limitation, Claims for accelerated contributions to any such Non-U.S. Cameron Benefit Plan. Each Non-U.S. Cameron Benefit Plan that is intended to qualify for special tax treatment meets all the requirements for such treatment.

(g)           The representations and warranties in this Section 5.19 are the exclusive representations and warranties by Cameron relating to employee benefit matters.

5.20         No Stock of U.S. Corporation.  As of immediately prior to the Closing Date, none of the Cameron Transferred Assets contributed to US Venture Entity will consist of the stock of a corporation or other entity that is treated as a corporation under the income tax laws of the U.S. or any state or political subdivision thereof.  Immediately prior to Closing, US Venture Entity and each Cameron Transferred Subsidiary to be contributed to US Venture Entity pursuant to Section 2.1(b)(i)(A) is disregarded as an entity separate from its owner for U.S. federal tax purposes.

5.21         Environmental Matters.

(a)           To the knowledge of Cameron:  (i) Cameron has made available for inspection and review by Schlumberger correct and complete copies of all Phase I and Phase II environmental site assessment reports and to the extent completed in the past five years all environmental compliance assessments (if any) in its possession that describe or address environmental contamination, condition or compliance status of any Cameron Owned Real Property, Cameron Leased Real Property, or Cameron Transferred Assets; (ii) there are no Hazardous Substances at, in, under or migrating to or from any Cameron Owned Real Property, Cameron Leased Real Property, or Cameron Transferred Assets that, because of the concentration of such Hazardous Substances or the risk of human exposure to such Hazardous Substances are required under applicable Environmental, Health and Safety Requirements to be the subject of a Remedial Action; (iii) with respect to all Hazardous Substances that have been generated, used or stored by the Cameron Subsea Business within the past five years on the Cameron Owned Real Property or Cameron Leased Real Property, such generation, use or storage by the Cameron Subsea Business has not violated any applicable Environmental, Health and Safety Requirements; (iv) there are no Governmental Approvals required under any Environmental, Health and Safety Requirements necessary for the operation of the Cameron Subsea Business which Cameron or one of its Affiliates does not possess; (v) the Cameron Transferred Assets are being operated by Cameron or a Cameron Entity, as the case may be, in compliance with all Environmental, Health and Safety Requirements; (vi) there is no outstanding order, writ, judgment, stipulation, injunction, decree, determination, award or other order related to any Environmental, Health and Safety Requirements of any Governmental Authority against Cameron or its Affiliates that relates to the Cameron Transferred Assets; (vii) there are no Claims pending or threatened against Cameron or any of its Affiliates before any Governmental Authority relating to alleged violations of any Environmental, Health and Safety Requirements by the Cameron Subsea Business or under which any Governmental Approval required by any Environmental, Health and Safety Requirements may be revoked, terminated or suspended; (viii) Section 5.21(a) of the Cameron Disclosure Letter lists all (A) Cameron Owned Real Property or Cameron Leased Real Property with known existing soil, surface water or groundwater contamination at, on or beneath all or any part of such Cameron Owned Real Property or Cameron Leased Real Property; (B) third-party disposal sites with known existing soil, surface water or groundwater contamination relating to waste disposal or other activities of the Cameron Subsea Business prior to Closing as to which Cameron or any of its Affiliates has received written notice; and (C) any known noncompliance of the Cameron Transferred Assets or any part thereof under any Environmental, Health and Safety Requirement; and (ix) there is no friable asbestos or materials containing polychlorinated biphenyls at or on any of the Cameron Owned Real Property, except, in each of cases clauses (i) through (ix), for matters that have not had and would not reasonably be expected to have a Material Adverse Effect on the Cameron Subsea Business.

(b)           The representations and warranties in this Section 5.21 are the exclusive representations and warranties by Cameron relating to environmental matters.

5.22         Compliance with Applicable Anti-Corruption, Export and Money Laundering Laws.  Neither Cameron nor any Cameron Entity nor any director, manager, officer, employee, agent or other person associated with or acting on behalf of any of the foregoing, directly or indirectly, has made, offered or agreed to offer a Prohibited Payment in connection with the Cameron Subsea Business that would cause any such entity to be in violation of the FCPA, the UK Bribery Act or any Applicable Law related to anti-corruption. Cameron has no knowledge of any governmental investigations of Cameron or any Cameron Entity or any director, manager, officer, employee or agent or other person associated with or acting on behalf of such Person in connection with the FCPA, the UK Bribery Act or any Applicable Law related to anti-corruption.  Cameron and each other Schlumberger Entity have complied in all material respects with all Applicable Laws relating to export control and trade sanctions, embargoes and money laundering.

ARTICLE 6.  COVENANTS PRIOR TO CLOSING

Cameron, Schlumberger, Schlumberger US and Schlumberger BV each agree that during the period between the date of this Agreement and the Closing:

6.1           Conduct of the Business Prior to Closing.  Except (i) as expressly provided in this Agreement, (ii) as set forth in Section 6.1 of the Cameron Disclosure Letter or the Schlumberger Disclosure Letter, as applicable, (iii) as required by Applicable Law or (iv) with the express written consent of the other parties to this Agreement (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)           (i) It shall conduct (and shall cause its Affiliates to conduct) the Cameron Subsea Business or the Schlumberger Subsea Business, as the case may be, in the ordinary course consistent with its past practice (including with respect to the collection of receivables, payment of payables and other liabilities, advertising activities, bidding and sales practices, equipment maintenance, replacements or upgrades, inventory levels, accounting policies, contributions to or accruals to or in respect of Employee Benefit Plans and off-site and on-site storage, treatment and disposal of Hazardous Substances generated prior to Closing), and (ii) it shall use its commercially reasonable efforts (or cause its Affiliates to use their commercially reasonable efforts) to maintain the Cameron Transferred Assets or the Schlumberger Transferred Assets, as the case may be, in substantially the same condition (except normal wear and tear) existing on the date hereof.

(b)           It shall use its commercially reasonable efforts, consistent with past practice, to maintain the services of, and good relations with, the dealers, jobbers, distributors, customers and suppliers with whom sales or purchases are currently effected in connection with the Cameron Subsea Business or the Schlumberger Subsea Business, as the case may be.

(c)           It shall not, and shall cause its Affiliates not to, take any of the following actions in connection with the Cameron Subsea Business or the Schlumberger Subsea Business, as the case may be:

(i)           incur, assume or Guarantee any Indebtedness or make any loans, advances or capital contributions to or investments in any other Person, in each case other than in the ordinary course of business consistent with its past practice;

(ii)           enter into any swap, futures or derivatives transaction except hedging activity in the ordinary course of business consistent with its past practice and internal policy guidelines;

(iii)           sell, transfer, pledge or otherwise dispose of any Cameron Transferred Asset or any Schlumberger Transferred Asset, as the case may be, except for sales of inventory and the sale, transfer or other disposition of uneconomic or obsolete equipment in the ordinary course of business consistent with its past practice;

(iv)           waive any Claims other than in the ordinary course of business consistent with its past practice, or cancel or compromise any Indebtedness owed to it;

(v)           make aggregate unbudgeted expenditures and commitments in excess of $10,000,000 in the case of Cameron and its Affiliates, taken as a whole, and $10,000,000 in the case of Schlumberger and its Affiliates, taken as a whole, in each case, other than (A) in the ordinary course of business consistent with its past practice or (B) pursuant to requirements of Applicable Law;

(vi)           make any change in any method of accounting or keeping of books of account or accounting practices or principles, except as required by Applicable Law or, in the opinion of the independent public accountants of such party, by GAAP;

(vii)           except in the ordinary course of business consistent with its past practice, materially modify, amend or terminate, or waive any material rights under, any Cameron Material Contract or Schlumberger Material Contract, as applicable, or enter into any Contract that would constitute a Cameron Material Contract or Schlumberger Material Contract if entered into prior to the date of this Agreement;

(viii)           close any facilities which are material to the financial condition, results of operations, business or prospects of the Cameron Subsea Business or the Schlumberger Subsea Business, as applicable;

(ix)           mortgage, pledge or subject to any Lien any of the Cameron Transferred Assets or the Schlumberger Transferred Assets, as the case may be, except for Permitted Encumbrances;

(x)           settle or agree to settle any litigation or other legal proceeding relating to the Cameron Subsea Business or the Schlumberger Subsea Business, as the case may be, where such settlement would have, or would reasonably be expected to have, individually or in the aggregate, a material impact on the operations or conduct of the business of the Venture Entities;

(xi)           (a) make, revoke or change any material election relating to Taxes, (b) change or revoke any Tax accounting method or (c) change any Tax accounting period if, in each case, such action is inconsistent with ordinary and customary historical practices and principally related to the Cameron Subsea Business or Schlumberger Subsea Business, as applicable;

(xii)           (a) materially amend or terminate any material Employee Benefit Plan or establish, adopt or enter into any Employee Benefit Plan that, if in effect on the date of this Agreement, would be a material Employee Benefit Plan, (b) enter into any collective bargaining agreement or similar agreement with any labor union or works council or (c) materially increase salary or wages, as applicable, bonus or other incentive compensation, or other benefits or compensation, in each of clauses (a), (b) and (c) relating to the Cameron Subsea Business Employees or Schlumberger Subsea Business Employees, except for any such actions (i) in the ordinary course of business consistent with past practice, (ii) required by Applicable Law or the terms of any Employee Benefit Plan in effect as of the date hereof or (iii) for which Cameron or Schlumberger, as applicable, will retain all liability;

(xiii)           fail to renew any lease that is material to the Cameron Subsea Business or the Schlumberger Subsea Business, as applicable; or

(xiv)           agree or commit to do any of the foregoing.

For the avoidance of doubt, none of the covenants set forth in this Section 6.1 are intended to or shall impose any restriction on (1) the respective operations of Cameron or Schlumberger or their respective Affiliates that are not related to the Cameron Subsea Business or the Schlumberger Subsea Business, as applicable, (2) the Non-Transferred Cameron Assets or the Non-Transferred Schlumberger Assets or (3) the ability of Cameron, Schlumberger or their respective Affiliates to transfer or assign any Non-Transferred Assets or Excluded Liabilities from a Cameron Entity or a Schlumberger Entity, as applicable, to an entity that is not a Cameron Entity or a Schlumberger Entity.

6.2           Antitrust Notification; Other Reporting Requirements.

(a)           Cameron and Schlumberger shall, as promptly as practicable after the execution of this Agreement, but in no event later than 15 days after the date hereof, make any required filings under the HSR Act. Any filing, notification, report form or supplemental submission so filed or submitted will comply in all material respects with the requirements of the HSR Act.

(b)           Cameron and Schlumberger shall use their reasonable best efforts to cooperate with each other (i) to determine whether any filings are required and advisable to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (ii) to timely make all such required and advisable filings and timely seek all such consents, permits, authorizations or approvals, and (iii) to respond at the earliest date reasonably possible to any requests for  information or documentary material made by the Federal Trade Commission, the U.S. Department of Justice, or any other Governmental Authority.

(c)           Cameron and Schlumberger shall give the other reasonable notice of, and, to the extent permitted by the applicable Governmental Authority and practical, allow the other to attend and to participate at any meeting, telephone call or any other communication with any Governmental Authority with respect to any filing, investigation, possible resolution or commitment or other inquiry or proceeding related to the transactions contemplated by this Agreement.

(d)           Cameron and Schlumberger agree not to participate in any meeting or substantive discussion (including, without limitation, any discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders or authorizations, and any agreement regarding the timing of consummation of the transactions contemplated by this Agreement) with any Governmental Authority relating to any filings or investigation concerning this Agreement or the transactions contemplated by this Agreement unless, to the extent practical, it consults with the other party and its representatives in advance and invites the other party’s representatives to attend unless the Governmental Authority prohibits such attendance.

(e)           To the extent reasonably practical, Cameron and Schlumberger agree to promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside counsel or consultants, with draft copies prior to submission to a Governmental Authority, with reasonable time and opportunity to comment, of all correspondence, filings and communications that they or their respective Affiliates or representatives intend to submit to any Governmental Authority, and correspondence, filings and communications received from any Governmental Authority shall be immediately provided to the other party upon receipt. Cameron and Schlumberger agree to provide one another promptly with final copies of any submissions provided to any Governmental Authority subject in appropriate cases to confidentiality agreements to limit disclosure of such final copies of submissions to outside counsel and consultants.

(f)           Cameron and Schlumberger agree to promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such necessary information and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Authority, including, without limitation, any filings necessary or appropriate under the provisions of Antitrust Laws.

6.3           Reasonable Best Efforts.

(a)           Cameron and Schlumberger shall use their reasonable best efforts to take, or cause to be taken, all other actions and to do, or to cause to be done, all other things necessary and proper:

(i)           to ensure that all of the conditions to the obligations of Cameron and Schlumberger contained in Section 3.10(c) are satisfied on a timely basis, and in any event prior to the Outside Date;

(ii)           to otherwise consummate and make effective the transactions contemplated hereby;

(iii)           to avoid, remove and eliminate each and every impediment or objection under any Applicable Law that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby that could have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby or that could make the consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful;

(iv)           to defend all lawsuits and other proceedings by or before any Governmental Authority or by any private party challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action under any Antitrust Laws that would prevent, prohibit, or delay the consummation of the transactions contemplated hereby; and

(v)           to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date).

(b)           Notwithstanding anything in this Agreement to the contrary, in no event will Cameron or Schlumberger be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action where, as a result of such proposal, action, or agreement, Cameron, Schlumberger, US Venture Entity, Non-U.S. Venture Entity, Lux Venture Entity or their respective subsidiaries or Affiliates would be foreclosed, precluded, or prohibited from, or in any way limited in, producing, operating, marketing, selling, offering for sale, deriving any revenue from, or otherwise owning the assets (including Intellectual Property assets or licenses), categories of assets, subsidiaries, Affiliates or the Cameron Subsea Business or the Schlumberger Subsea Business that are currently utilized to provide the products and services specified in Exhibit 6.3(b).

(c)           Subject to Section 6.3(b), reasonable best efforts of Cameron and Schlumberger specified in Section 6.3(a) shall include the following steps to eliminate any objection or impediment by any Governmental Authority that would prevent, prohibit or delay the consummation of the transaction:

(i)           selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise disposing of, assets (including Intellectual Property assets or licenses), categories of assets, subsidiaries, Affiliates or the Cameron Subsea Business or the Schlumberger Subsea Business; and

(ii)           conducting the businesses of the Cameron Subsea Business or the Schlumberger Subsea Business in a specified manner;

provided, however, that in no event shall Cameron or Schlumberger be required to sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets (including Intellectual Property assets or licenses), categories of assets, subsidiaries, Affiliates of Cameron or Schlumberger other than the Cameron Subsea Business or the Schlumberger Subsea Business.  In the event that Cameron, Schlumberger or any of their respective Affiliates is required to sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, any assets of the Cameron Subsea Business or the Schlumberger Subsea Business, any proceeds from such sale or disposal shall be contributed to the Venture Entities at Closing.

(d)           Notwithstanding anything in this Agreement to the contrary, Cameron and Schlumberger shall each have the right, but not the obligation, to oppose by refusing to consent to, through litigation or otherwise any request, attempt or demand by any Governmental Authority or other person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of either Cameron or Schlumberger. In the event Cameron or Schlumberger exercises its right to oppose through litigation, including any appeals, a request, attempt or demand by any Governmental Authority or other person as provided in the preceding sentence, and (i) such proceedings conclude prior to the Outside Date with a decree, injunction or order restricting or prohibiting the transaction or (ii) no decree, order or injunction has been issued in such proceedings prior to the Outside Date, then Cameron or Schlumberger, as the case may be, shall take such actions, in a timely manner, as are necessary to achieve the clearance or approval of the Governmental Authority or other person prior to the Outside Date, provided that this obligation is subject to and does not modify Section 6.3(b).

6.4           Notice of Claims.  After obtaining knowledge thereof, each of Cameron and Schlumberger shall promptly give notice to the other party of any Claim or filed, threatened or contemplated litigation or any Casualty or Condemnation Loss or other event, occurrence or development that has had or would reasonably be expected to have, individually (including a series of related Claims, litigation, Casualty or Condemnation Losses or other events, occurrences or developments), a Material Adverse Effect on the Cameron Subsea Business or the Schlumberger Subsea Business, as applicable.

6.5           Access to Businesses.  Prior to the Closing and subject to Section 7.5, each of Cameron and Schlumberger shall give, and shall cause its Affiliates to give, subject to any confidentiality obligations, the other party’s representatives full access at reasonable times to the premises, books, records, Contracts, assets and accounts of the Cameron Subsea Business or the Schlumberger Subsea Business, as applicable, and will make reasonably available to the other party and its representatives at a reasonable place and time, the officers and employees and independent accountants of such party for interviews to verify all information furnished to it and its representatives and to otherwise become familiar with the Cameron Subsea Business or the Schlumberger Subsea Business, as applicable; provided that, in no case shall such access include the right to conduct any environmental testing or sampling.

6.6           Insurance.  Subject to availability on commercially reasonable terms, each of Cameron and Schlumberger shall keep in full force and effect insurance policies with respect to the Cameron Subsea Business or the Schlumberger Subsea Business, as the case may be, substantially similar in coverage and amounts to the insurance maintained with respect thereto on the date hereof until the Closing. In the event of a Casualty or Condemnation Loss, Cameron or Schlumberger, as the case may be, shall restore the Cameron Subsea Business or the Schlumberger Subsea Business, respectively, to substantially the same position it was in immediately prior to such Casualty or Condemnation Loss or pay over to the appropriate Venture Entity at Closing the insurance proceeds received in connection therewith.

6.7           No Solicitation .

(a)           Neither Cameron, nor any of its officers, directors, employees, representatives or agents will, directly or indirectly, solicit, initiate or knowingly encourage any offer or proposal for, or any indication of interest in, or negotiate with a third party concerning, a business combination with, or the purchase and sale of, all or any material portion of the Cameron Subsea Business (other than sales of inventory in the ordinary course of business) or any other transaction that would reasonably be expected to prevent, hinder or delay the Closing (a “Cameron Subsea Proposal”); provided that this Section 6.7(a) shall not apply to any transaction or proposed transaction (or any discussions or other activities in respect thereof) that if consummated would constitute a Change of Control Event with respect to Cameron (it being understood and agreed that the occurrence of any such transaction, proposed transaction, discussions or activities shall not relieve Cameron of any of its obligations under this Agreement). Cameron will advise Schlumberger promptly (and in any event within one business day) should any third party contact it with respect to any Cameron Subsea Proposal. Cameron shall, and shall cause its Affiliates to, immediately cease and cause to be terminated all existing discussions or negotiations with any parties with respect to any Cameron Subsea Proposal and request the return or destruction of all confidential information provided to third parties (other than Schlumberger) in connection with such discussions or negotiations.

(b)           Neither Schlumberger nor any of its officers, directors, employees, representatives or agents will, directly or indirectly, solicit, initiate or knowingly encourage any offer or proposal for, or any indication of interest in, or negotiate with a third party concerning, a business combination with, or the purchase and sale of, all or any material portion of the Schlumberger Subsea Business (other than sales of inventory in the ordinary course of business) or any other transaction that would reasonably be expected to prevent, hinder or delay the Closing (a “Schlumberger Subsea Proposal”); provided that this Section 6.7(b) shall not apply to any transaction or proposed transaction (or any discussions or other activities in respect thereof) that if consummated would constitute a Change of Control Event with respect to Schlumberger (it being understood and agreed that the occurrence of any such transaction, proposed transaction, discussions or activities shall not relieve Schlumberger of any of its obligations under this Agreement). Schlumberger will advise Cameron promptly (and in any event within one business day) should any third party contact it with respect to any Schlumberger Subsea Proposal.  Schlumberger shall, and shall cause its Affiliates to, immediately cease and cause to be terminated all existing discussions or negotiations with any parties with respect to any Schlumberger Subsea Proposal and request the return or destruction of all confidential information provided to third parties (other than Cameron) in connection with such discussions or negotiations.

6.8           [Reserved].

6.9           Reorganizations.  The parties will cooperate with one another, and will exchange such data and analyses as shall reasonably be necessary, in the development by each party of a plan describing, in reasonable detail, the reorganization steps it plans to undertake in anticipation of the Closing including the steps implementing the transfers of the Cameron Subsea Business and the Schlumberger Subsea Business to the Venture Entities (each, a “Pre-Closing Reorganization Plan”).  No later than February 1, 2013, each of Cameron and Schlumberger (in such capacity, the “Proposing Party”) shall deliver to the other party its proposed Pre-Closing Reorganization Plan.  The parties shall cooperate with one another in each party’s review of the other party’s Pre-Closing Reorganization Plan (in such capacity, the “Reviewing Party”).  The Proposing Party shall provide the Reviewing Party such information and data as the Reviewing Party may reasonably request with respect to the Pre-Closing Reorganization Plan, including any analyses or other background materials relating to the assumptions, benefits, costs and risks considered in connection with the development of the Pre-Closing Reorganization Plan.  If requested by the Reviewing Party, the Proposing Party will consider in good faith any suggested changes to the Pre-Closing Reorganization Plan the Reviewing Party reasonably believes to be in the best interests of the Venture Entities or the Reviewing Party, taking into account the benefits to, or costs or risks to be avoided by, the Venture Entities or the Reviewing Party as well as any additional costs and risks to the Proposing Party.  The parties shall cooperate in good faith to finalize the Pre-Closing Reorganization Plans as promptly as practicable after delivery of each party’s proposed Pre-Closing Reorganization Plan, but in no event later than March 1, 2013.  Notwithstanding the foregoing, a Pre-Closing Reorganization Plan shall not include the direct or indirect transfer (by merger, consolidation, equity transfer, sale of all or substantially all assets or otherwise) to the Venture of any entity that is reasonably determined in good faith by the Reviewing Party to (i) create a risk of a liability or condition that is likely to cause a Material Adverse Effect on the Venture or the Reviewing Party, (ii) give rise to liabilities (existing, conditional or otherwise) to the Venture or the Reviewing Party that substantially outweigh the benefits to the Proposing Party of transferring such entity to the Venture or (iii) expose the Venture to actual or potential liabilities associated with the incident involving the fire and explosion that occurred onboard the semisubmersible drilling rig Deepwater Horizon on or about April 20, 2010, in each case without the approval of the Reviewing Party in its sole discretion.

6.10         Allocation of Cash at Closing. The parties will cooperate with one another, and will exchange such data and valuation analyses prepared by independent valuation firms as shall reasonably be necessary, in order to determine in good faith and mutually agree upon the amount of the US Exchanged Interest and the Non-U.S. Exchanged Interest, in each case, based on the relative fair market values of the portions of the Cameron Subsea Business and the Schlumberger Subsea Business to be contributed to each of the Venture Entities.

6.11         Accounts Receivable Holdback.

(a)           Cameron shall be permitted to hold back accounts receivable from the assets Cameron is otherwise required to contribute to US Venture Entity pursuant to Section 2.1(b)(i)(B). Any receivables so retained by Cameron shall be taken into account as current assets for purposes of calculating Cameron Net Working Capital pursuant to Section 3.3(a).

(b)           If Cameron retains accounts receivable pursuant to Section 6.11(a), Schlumberger shall contribute to US Venture Entity a portion of the US Purchase Price in an amount equal to the book value of such accounts receivable, instead of paying such portion of the US Purchase Price to Cameron.  Any cash so contributed by Schlumberger to US Venture Entity shall not be taken into account as a current asset for purposes of calculating Schlumberger Net Working Capital pursuant to Section 3.3(b).

(c)           As nominee for Non-U.S. Venture Entity, Schlumberger shall be permitted to hold back accounts receivable from the assets Schlumberger is otherwise required to contribute to Non-U.S. Venture Entity pursuant to Section 2.1(c)(ii)(B).  Any receivables so retained by Schlumberger shall be taken into account as current assets for purposes of calculating Schlumberger Net Working Capital pursuant to Section 3.3(b).

(d)           Schlumberger shall use its commercially reasonable efforts assist Non-U.S. Venture in Non-U.S. Venture’s efforts to timely collect such accounts receivable as agent for and on behalf and at the direction of Non-U.S. Venture Entity, and to remit such proceeds to Non-U.S. Venture Entity as soon as practicable after collection.

ARTICLE 7.  OTHER COVENANTS

7.1           Insurance.  After the Closing, each Venture Entity shall procure and maintain adequate insurance covering its operations and assets. Coverage may be provided under master policies of Cameron on terms to be agreed by each Venture Entity and Cameron.

7.2           Bulk Sales Acts.  Each party agrees that it is responsible for any special notification required to be given to its creditors under the bulk sales laws and any other similar laws in any applicable jurisdiction in connection with the transactions contemplated by this Agreement. Each party agrees promptly and diligently to pay and discharge when due or to contest and litigate all Claims of its respective creditors that are asserted against any party or any of the Venture Entities by reason of any asserted noncompliance with any such bulk sales laws, and to indemnify and hold the other parties and the Venture Entities harmless therefrom.

7.3           Expenses.

(a)           Except as otherwise specifically provided in this Agreement and whether or not the Closing occurs, Cameron or its Affiliates shall pay (i) all expenses incurred by or on behalf of Cameron or any of its Affiliates in connection with the preparation, authorization and execution of this Agreement and the other Transaction Documents, the formation of the Venture Entities, and the conveyance, transfer, assignment and delivery of the Cameron Subsea Business, including all fees and expenses of agents, representatives, counsel and accountants, (ii) all Transfer Taxes arising out of the conveyance, transfer, assignment and delivery of the Cameron Subsea Business to the Venture Entities pursuant to Sections 2.1(b) and (c) and (iii) all amounts payable with respect to any claim for brokerage or finders’ fees or other commissions with respect to the transactions contemplated by this Agreement based in any way on any agreement, arrangement or understanding made by Cameron or any of its Affiliates. Notwithstanding the foregoing, if the Closing occurs, the Venture Entities shall pay, or reimburse Cameron or its Affiliates with respect to, all Transfer Taxes set forth in clause (ii) in the immediately preceding sentence (which, for the avoidance of doubt, shall not include any Transfer Taxes arising from or relating to any internal reorganization steps reflected in Cameron’s Pre-Closing Reorganization Plan) in excess of $10 million.

(b)           Except as otherwise specifically provided in this Agreement and whether or not the Closing occurs, Schlumberger or its Affiliates shall pay (i) all expenses incurred by or on behalf of Schlumberger or any of its Affiliates in connection with the preparation, authorization and execution of this Agreement and the other Transaction Documents, the formation of the Venture Entities, and the conveyance, transfer, assignment and delivery of the Schlumberger Subsea Business, including all fees and expenses of agents, representatives, counsel and accountants, (ii) all Transfer Taxes arising out of the conveyance, transfer, assignment and delivery of the Schlumberger Subsea Business to the Venture Entities pursuant to Sections 2.1(b) and (c) and (iii) all amounts payable with respect to any claim for brokerage or finders’ fees or other commissions with respect to the transactions contemplated by this Agreement based in any way on any agreement, arrangement or understanding made by Schlumberger or any of its Affiliates. Notwithstanding the foregoing, if the Closing occurs, the Venture Entities shall pay, or reimburse Schlumberger or its Affiliates with respect to, all such Transfer Taxes set forth in clause (ii) in the immediately preceding sentence (which, for the avoidance of doubt, shall not include any Transfer Taxes arising from or relating to any internal reorganization steps reflected in Schlumberger’s Pre-Closing Reorganization Plan) in excess of $10 million.

(c)           The Venture Entities shall pay, or reimburse, Cameron or its Affiliates or Schlumberger or its Affiliates, as applicable, with respect to any VAT arising out of the conveyance, transfer, assignment and delivery of the Cameron Subsea Business and the Schlumberger Subsea Business to the Venture Entities, but only to the extent that the Venture Entities are able to recover a refund of such VAT from the applicable Governmental Authority.

7.4           Books of Account and Special Rights.

(a)           As indicated above, the assets transferred to the Venture Entities by Cameron include Cameron’s rights, if any, to the trade names, trademarks and trade secrets used or held for use primarily in connection with or otherwise primarily related to the Cameron Subsea Business, other than the Cameron Retained IP.  Except as provided below, no Venture Entity shall receive or utilize any rights or interest in the names of Cameron Incorporated or any of its Affiliates or any other name, logo, abbreviation, word or combination thereof of similar import. It is hereby agreed that the Venture Entities may utilize, at their sole option, the following items:

(i)           Without limitation of time, the Venture Entities may use manuals, technical specifications, descriptive literature and catalogs in existence at the Closing Date and bearing Cameron’s name or marks, provided that the name and marks are stamped or overprinted with that Venture Entity’s own name or marks;

(ii)           The Venture Entities shall have a period of 12 months after the Closing Date within which to use the names and marks of Cameron; provided that the Venture Entities may utilize such names and marks as part of a product name or logo for products sold by the Venture Entities without regard to such time limitation;

(iii)           The Venture Entities shall have the right to sell any of the inventories or products that are in bags or other containers bearing any of the names or marks of Cameron, so long as the inventories or products produced after 120 days following the Closing Date are not packaged in bags or other containers that bear such names or marks; and

(iv)           Cameron hereby agrees to allow the Venture Entities to utilize in their respective businesses, both within the U.S. and in foreign jurisdictions, the phrase “a Cameron/Schlumberger company” or phrases of substantially similar content. It is agreed that the Venture Entities may use said phrase in any advertising material, letterhead, packaging or on any other necessary or desirable signs, notices or printed material.

(b)           As indicated above, the assets transferred to the Venture Entities by Schlumberger include Schlumberger’s rights, if any, to the trade names, trademarks and trade secrets used or held for use primarily in connection with or otherwise primarily related to the Schlumberger Subsea Business, other than the Schlumberger Retained IP.  Except as provided below, no Venture Entity shall receive or utilize any rights or interest in the names of Schlumberger Limited or any of its Affiliates or any other name, logo, abbreviation, word or combination thereof of similar import. It is hereby agreed that the Venture Entities may utilize, at their sole option, the following items:

(i)           Without limitation of time, the Venture Entities may use manuals, technical specifications, descriptive literature and catalogs in existence at the Closing Date and bearing Schlumberger’s name or marks, provided that the name and marks are stamped or overprinted with that Venture Entity’s own name or marks;

(ii)           The Venture Entities shall have a period of 12 months after the Closing Date within which to use the names and marks of Schlumberger that are set forth in Section 7.4(b)(ii) of the Schlumberger Disclosure Letter;

(iii)           The Venture Entities shall have the right to sell any of the inventories or products that are in bags or other containers bearing any of the names or marks of Schlumberger, so long as the inventories or products produced after 120 days following the Closing Date are not packaged in bags or other containers that bear such names or marks; and

(iv)           Schlumberger hereby agrees to allow the Venture Entities to utilize in their respective businesses, both within the U.S. and in foreign jurisdictions, the phrase “a Cameron/Schlumberger company” or phrases of substantially similar content. It is agreed that the Venture Entities may use said phrase in any advertising material, letterhead, packaging or on any other necessary or desirable signs, notices or printed material.

Notwithstanding anything in this Section 7.4(b) to the contrary, the parties agree to cause the Venture Entities to comply with the provisions of that certain Share Purchase Agreement dated as of June 28, 2011 by and between M-I SWACO Norge AS and Frank Mohn AS, including with respect to the use of the “Framo” name and related marks.

(c)           Cameron and Schlumberger will transfer to the appropriate Venture Entity all of the following relating primarily to the Cameron Subsea Business and Schlumberger Subsea Business, respectively: (i) all sales and business records, files, product specifications, drawings and correspondence; (ii) engineering, manufacturing, maintenance, operating and production records; (iii) personnel records of Cameron Transferred Employees and Schlumberger Transferred Employees, including medical records of each such employee to the extent permitted by Applicable Law; (iv) customer lists; (v) sales and marketing material; (vi) credit records of customers; (vii) notebooks and log books; (viii) marketing or other studies; and (ix) all other books and records (including accounting and tax records); excluding, however, (A) all records prepared in connection with or related to the negotiation of the transactions contemplated by this Agreement and the other Transaction Documents and (B) any of the foregoing that are the subject of binding confidentiality agreements with non-Affiliates of Cameron or Schlumberger restricting their conveyance or disclosure to the Venture Entities; provided, however, that Cameron or Schlumberger shall use its commercially reasonable efforts to obtain the right from such non-Affiliates either to disclose such records to the Venture Entities or to transfer such confidentiality agreements to the Venture Entities. Cameron and Schlumberger may retain copies of tax, legal and accounting records necessary to perform their respective legal obligations. Cameron and Schlumberger further agree to cooperate with the Venture Entities to make available from time to time all other books and records relating to the Cameron Subsea Business and Schlumberger Subsea Business, respectively, for any valid purpose. Notwithstanding the foregoing, neither Cameron, Schlumberger, nor any of their respective Affiliates shall be required to transfer any tax records to any Venture Entity unless such records are reasonably necessary for the Venture Entity to determine its liability for Taxes or to satisfy other requirements imposed on the Venture Entity by an applicable Governmental Authority. Cameron and Schlumberger acknowledge the mutual expectation that selected tax records of administrative value to Venture Entities will contain confidential information relating to, respectively, the Cameron Non-Transferred Businesses and the Schlumberger Non-Transferred Businesses. Cameron and Schlumberger agree to cooperate in identifying one or more means to convey the information of value to the Venture Entity, while assuring the maintenance of the confidentiality of the information relating to the Non-Transferred Businesses.

7.5           Firewalls; Joint Facilities.

(a)           Cameron shall not exchange, disclose, discuss or otherwise make available to Schlumberger or any of the Venture Entities any Non-Public Information of Cameron exclusively relating to any Non-Transferred Cameron Businesses or any Non-Transferred Cameron Assets.

(b)           Schlumberger shall not exchange, disclose, discuss or otherwise make available to Cameron or any of the Venture Entities any Non-Public Information of Schlumberger exclusively relating to any Non-Transferred Schlumberger Business or any Non-Transferred Schlumberger Assets.

(c)           Cameron and Schlumberger agree that no later than 60 days after the Closing, they will cause the Venture Entities to adopt a “Confidential Information Policy” for each Cameron Joint Facility and Schlumberger Joint Facility.  Such “Confidential Information Policies” will contain (i) policies and procedures for handling confidential information of the Venture Entities and its customers to protect such information from disclosure, (ii) policies and procedures based on the specific circumstances of each such facility to ensure that such confidential information is protected from inadvertent disclosure to the other employees, contractors and agents of Schlumberger and Cameron utilizing such facility and (iii) specification of persons responsible for implementing, monitoring and training with respect to such “Confidential Information Policies”.

7.6           Venture Entity Audits.  There shall be an annual audit of the aggregate operations and businesses of the Venture Entities, taken as a whole, conducted by Ernst & Young LLP, or whatever independent auditor Cameron is then using, which shall be completed within 120 days after the end of the applicable calendar year, the first of which shall be conducted with respect to the period from the Closing Date through the end of the calendar year in which the Closing occurs. The parties agree to, and agree to cause each of the Venture Entities to, cooperate with such independent auditor with respect to such audits and to make the results thereof available to Cameron and Schlumberger.

7.7           Shared Services; Transition Services; Supply Agreements.

(a)           Cameron shall make available certain services to the Venture Entities, and the Venture Entities shall make certain services available to Cameron pursuant to the Shared Services Agreements.

(b)           Schlumberger shall make available certain services to the Venture Entities pursuant to the Transition Services Agreements.

(c)           Cameron shall supply certain products to the Venture Entities pursuant to the Cameron Supply Agreements.

(d)           Schlumberger shall supply certain products to the Venture Entities pursuant to the Schlumberger Supply Agreements.

(e)           The Venture Entities shall supply certain products to Schlumberger pursuant to the Venture Supply Agreements.

7.8           [Reserved].

7.9           Form of Venture Entities.  US Venture Entity will take no action inconsistent with the classification of US Venture Entity as a partnership under Section 7701 of the Code. US Venture Entity will not create, and will cause its subsidiaries to refrain from creating, any entities owned, directly or indirectly, by US Venture Entity that would be classified under Section 7701 of the Code as other than branches or partnerships, unless such action is agreed to by both Venture Owners of US Venture Entity. Such prohibited actions shall include the making of an election under Section 7701 of the Code for an entity to be treated as a corporation for federal income tax purposes.

7.10         Venture Entity Contracts.

(a)           So long as Cameron or Schlumberger, as applicable, maintains a direct or indirect ownership interest in the Venture Entities, Cameron and Schlumberger and their respective Affiliates shall have the ability to contract with the Venture Entities or Affiliates of the Venture Entities, and the Venture Entities or such Affiliates shall fully consider in good faith any proposals to so contract, on an arms’ length basis, for access to all products and services of the Venture Entities, including services to support businesses of Cameron or Schlumberger.  After the Closing, Cameron, Schlumberger and the Venture Entities will enter into good faith negotiations to cause the Venture Entities to be a preferred provider (subject to customer requirements) of products and services in the Subsea Business for Cameron and Schlumberger; provided, that Cameron and Schlumberger shall be permitted to source such products and services from other vendors if the Venture Entities cannot meet Cameron’s or Schlumberger’s specifications or delivery requirements.  After the Closing, and pursuant to a separate agreement to be entered into at Closing, the Venture Entities shall continue to (a) provide products and services to Schlumberger and its Affiliates that are currently being provided by the Schlumberger Subsea Business and (b) provide products and services to Cameron and its Affiliates that are currently being provided by the Cameron Subsea Business, in each case on pricing that is consistent with the current transfer pricing for such products and services (which pricing will be reviewed by the parties on an annual basis).

(b)           So long as Cameron or Schlumberger, as applicable, maintains a direct or indirect ownership interest in the Venture Entities, the Venture Entities or Affiliates of the Venture Entities shall have the ability to contract with Cameron and Schlumberger and their respective Affiliates, and Cameron and Schlumberger and their respective Affiliates shall fully consider in good faith any proposals to so contract, on an arms’ length basis, for access to all products and services of Cameron and Schlumberger and their respective Affiliates.  After the Closing, Cameron, Schlumberger and the Venture Entities will enter into good faith negotiations to cause each of Cameron and Schlumberger to be a preferred provider (subject to customer requirements) of its products and services for the Venture Entities; provided, that the Venture Entities shall be permitted to source such products and services from other vendors if Cameron or Schlumberger and their respective Affiliates cannot meet the Venture Entities specifications or delivery requirements.

7.11          Venture Entity Distributions; Allocations; Section 754 Election.

(a)           Each Venture Entity shall, at the request of any Venture Owner (which request can only be made twice each calendar year), and after due review of the prior fiscal year and discussion by the Committee, make a distribution to its Venture Owners for the payment of Taxes and, in addition, each party can elect a distribution of the free cash flow of the prior fiscal year of the Venture Entities and their subsidiaries as reflected on the most recently prepared financial statements before the date of the determination of the amount of the distribution, subject to any legal restrictions.  To the extent the distribution of free cash flow will require the Venture Owners of any Venture Entity to make a cash capital contribution or a Venture Entity to separately finance through debt or equity the planned uses of cash (net of projected sources of cash) so reflected in the following six months, then the consent of both Cameron and Schlumberger will be required with respect to any such distribution. The business plan, forecast and cash flow projections shall be determined by fiscally prudent management practices in a capital intensive industry. None of the Venture Owners nor their respective Affiliates shall have liability to any Venture Owner, any Venture Entity or their respective Affiliates for the effect that a distribution has on the operations, financial results, financial condition or cash flow of any Venture Owner, Venture Entity or their respective Affiliates. All distributions to the Venture Owners under this Section 7.11 shall be made pro rata.

(b)           US Venture Entity shall elect the traditional method for allocating taxable income and loss under Section 704(c) of the Code.

(c)           US Venture Entity shall make an election under Section 754 of the Code to adjust the basis of its property in the manner provided in Sections 734(b) and 743(b) of the Code.

7.12         Veto Powers.  The parties hereby agree that neither Venture Owner Parent shall utilize its direct or indirect veto power to prevent the other Venture Owner Parent and its Affiliates from utilizing the Venture’s products and services in joint bids, subcontracts and similar contracts with the customers of the Venture and its Affiliates or of the Venture Owner Parent and its Affiliates; provided, that the Venture has determined that any such joint bid, subcontract or similar contract is in the commercial interests of the Venture.

7.13         Further Assurances.  Each of the parties agrees to use its reasonable best efforts to take, or cause to be taken by their respective Affiliates, all actions and to do, or cause to be done by their respective Affiliates, all things necessary, proper or advisable to, subject to Section 6.2 and 6.3: (a) obtain and, when appropriate, record as promptly as possible any consents, licenses, permits or other Governmental Approvals not obtained prior to Closing deemed necessary or beneficial in connection with the consummation of the transactions contemplated hereby and the operation of the Subsea Business after the Closing; (b) defend any lawsuits or other legal proceedings, whether judicial or administrative, calling into question this Agreement or the consummation of the transactions contemplated hereby; and (c) furnish to the other parties such documentation, information and assistance as reasonably may be requested in connection with the foregoing. The parties also agree from time to time to (1) execute, deliver and, when appropriate, record any such documents of transfer, conveyance and assignment in mutually agreeable form in addition to those referenced in Section 3.2 and (2) take such other actions as the parties shall agree are necessary or appropriate to accomplish the transactions contemplated hereby, including the grants of licenses. The parties expressly agree that any expenses incurred by a party in connection with this Section 7.13 shall be paid by the party incurring the expense and no reimbursement shall be sought from the requesting party.

7.14         Quarterly Financials.  The Venture Entities shall provide to Cameron and Schlumberger combined financial information at least quarterly.

7.15         Failure of Consent; Joint Contracts and Joint Permits.

(a)           Failure of Consent.  If there are prohibitions against, or conditions to, the conveyance of any of the Cameron Transferred Assets or Schlumberger Transferred Assets, or the assumption of any of the Cameron Transferred Liabilities or Schlumberger Transferred Liabilities, without the prior written consent of third parties, including Governmental Authorities, which if not satisfied would result in a material breach of such prohibitions or conditions or would give an outside party the right to terminate or limit any material right of a Venture Entity with respect to any such asset or liability (a “Restriction”), then, notwithstanding any provision contained in this Agreement to the contrary, the transfer of title to, or interest in, such Cameron Transferred Asset or Schlumberger Transferred Asset (a “Restricted Asset”) or the assumption of such Cameron Transferred Liability or Schlumberger Transferred Liability (a “Restricted Liability”) pursuant to this Agreement shall not become effective unless and until such Restriction is satisfied, waived or no longer applies. When and if such a Restriction is so satisfied, waived or no longer applies, to the extent permitted by Applicable Law and any applicable contractual provisions, the assignment of the Restricted Asset or the assumption of the Restricted Liability, as the case may be, subject thereto shall become effective automatically as of the Closing Date, without further action on the part of Cameron, Schlumberger or the applicable Venture Entity and without payment of further consideration. Each of Cameron, Schlumberger and the Venture Entities agrees to use its commercially reasonable efforts to obtain satisfaction of any Restriction on a timely basis post-Closing; provided, however, that, except as set forth in Section 7.15 of the Cameron Disclosure Letter or Section 7.15 of the Schlumberger Disclosure Letter, as applicable, neither Cameron nor Schlumberger shall be obligated to pay any amount as consideration therefor to, or make any financial accommodation in favor of, or commence litigation against, the third party from whom such consent is requested. To the extent that any Restricted Asset exists, Cameron or Schlumberger, as the case may be, agrees to use its commercially reasonable efforts (without infringing upon the legal rights of such third party or outside party or violating any Applicable Law) to provide the applicable Venture Entity with the equivalent asset or benefits thereof, or to contribute to the applicable Venture Entity equivalent economic value, at no additional cost to the applicable Venture Entity (other than the assumption of any related Restricted Liability), effective as of the Closing Date. To the extent a Restricted Liability exists, the applicable Venture Entity agrees (without infringing upon the legal rights of such third party or outside party or violating any Applicable Law) to bear the economic burden thereof, or to contribute to Cameron or Schlumberger, as the case may be, equivalent economic value, at no additional cost to Cameron or Schlumberger, as the case may be, effective as of the Closing Date. If a Restricted Asset consists of a Contract, each of Cameron and Schlumberger agrees (without infringing upon the legal rights of such third party or outside party or violating any Applicable Law) to exercise its rights under such Contract at the direction and/or for the benefit of the applicable Venture Entity.

(b)           Joint Contracts.  With respect to any contract, agreement, purchase order or other arrangement relating in part to the Cameron Subsea Business or the Schlumberger Subsea Business and in part to Non-Transferred Cameron Businesses or Non-Transferred Schlumberger Businesses (the “Joint Contracts”), which would otherwise be transferred hereby that Cameron, Schlumberger or their respective Affiliates are unable to modify prior to the Closing Date without materially affecting the economic value to Cameron, Schlumberger, the Venture Entities or one or more of their respective Affiliates so that the portion thereof pertaining to the Cameron Subsea Business or the Schlumberger Subsea Business was segregated, the transferring party, if permitted by the terms of the Joint Contract, shall continue such Joint Contract in effect until its stated expiration without regard to any available renewal options. The benefits and obligations under such Joint Contract to the extent relating to the Cameron Subsea Business or the Schlumberger Subsea Business, as applicable, shall be for the account of the applicable Venture Entity, and the remaining benefits and obligations shall be retained by the transferring entity. Each of Cameron, Schlumberger, the Venture Entities and their respective Affiliates that are parties to any Joint Contract shall perform its respective obligations thereunder so as not to create a default. Neither the transferring party nor the transferee party under a Joint Contract will be obligated to extend credit to the other party. Each party will indemnify, defend and hold harmless the other party from the consequences of any default by it (or its Affiliates) under any Joint Contract. Unless both parties desire to maintain the same Joint Contract, the parties shall cooperate with one another after the Closing to obtain separate contracts for the transferor or transferee on the most advantageous terms to each that may be available.

(c)           Joint Permits.  With respect to Governmental Approvals that relate in part to the Cameron Subsea Business or the Schlumberger Subsea Business and in part to the Non-Transferred Cameron Businesses or the Non-Transferred Schlumberger Businesses (the “Joint Permits”), (i) Cameron, Schlumberger or one of their respective Affiliates (as the case may be) shall, to the extent permitted by Applicable Law, continue to be the holder of all such Joint Permits for the joint benefit of both Cameron, Schlumberger or one of their respective Affiliates, on the one hand, and the relevant Venture Entity, on the other hand, for the earlier of a period of 180 days after the Closing Date or the date on which the relevant Venture Entity obtains a separate Governmental Approval covering the relevant operations of the Cameron Subsea Business or the Schlumberger Subsea Business; (ii) Cameron, Schlumberger, the Venture Entities and their respective Affiliates shall use commercially reasonable efforts to obtain, and shall reasonably cooperate in seeking, separate Governmental Approvals to be held by the relevant Venture Entity for any operations of the Cameron Subsea Business or the Schlumberger Subsea Business that are otherwise covered by any Joint Permits; and (iii) if any such separate Governmental Approval can not be obtained within such period or if obtaining any such separate Governmental Approval would be reasonably likely to have materially adverse consequences for Cameron, Schlumberger, the Venture Entities or any of their respective Affiliates, then the parties whose operations are covered by the relevant Joint Permit shall reasonably negotiate and enter into any additional agreements that may be necessary to permit such operations as conducted on the Closing Date that are the subject of such Joint Permit until such separate Governmental Approval can be reasonably obtained. With respect to any Governmental Approvals required for the operation of the Cameron Subsea Business or the Schlumberger Subsea Business on the Closing Date that are not Joint Permits and that Cameron, Schlumberger or one of their respective Affiliates (as the case may be) was not able to assign to a Venture Entity at the Closing or as to which a Venture Entity has not then obtained a reasonably suitable replacement Governmental Approval (each, a “Non-Transferred Permit”), Cameron, Schlumberger or one of their respective Affiliates shall, to the extent permitted by Applicable Law, continue to be the holder on a provisional basis of such Non-Transferred Permit for a period of 180 days after the Closing Date; provided, that the Venture Entity shall undertake commercially reasonable efforts to obtain a reasonably suitable replacement Government Approval as soon as practicable; provided further, that Cameron, Schlumberger and their respective Affiliates shall cooperate with the Venture Entities in obtaining such replacement Governmental Approvals. Each party shall comply with all terms and conditions of, and be responsible for, all obligations under all Joint Permits pertaining to its respective business or the portion of the Joint Facility that it operates, and the Venture Entities shall further comply with all terms and conditions of, and be responsible for, all obligations under any Non-Transferred Permit being held pursuant to the preceding sentence by Cameron, Schlumberger or one of their respective Affiliates on the behalf of any Venture Entity. Cameron, Schlumberger and their respective Affiliates, on the one hand, and the Venture Entities and their respective Affiliates, on the other hand, shall indemnify, defend and hold harmless the other party and its Affiliates from and against any violation of or liability under any Joint Permit resulting from the acts or omissions of such party or its Affiliates under such Joint Permit, and the Venture Entities shall further indemnify, defend and hold harmless Cameron, Schlumberger and their respective Affiliates from and against (1) any violation of or liability under any Non-Transferred Permit being held by Cameron, Schlumberger or one of their respective Affiliates on the behalf of any Venture Entity and (2) any liabilities, costs, expenses or obligations associated with the failure of any Venture Entity to obtain any  Governmental Approval to replace any Joint Permit or any Non-Transferred Permit or otherwise associated with the holding of any Joint Permit or Non-Transferred Permit on the Venture Entity’s behalf (including the need to increase or install equipment to avoid exceeding any permit limitations or the need to otherwise alter any permit conditions).  The parties shall cooperate in seeking any amendment to any Joint Permit reasonably requested by another party, provided the other party would not reasonably be expected to be adversely affected. The requesting party shall bear all reasonable costs incurred by it and the other party in such efforts.

7.16         Prohibited Payments.  In connection with transactions involving members of the Venture Group, none of the parties, their respective Affiliates, agents or members of the Venture Group will make any Prohibited Payment. The parties acknowledge that a Prohibited Payment does not include the payment, offer, or promise to pay or authorization of an offer, promise or payment that is a reasonable and bona fide expenditure, such as travel and lodging expenses, incurred by or on behalf of the Public Official and is directly related to the promotion, demonstration, or explanation of products or services, or to the execution or performance of a contract with a government or agency thereof. All payments to or on behalf of Public Officials must be recorded in the books and records of the relevant entity so that it properly reflects the transaction. Each party agrees that if it knows of any information indicating there may have been a Prohibited Payment or an otherwise unlawful payment in connection with any business transaction relating to the Venture, or breach of any representation in Sections 4.22 or 5.22 of this Agreement, the party will immediately provide any relevant information to the other party. Each Venture Entity will adopt, for its own benefit and the benefit of the other members of the Venture Group that it controls, compliance policies, procedures and controls pertaining to the FCPA, the UK Bribery Act and similar laws applicable to the Venture Group in other countries. The scope of the audit in Section 7.6 may, at a party’s request, include a review of the Venture Group’s compliance with such policies, procedures and controls. The respective businesses of the Venture Group shall keep books, records, and accounts pertaining to their respective businesses in reasonable detail, which accurately and fairly reflect the transactions and dispositions of the assets of their respective businesses. In connection with transactions involving members of the Venture Group, each party and their respective Affiliates, agents and members of the Venture Group will comply with all Applicable Laws relating to export control and trade sanctions, embargoes and money laundering.

7.17         Standstill.

(a)           Each Venture Owner Parent agrees that so long as it or one of its Affiliates continues to hold an ownership interest in any of the Venture Entities, unless it shall have been specifically invited in writing by the other Venture Owner Parent, neither it nor any of its Affiliates will in any manner, directly or indirectly: (i) acquire, offer to acquire (including from the stockholders of the other Venture Owner Parent), agree to acquire or make a proposal to acquire (including from the stockholders of the other Venture Owner Parent), by purchase or otherwise, any securities, or direct or indirect rights to acquire any securities, of the other Venture Owner Parent or any subsidiary of the other Venture Owner Parent or any successor to, or Person in control of, the other Venture Owner Parent, or any assets or property of the other Venture Owner Parent or any subsidiary or division of the other Venture Owner Parent or of any such successor or controlling Person; (ii) make or in any way participate in, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote, or seek to advise or influence any Person with respect to voting of, any voting securities of the other Venture Owner Parent or any of its subsidiaries; (iii) make any public announcement or statement with respect to, or solicit or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, reorganization, purchase of a material portion of the assets or properties of the other Venture Owner Parent or its subsidiaries or other similar extraordinary transaction involving the other Venture Owner Parent, its subsidiaries or any of their respective securities; (iv) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any securities of the other Venture Owner Parent or any of its subsidiaries or otherwise in connection with any of the foregoing; (v) otherwise act, alone or in concert with others to seek to control or influence the management, board of directors or policies of the other Venture Owner Parent or any of its subsidiaries; (vi) take any action challenging the validity or enforceability of this Section 7.17, or disclose any intention, plan or arrangement inconsistent with any of the foregoing; (vii) advise, assist, encourage or direct any Person to do, or to advise, assist, encourage or direct any other Person to do, any of the foregoing; (viii) take any action that could reasonably be expected to require the other Venture Owner Parent to make a public announcement or statement regarding the possibility of any of the events described in this paragraph; or (ix) request the other Venture Owner Parent or any of the representatives or agents of the other Venture Owner Parent, directly or indirectly, to amend or waive any provision of this Section 7.17; provided, that none of the foregoing shall prohibit either Venture Owner Parent from making confidential proposals to the board of directors or chief executive officer of the other Venture Owner Parent; provided, further, that (1) any such proposals shall be made in a manner that shall not require the public disclosure of such proposals by any Person and (2) any such proposals shall not be publicly disclosed by such Venture Owner Parent making such proposals.

(b)           Notwithstanding anything in this Agreement to the contrary, the restrictions contained in Section 7.17(a) shall cease to apply to a Venture Owner Parent from and after the first occurrence of any of the following: (i) the execution of a definitive agreement by the other Venture Owner Parent regarding a transaction that, if consummated, would constitute or lead to a Change of Control Event with respect to such other Venture Owner Parent; (ii) the public announcement by the other Venture Owner Parent of its intention to enter into a definitive agreement with a third party regarding a transaction that, if consummated, would constitute or lead to a Change of Control Event with respect to such other Venture Owner Parent; (iii) the Venture Owner Parent’s receipt of a Change of Control Notice from the other Venture Owner Parent in accordance with Section 11.1(a); (iv) the public announcement by a third party of (1) a bona fide proposal to effect a Change of Control Event with respect to the other Venture Owner Parent, or (2) its intent to commence a tender or exchange offer that, if consummated, would constitute such a Change of Control Event, or to commence a “solicitation” of “proxies” with respect to voting securities of the other Venture Owner Parent that, if successful, would constitute or lead to a Change of Control Event; (v) the sale or transfer by the Venture Owner Parent of all of its interests in the Venture to a third party (including the other Venture Owner Parent and/or its Affiliates); or (vi) the dissolution of the Venture.

(c)           Notwithstanding anything in this Agreement to the contrary, if a Venture Owner Parent shall make a bona fide confidential written proposal to the other Venture Owner Parent as contemplated by the first proviso contained in Section 7.17(a), the restrictions contained in Section 7.17(a) shall be suspended and shall not apply to actions taken with respect to the other Venture Owner Parent during the 12-month period commencing on the date that is 12 months following the date on which the first Venture Owner Parent delivered such confidential proposal to the other Venture Owner Parent, which period shall be extended if actions that would be restricted by Section 7.17(a) are publicly continuing at the end of such 12-month period until the acquisition attempt being pursued is either completed or abandoned.

(d)           Each Venture Owner Parent agrees that so long as the obligations under the foregoing provisions of this Section 7.17 apply to it, it will not enter into any agreement that would prohibit or restrict discussions with the other Venture Owner Parent regarding a Change of Control Event or the entering into a definitive agreement regarding a transaction that, if consummated, would constitute or lead to a Change of Control Event (other than any such restrictions or prohibitions contained in a definitive agreement regarding a transaction that, if consummated, would constitute or lead to a Change of Control Event).

7.18         Non-Solicit.  Each of Cameron and Schlumberger agrees that so long as it or one of its Affiliates continues to hold an ownership interest in any of the Venture Entities and for a period of 12 months thereafter, it will not, nor will it permit its Affiliates to, directly or indirectly, solicit for employment without the consent of the other Venture Owner Parent (which consent shall not be unreasonably withheld, conditioned or delayed) (a) any officer, skilled engineer or any other employee with the title of “Director” or “Vice President” or more senior of the Venture Entities, (b) any member of the Committee of the Venture Entities or (c) any officer, skilled engineer or any other employee with the title of “Director” or “Vice President” or more senior, in each case of the other Venture Owner Parent or its Affiliates.  Each Venture Owner Parent agrees to provide to the other Venture Owner Parent, upon the request of the other Venture Owner Parent (not to exceed two requests per calendar year), a list of its employees to which clause (c) of the immediately preceding sentence applies as of the date of such list.  Notwithstanding the foregoing, each Venture Owner Parent may, and may permit its respective Affiliates to, directly or indirectly, solicit for employment any officer or employee of the Venture Entities who was previously employed by such Venture Owner Parent or one of its Affiliates. The foregoing restrictions shall not preclude either Venture Owner Parent or their respective Affiliates from soliciting any person who (i) has had his or her employment terminated by the Venture Entities or the other Venture Owner Parent prior to commencement of employment discussions between a Venture Owner Parent and such officer or employee or (ii) responds to any general solicitation placed by such Venture Owner Parent (including, without limitation, any recruitment efforts conducted by any recruitment agency; provided that neither such Venture Owner Parent nor any of its Affiliates have directed such recruitment efforts at such person).

7.19           Staged Closings.  The parties agree to discuss whether the transactions contemplated hereby can be closed in stages, with certain jurisdictions closing in an “initial stage” and other jurisdictions closing after the “initial stage”.  In the event that the parties cannot mutually agree within 60 days after the date of this Agreement which jurisdictions will be included in the “initial stage” closing and which jurisdictions will be closed after the “initial stage” closing, the Outside Date will no longer be August 14, 2013 and will instead be November 14, 2013.  If the parties do mutually agree within 60 days after the date of this Agreement which jurisdictions will be included in the “initial stage” closing and which jurisdictions will be closed after the “initial stage” closing, the parties will implement any amendments to this Agreement or other changes as necessary or appropriate to effect such agreed staged closings.

ARTICLE 8.  LIABILITIES AND INDEMNIFICATION

8.1           Venture Entity Indemnification.

(a)           Except to the extent provided in Sections 8.2 and 8.3, each Venture Entity and its subsidiaries, jointly and severally, shall be responsible for and shall indemnify, defend and hold harmless the Cameron Indemnified Persons and the Schlumberger Indemnified Persons from and against and in respect of any Claim or Loss (other than any Claim or Loss relating to Taxes, for which indemnification provisions are set forth in Section 8.4) arising out of any breach or default in performance by the Venture Entities of any of the obligations that are to be performed or assumed by them under the Transaction Documents or pursuant to their Charter Documents and any and all Claims or Losses (other than any Claim or Loss relating to Taxes, for which indemnification provisions are set forth in Section 8.4), direct, indirect, consequential, punitive or exemplary, resulting from or connected with (i) any failure by a Venture Entity to duly pay, perform or discharge the Cameron Transferred Liabilities or the Schlumberger Transferred Liabilities, (ii) any payment by a Cameron Indemnified Person or a Schlumberger Indemnified Person as a guarantor or obligor of any obligation retained by Cameron or Schlumberger for and on behalf of a Venture Entity, including those Guarantees, bid and performance bonds, customs guarantees, surety bonds and letters of credit listed in Section 8.1 of the Cameron Disclosure Letter or the Schlumberger Disclosure Letter, (iii) any Venture Environmental Liability, or (iv) any other aspect of the Venture Entities’ ownership, use or operation of their respective assets and businesses.

(b)           Cameron or Schlumberger, as the case may be, shall give written notice to the applicable Venture Entity within 30 days of becoming aware of any matters that may give rise to a Claim for indemnification from a Venture Entity under this Agreement, and Cameron and Schlumberger shall cooperate with that Venture Entity in any investigation by that Venture Entity of such matters. Failure to so notify the Venture Entity shall not relieve the Venture Entity of any liability which the Venture Entity might have to Cameron Indemnified Persons or Schlumberger Indemnified Persons, except to the extent that such failure materially prejudices the Venture Entity’s position. This indemnification is in addition to the other indemnifications provided for in this Agreement or the Charter Documents of the Venture Entities.

8.2           Cameron Indemnification.

(a)           Cameron shall be responsible for, and shall indemnify and hold the Venture Entity Indemnified Persons and Schlumberger Indemnified Persons, as the case may be, harmless from and against, any Claim or Loss (other than any Claim or Loss relating to Taxes (other than Taxes that are Excluded Liabilities set forth in Section 2.4 of the Cameron Disclosure Letter), for which indemnification provisions are set forth in Section 8.4) arising out of:

(i)           any inaccuracy in any of the representations or breach of any of the warranties made in this Agreement or any other Transaction Document by Cameron or its Affiliates as of the date of this Agreement or as of the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case only at and as of such specified date); provided that in determining the scope of Cameron’s indemnification obligations under this Section 8.2(a)(i), any qualification as to materiality or Material Adverse Effect in the representations and warranties shall be disregarded (it being understood that such qualifications as to materiality or Material Adverse Effect shall apply only for the purposes of determining whether there has been a breach);

(ii)           any breach or default in performance of any of the covenants or obligations that are to be performed by Cameron or its Affiliates under this Agreement or any other Transaction Document;

(iii)           any Excluded Liability to the extent attributable or related to Cameron or its Affiliates or the Cameron Subsea Business or the Cameron Transferred Assets; or

(iv)           any Claims (including governmental actions for fines and penalties and any warranty or other customer claims) arising prior to, on or after the Closing, directly attributable to products designed or sold by Cameron or any of its Affiliates prior to the Closing Date and installed and operating prior to the Closing Date; provided, that Cameron shall not be obligated to indemnify any Person under this clause (iv) with respect to any Claim attributable to a product as to which a Venture Entity has provided parts or services on or after the Closing Date; and provided further, that the following limitations shall apply:

(A)           Cameron shall not be required to indemnify any Person, and shall not have any liability under this clause (iv), with respect to any warranty Claim unless (1) Losses attributable to such warranty Claim or series of related warranty Claims arising out of or attributable to the same underlying event or circumstances exceed $3,000,000 per event or series, and (2) the aggregate amount of all Losses (including, for purposes of this calculation, the $3,000,000 threshold referred to in subclause (1)) attributable or related to such warranty Claims exceeds the Applicable Deductible (taking into account all other Losses applied against such Applicable Deductible in accordance with this Agreement), and if such conditions are met Cameron’s liability shall be limited only to the amount of such excess;

(B)           Cameron shall not be required to indemnify any Person, and shall not have any liability under this clause (iv), with respect to any Claim (other than warranty Claims, which are covered in clause (A)) unless the aggregate amount of all Losses attributable or related to such Claims exceeds the Applicable Deductible (taking into account all other Losses applied against such Applicable Deductible in accordance with this Agreement), and if such condition is met Cameron’s liability shall be limited only to the amount of such excess.

(b)           Schlumberger or the applicable Venture Entity, as the case may be, shall give written notice to Cameron within 30 days of becoming aware of any matters that may give rise to a claim for indemnification from Cameron under this Section 8.2, and Schlumberger and the applicable Venture Entity shall cooperate with Cameron in any investigation by Cameron of such matters. Failure to so notify Cameron shall not relieve Cameron of any liability which Cameron might have to the Schlumberger Indemnified Persons or the Venture Entity Indemnified Persons, except to the extent that such failure materially prejudices Cameron’s position. With respect to any matter for which Cameron is required to indemnify and defend the Schlumberger Indemnified Persons or the Venture Entity Indemnified Persons pursuant to the terms of this Agreement relating to any Environmental Liability, including any requirement to conduct or fund any investigation, abatement, monitoring, removal, remediation, response, cleanup or corrective action (“Remedial Action”) under any Environmental, Health and Safety Requirement, (i) Cameron shall have the right to control the scope, design and other decisions relating to, and may elect to conduct, any such Remedial Action; provided that such Remedial Action shall be conducted in a reasonably expeditious manner and in a manner that does not unreasonably interfere with the operations of the Venture Entity at the relevant property; (ii) in no case shall Cameron be required to indemnify any Schlumberger Indemnified Persons or Venture Entity Indemnified Persons for any Environmental Liability or conduct or fund any Remedial Action (A) except to the extent any Losses associated with any such Environmental Liability are necessary to comply with applicable Environmental, Health and Safety Requirements and, in the case of a Remedial Action, except to the extent any such Remedial Action is necessary to comply with minimum applicable cleanup standards (including risk assessment or risk reduction principles or programs or institutional controls, provided such principles, programs, or controls are authorized by applicable Environmental, Health and Safety Requirements and are acceptable to the applicable Governmental Authority) and (B) to the extent Losses associated with any such Environmental Liability or to the extent any Remedial Action arises from a change in use or cessation of operations at the relevant property after the Closing Date or arises from any investigation or sampling conducted after the Closing Date that was not required by applicable Environmental Health and Safety Requirements; and (iii) the party that conducts any such Remedial Action shall provide the other parties with (A) a reasonable opportunity to review and comment on any draft reports or plans prior to the submission of such documents to any Governmental Authority and (B) copies of all reports and plans submitted to any Governmental Authority and with any other information reasonably requested by such other parties with respect to such Remedial Actions; provided that, Cameron shall control all final decisions with respect to such reports or plans. Schlumberger and the Venture Entities shall use commercially reasonable efforts to cooperate with Cameron in addressing any Environmental Liability, including with respect to the implementation and performance of any Remedial Action undertaken by Cameron pursuant to this provision, and shall take commercially reasonable efforts to avoid or mitigate any Losses or potential Losses of Schlumberger and the Venture Entities that could result from such Environmental Liability or Remedial Action.

(c)           This indemnification is in addition to the other indemnifications provided for in this Agreement or the Charter Documents of the Venture Entities.

8.3           Schlumberger Indemnification.

(a)           Schlumberger shall be responsible for, and shall indemnify and hold the Venture Entity Indemnified Persons and the Cameron Indemnified Persons, as the case may be, harmless from and against, any Claim or Loss (other than any Claim or Loss relating to Taxes (other than Taxes that are Excluded Liabilities set forth in Section 2.4 of the Schlumberger Disclosure Letter), for which indemnification provisions are set forth in Section 8.4) arising out of:

(i)           any inaccuracy in any of the representations or breach of any of the warranties made in this Agreement or any other Transaction Document by Schlumberger or its Affiliates as of the date of this Agreement or as of the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case only at and as of such specified date); provided that in determining the scope of Schlumberger’s indemnification obligations under this Section 8.3(a)(i), any qualification as to materiality or Material Adverse Effect in the representations and warranties shall be disregarded (it being understood that such qualifications as to materiality or Material Adverse Effect shall apply only for the purposes of determining whether there has been a breach);

(ii)           any breach or default in performance of any of the covenants or obligations that are to be performed by Schlumberger or its Affiliates under this Agreement or any other Transaction Document;

(iii)           any Excluded Liability to the extent attributable or related to Schlumberger or its Affiliates or the Schlumberger Subsea Business or the Schlumberger Transferred Assets; or

(iv)           any Claims (including governmental actions for fines and penalties and any warranty or other customer claims) arising prior to, on or after the Closing, directly attributable to products designed or sold by Schlumberger or any of its Affiliates prior to the Closing Date and installed and operating prior to the Closing Date; provided, that Schlumberger shall not be obligated to indemnify any Person under this clause (iv) with respect to any Claim attributable to a product as to which a Venture Entity has provided parts or services on or after the Closing Date; and provided further, that the following limitations shall apply:

(A)           Schlumberger shall not be required to indemnify any Person, and shall not have any liability under this clause (iv), with respect to any warranty Claim unless (1) Losses attributable to such warranty Claim or series of related warranty Claims arising out of or attributable to the same underlying event or circumstances exceed $3,000,000 per event or series, and (2) the aggregate amount of all Losses (including, for purposes of this calculation, the $3,000,000 threshold referred to in subclause (1)) attributable or related to such warranty Claims exceeds the Applicable Deductible (taking into account all other Losses applied against such Applicable Deductible in accordance with this Agreement), and if such conditions are met Schlumberger’s liability shall be limited only to the amount of such excess;

(B)           Schlumberger shall not be required to indemnify any Person, and shall not have any liability under this clause (iv), with respect to any Claim (other than warranty Claims, which are covered in clause (A)) unless the aggregate amount of all Losses attributable or related to such Claims exceeds the Applicable Deductible (taking into account all other Losses applied against such Applicable Deductible in accordance with this Agreement), and if such condition is met Schlumberger’s liability shall be limited only to the amount of such excess.

(b)           Cameron or the applicable Venture Entity, as the case may be, shall give written notice to Schlumberger within 30 days of becoming aware of any matters that may give rise to a claim for indemnification from Schlumberger under this Section 8.3, and Cameron and the applicable Venture Entity shall cooperate with Schlumberger in any investigation by Schlumberger of such matters. Failure to so notify Schlumberger shall not relieve Schlumberger of any liability which Schlumberger might have to the Cameron Indemnified Persons or the Venture Entity Indemnified Persons, except to the extent that such failure materially prejudices Schlumberger’s position. With respect to any matter for which Schlumberger is required to indemnify and defend the Cameron Indemnified Persons or the Venture Entity Indemnified Persons pursuant to the terms of this Agreement relating to any Remedial Action under any Environmental, Health and Safety Requirement, (i) Schlumberger shall have the right to control the scope, design and other decisions relating to, and may elect to conduct, any such Remedial Action; provided that such Remedial Action shall be conducted in a reasonably expeditious manner and in a manner that does not unreasonably interfere with the operations of the Venture Entity at the relevant property; (ii) in no case shall Schlumberger be required to indemnify any Cameron Indemnified Persons or Venture Entity Indemnified Persons for any Environmental Liability  or conduct or fund any Remedial Action (A) except to the extent any Losses associated with any such Environmental Liability are necessary to comply with applicable Environmental, Health and Safety Requirements and, in the case of a Remedial Action, except to the extent any such Remedial Action is necessary to comply with minimum applicable cleanup standards (including risk assessment or risk reduction principles or programs or institutional controls, provided such principles, programs, or controls are authorized by applicable Environmental, Health and Safety Requirements and are acceptable to the applicable Governmental Authority) and (B) to the extent Losses associated with any such Environmental Liability or to the extent any Remedial Action arises from a change in use or cessation of operations at the relevant property after the Closing Date or arises from any investigation or sampling conducted after the Closing Date that was not required by applicable Environmental Health and Safety Requirements; and (iii) the party that conducts any such Remedial Action shall provide the other parties with (A) a reasonable opportunity to review and comment on any draft reports or plans prior to the submission of such documents to any Governmental Authority and (B) copies of all reports and plans submitted to any Governmental Authority and with any other information reasonably requested by such other parties with respect to such Remedial Actions; provided that, Schlumberger shall control all final decisions with respect to such reports or plans. Cameron and the Venture Entities shall use commercially reasonable efforts to cooperate with Schlumberger in addressing any Environmental Liability, including with respect to the implementation and performance of any Remedial Action undertaken by Schlumberger pursuant to this provision, and shall take commercially reasonable efforts to avoid or mitigate any Losses or potential Losses of Cameron and the Venture Entities that could result from such Environmental Liability or Remedial Action.

(c)           This indemnification is in addition to the other indemnifications provided for in this Agreement or the Charter Documents of the Venture Entities.

8.4           Tax Indemnity.

(a)           Schlumberger Tax Indemnity. Schlumberger shall be responsible for, and shall indemnify and hold the Venture Entity Indemnified Persons and the Cameron Indemnified Persons, as the case may be, harmless from and against (without duplication)  (i) income Taxes arising from or relating to the Schlumberger Subsea Business for any period or portion thereof ending on or before the Closing Date, (ii) Specified Tax Losses of the Schlumberger Subsea Business for any period or portion thereof ending on or before the Closing Date that are actually assessed by a Governmental Authority, (iii) interest, penalties or other additions to Tax of any kind imposed with respect to Specified Tax Losses described in the previous clause, (iv) Taxes (other than Transfer Taxes or VAT for which indemnification is provided in Section 8.4(c)(ii)) arising from or relating to the transfer of the Schlumberger Transferred Assets to the Venture Entities, (v) Taxes arising from or relating to any internal reorganization steps reflected in Schlumberger’s Pre-Closing Reorganization Plan, regardless of when such steps occur or when such Tax is imposed, (vi) Taxes arising from or relating to the failure by Schlumberger or its Affiliates to perform or comply with any covenant in this Agreement relating to Taxes, (vii) Taxes arising out of any breach of the representations made in Section 4.20 and (viii) all liability for Taxes of Schlumberger or any other entity that is or has been a member of an affiliated, unitary or combined group with any of the Schlumberger Transferred Subsidiaries; provided, however, that, except as provided in clause (v) above, Schlumberger shall not be responsible for any Taxes of the Schlumberger Transferred Subsidiaries for any taxable periods or portions thereof beginning after the Closing Date; and provided further, that Schlumberger shall not be responsible under this Section 8.4(a) for any Taxes (x) to the extent taken into account in calculating Schlumberger Net Working Capital or (y) that are Excluded Liabilities set forth in Section 2.4 of the Schlumberger Disclosure Letter and for which indemnification is provided in Section 8.3.

(b)           Cameron Tax Indemnity. Cameron shall be responsible for, and shall indemnify and hold the Venture Entity Indemnified Persons and Schlumberger Indemnified Persons, as the case may be, harmless from and against (without duplication) (i) income Taxes arising from or relating to the Cameron Subsea Business for any period or portion thereof ending on or before the Closing Date, (ii) Specified Tax Losses of the Cameron Subsea Business for any period or portion thereof ending on or before the Closing Date that are actually assessed by a Governmental Authority, (iii) interest, penalties or other additions to Tax of any kind imposed with respect to Specified Tax Losses described in the previous clause, (iv) Taxes (other than Transfer Taxes or VAT for which indemnification is provided in Section 8.4(c)(ii)) arising from or relating to the transfer of the Cameron Transferred Assets to the Venture Entities, (v) Taxes arising from or relating to any internal reorganization steps reflected in Cameron’s Pre-Closing Reorganization Plan, regardless of when such steps occur or when such Tax is imposed, (vi) Taxes arising from or relating to the failure by the Cameron or its Affiliates to perform or comply with any covenant in this Agreement relating to Taxes, (vii) Taxes arising out of any breach of the representations made in Section 5.20 and (viii) all liability for Taxes of Cameron or any other entity that is or has been a member of an affiliated, unitary or combined group with any of the Cameron Transferred Subsidiaries; provided, however, that, except as provided in clause (v) above, Cameron shall not be responsible for any Taxes of the Cameron Transferred Subsidiaries for any taxable periods or portions thereof beginning after the Closing Date; and provided further, that Cameron shall not be responsible under this Section 8.4(b) for any Taxes (x) to the extent taken into account in calculating Cameron Net Working Capital or (y) that are Excluded Liabilities set forth in Section 2.4 of the Cameron Disclosure Letter and for which indemnification is provided in Section 8.2.

(c)           Venture Entity Tax Indemnity. Each Venture Entity and its subsidiaries, jointly and severally, shall be responsible for and shall indemnify, defend and hold harmless the Cameron Indemnified Persons and the Schlumberger Indemnified Persons from and against and in respect of (i) all Taxes imposed on it, its subsidiaries and joint ventures, or attributable to the ownership, use or operation of its assets or the assets of its subsidiaries and joint ventures (other than Taxes that arise as a result of income allocated to a Cameron Indemnified Person or a Schlumberger Indemnified Person by a Venture Entity that is “pass through” for Tax purposes), and for which neither Schlumberger nor Cameron is liable under Section 8.4(a) and Section 8.4(b) and (ii) any Transfer Taxes or VAT for which the Venture Entities are liable under Section 7.3.

(d)           Proration of Certain Taxes. For purposes of this Section 8.4, any Taxes that are payable with respect to a tax period that includes (but does not end on) the Closing Date shall be allocated to either the pre-Closing or post-Closing portion of such period based on an interim closing of the books as of the end of the Closing Date, except for ad valorem, property or similar Taxes, which shall be allocated such that the amount of such Tax allocable to the period ending on the Closing Date shall be the total amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the partial period through and including the Closing Date, and the denominator of which is the total number of days in such period.

(e)           Tax Cooperation. Unless Schlumberger and Cameron otherwise agree, Schlumberger, Cameron and their respective Affiliates shall cooperate as set forth below with respect to Tax matters for time periods ending on or before the Closing Date.

(i)           Tax Cooperation in General. Schlumberger, Cameron and the Venture Entities shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant (in the sole opinion of the requesting party) to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(ii)           Retention of Books and Records. Each party shall retain all books and records with respect to Tax matters pertinent to the other party until the expiration of the applicable statute of limitations (and, to the extent notified by the other party, any extensions thereof), shall give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, at such time, if the other party so requests, shall allow the other party to take possession of such books and records.

(iii)           Refunds. Schlumberger shall be entitled to all refunds of Taxes (whether received by payment, credit, offset or otherwise) for which Schlumberger is liable under Section 8.4(a), and Cameron shall be entitled to all refunds of Taxes (whether received by payment, credit, offset or otherwise) that are set forth in Section 2.3 of the Cameron Disclosure Letter or for which Cameron is liable under Section 8.4(b). In the case of Taxes imposed by any Governmental Authority in Angola or Nigeria, Non-U.S. Venture Entity shall be entitled to use any refund of Taxes attributable to a taxable period or portion thereof that begins after the Closing Date before Non-U.S. Venture Entity is required to use any refund of Taxes attributable to a taxable period or portion thereof ending on or before the Closing Date. Notwithstanding the foregoing, to the extent that any refund of Taxes is with respect to a period ending on or before the Closing Date, but arises as a result of a carry-back of a tax credit, net operating loss, or other tax attribute arising in a taxable period or a portion thereof which begins after the Closing Date, any such refund of Taxes shall belong to the Venture Entities. Each party shall use its commercially reasonable efforts to obtain any refund of Taxes to which any other party may be entitled pursuant to this Agreement and, upon receipt of any such refund, shall promptly transmit such amount to the party entitled thereto.

(iv)           Tax Certificates. Each party shall use its commercially reasonable efforts to obtain, when requested by another party, any certificate or other document from any Governmental Authority.

(v)           Cooperation Costs. The parties agree that any expenses incurred by a party in connection with the cooperation described in this Section 8.4(e) shall be the responsibility of the party incurring the cost and no reimbursement shall be sought from the requesting party.

(f)           Tax Reporting. Each of the Venture Entities shall prepare all Tax returns therefor. Each Venture Entity shall provide to Schlumberger and Cameron or a designated Affiliate, in a timely manner, all such financial information as will enable Schlumberger and Cameron and their respective Affiliates (i) to make all calculations of Taxes or Tax credits that are incident to their ownership of the Venture Entities and (ii) to comply with all applicable reporting requirements of any Governmental Authority with jurisdiction over Schlumberger and Cameron or any of their respective Affiliates.

8.5           Partner Cross-Indemnities; Venture Entity Cross-Indemnities.

(a)           In the event that the Venture Entities are unable to fulfill their indemnity obligations under Section 8.1 with respect to a Loss of any of the Cameron Indemnified Persons properly brought under Section 8.1, Schlumberger shall and hereby agrees to indemnify and hold harmless such Cameron Indemnified Person for 40% of the unsatisfied Loss.

(b)           In the event that the Venture Entities are unable to fulfill their indemnity obligations under Section 8.1 with respect to a Loss of any of the Schlumberger Indemnified Persons properly brought under Section 8.1, Cameron shall and hereby agrees to indemnify and hold harmless such Schlumberger Indemnified Person for 60% of the unsatisfied Loss.

(c)           In the event a payment is made by a Venture Entity pursuant to a joint and several indemnification obligation of the Venture Entities provided for in this Agreement or any other Transaction Document or pursuant to a cross-default or cross-guarantee provision of any Venture Entity credit agreement or similar agreement, each other Venture Entity shall contribute to such paying Venture Entity the amount of such payment that arose out of, resulted from or was otherwise connected to (i) any action or inaction of such other Venture Entity or its subsidiaries, (ii) the portion of the Cameron Subsea Business or the Schlumberger Subsea Business held by such other Venture Entity, including the transfer of such business to the Venture Entities or (iii) any other aspect of such other Venture Entity’s ownership, use or operation of its or its subsidiaries’ assets and business.

8.6           Settlement of Indemnities.

(a)           Limitations.  Losses under Section 8.2(a)(i) or 8.3(a)(i) or Specified Tax Losses under Sections 8.4(a)(ii) or 8.4(b)(ii) that do not exceed the Applicable Deductible (when considered together with all other Losses and Specified Tax Losses applied against the Applicable Deductible with respect to such party in accordance with this Agreement), whether incurred as a result of a single incident or a series of related incidents, shall not be subject to an indemnification obligation except to the extent provided in the immediately following sentence. If a Loss or series of related Losses under Section 8.2(a)(i) or 8.3(a)(i) or Specified Tax Losses under Sections 8.4(a)(ii) or 8.4(b)(ii) (when considered together with all other Losses and Specified Tax Losses applied against the Applicable Deductible with respect to such party in accordance with this Agreement) exceeds the Applicable Deductible, then only the amount of such Loss or Specified Tax Loss in excess of the Applicable Deductible shall be subject to indemnification obligations hereunder.  Except for breaches of the Fundamental Representations, Cameron’s indemnification obligations under Section 8.2(a)(i) and Schlumberger’s indemnification obligations under Section 8.3(a)(i) shall not, in either case, exceed $500 million in the aggregate; provided, that if a Loss is subject to indemnification under both (x) Section 8.2(a)(iii) or 8.3(a)(iii) and (y) Section 8.2(a)(i) or 8.3(a)(i), then the foregoing limitation shall not apply.  In addition, (1) no indemnification obligation shall exist under Section 8.2(a)(i) and Section 8.3(a)(i) for any Loss that is not asserted prior to the second anniversary of the Closing Date, (2) claims for indemnification under Section 8.2(a)(ii) and Section 8.3(a)(ii) may only be made for as long as the underlying covenant or obligation exists and for a period of three years thereafter, (3) the indemnification contained in Section 8.2(a)(iii) and Section 8.3(a)(iii) shall survive forever, (4) no indemnification obligation shall exist under Section 8.2(a)(iv) and Section 8.3(a)(iv) for any Loss that is not asserted prior to the third anniversary of the Closing Date and (5) the indemnification for Taxes contained in Section 8.4(a), Section 8.4(b) and Section 8.4(c) shall survive until the expiration of the applicable statutes of limitations (including all periods of extension and tolling) plus 90 days.

(b)           Third-Party Claims.  If any Claim or assertion of liability is made or asserted by a third party against the Indemnified Party in respect of which indemnification has been provided for hereunder, the Indemnified Party shall, with reasonable promptness, but not later than 30 days following such assertion, give to the Indemnifying Party written notice of such claim or assertion of liability and request the Indemnifying Party to defend same. Failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability which the Indemnifying Party might have to the Indemnified Party, except to the extent that such failure materially prejudices the Indemnifying Party’s position. The Indemnifying Party shall have the right to defend against such liability or assertion, in which event, the Indemnifying Party shall give written notice to the Indemnified Party of acceptance of the defense of such Claim and the identity of counsel selected by the Indemnifying Party. Except as set forth below, such notice to the Indemnified Party shall give the Indemnifying Party full authority to defend, adjust, compromise or settle, without any cost or expense to the Indemnified Party, such action, suit, proceeding or demand of which such notice shall have been given in the name of the Indemnified Party or otherwise as the Indemnifying Party shall elect. The Indemnifying Party shall consult with the Indemnified Party prior to any such compromise or settlement, and the Indemnified Party shall have the right to refuse such compromise or settlement and, at its cost, to take over such defense if the proposed compromise or settlement would impose any obligation or burden on the Indemnified Party other than the payment of cash for which the Indemnifying Party agrees to be completely responsible; provided, however, that in such event, the Indemnifying Party shall not be responsible for, nor shall it be obligated to indemnify the Indemnified Party against, any cost and liability in excess of such compromise or settlement. With respect to any defense accepted by the Indemnifying Party, the Indemnified Party shall be entitled to participate with the Indemnifying Party in such defense and also shall be entitled to employ separate counsel for such defense at its expense. In the event the Indemnifying Party does not accept the defense of any indemnified Claim as provided above, the Indemnified Party shall have the right to employ counsel for such defense at the expense of the Indemnifying Party, and to, in good faith with due regard to the interests of the Indemnifying Party, control all decisions regarding the handling of the defense without the consent of the Indemnifying Party, but shall not have the right to compromise or settle any such action or consent to the entry of any judgment with respect to such action without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such settlement, compromise or consent includes an unconditional release of the Indemnifying Party from all liability and obligations arising out of such action. Cameron and Schlumberger agree to cooperate with the other party or a Venture Entity, as the case may be, in the defense of any actions brought by third parties, and the relevant records of each party shall be available to the other parties with respect to any such defense. None of Cameron, Schlumberger or any Venture Entity will provide assistance to the party asserting the Claim unless such assistance is required by Applicable Law.

(c)           Each of the parties and each Venture Entity shall have a duty to take reasonable steps to mitigate its Losses to the fullest extent possible, including diligently pursuing any possible indemnification, counterclaim or other action against third parties under any Contract or other obligation relating to the cause or effect of the Loss; provided, however, that no Indemnified Party shall have any duty to make any claim under its own insurance coverage for an indemnification obligation of an Indemnifying Party. Furthermore, each Indemnifying Party shall waive any rights of subrogation that its insurance company may have to make any claims under any insurance coverage of an Indemnifying Party against an Indemnified Party to the extent of any indemnification obligations hereunder. If an Indemnifying Party makes a payment hereunder, that party shall be subrogated to the rights of the payee against any applicable third-party indemnitor or other third party (other than an insurance carrier) from which recovery of payment may be possible. Additionally, to the extent that an Indemnified Party collects some or all of a Loss from an insurance carrier, third-party indemnitor or any other third party instead of seeking indemnity from an Indemnifying Party hereunder, such insurance carrier, third-party indemnitor or other third party shall have no rights hereunder to seek reimbursement from the otherwise Indemnifying Party. To the extent the total Loss is reduced due to the receipt of an offsetting payment from a third party under an indemnification obligation, a counterclaim against that third party or otherwise, the parties shall share that payment pro rata based on their Percentage Interests. For example, if a Loss of $100,000 is incurred that would otherwise be the liability of Cameron ($60,000) and Schlumberger ($40,000) and Cameron receives the entire $100,000 from a third party based on a previous indemnity, Cameron would be obligated to apply $40,000 of that payment to Schlumberger’s portion of the Loss.

(d)           The parties agree that no payment of funds in settlement of any indemnification obligations provided for in this Agreement or any other Transaction Document shall affect the agreed-upon Percentage Interests.

8.7           Waiver of Consequential Damages.  Except as provided in Section 8.1, Section 8.2(a)(iv) or Section 8.3(a)(iv), no party or Venture Entity shall be required to indemnify or pay the amount of any Loss to any other party or Venture Entity in connection with this Agreement arising from indirect, consequential, special, exemplary or punitive damages, except for indirect, consequential, special, exemplary or punitive damages actually paid to any third party by the Indemnified Party seeking indemnification hereunder.

8.8           Exclusive Remedy; Negligence of Indemnified Parties.  The indemnification obligations of the parties under this Article 8 shall be the exclusive remedy for any claim by any party against any other party based on the transactions contemplated by this Agreement, and shall be effective regardless of by whom asserted, and regardless of whether any Claim or Loss results solely or in part from the active, passive or concurrent negligence (but not gross negligence) of any of the parties to be indemnified; provided, however, and notwithstanding anything to the contrary set forth in this Agreement, that this Section 8.8 shall not apply to liability for fraud or willful breach (it being understood that, for purposes of this Agreement, “willful breach” shall mean a material breach that is the consequence of an omission by, or act undertaken by or caused by, the breaching party with the knowledge that the omission or taking or causing of such act would cause a breach of this Agreement).

ARTICLE 9.  INTELLECTUAL PROPERTY

9.1           Cameron Assignment.

(a)           Subject to the specific mechanics described in the Pre-Closing Reorganization Plans adopted by each party in accordance with Section 6.9, Cameron shall assign or cause to be assigned to US Venture Entity in accordance with Article 2 all right, title and interest in and to the Cameron Transferred IP in the U.S. (other than Transferred IP owned by Cameron Transferred Subsidiaries).

(b)           Cameron shall assign or cause to be assigned to Non-U.S. Venture Entity in accordance with Article 2 all right, title and interest in and to the Cameron Transferred IP outside the U.S. (other than Transferred IP that is (i) transferred to US Venture Entity pursuant to Section 2.1(b)(i) or (ii) owned by Cameron Transferred Subsidiaries).

9.2           Schlumberger/Schlumberger US/Schlumberger BV Assignment.

(a)           Schlumberger US shall assign or cause to be assigned to US Venture Entity in accordance with Article 2 all right, title and interest in and to the Schlumberger Transferred IP in the U.S. (other than Transferred IP owned by Schlumberger Transferred Subsidiaries).

(b)           Schlumberger BV shall assign or cause to be assigned to Non-U.S. Venture Entity in accordance with Article 2 all right, title and interest in and to the Schlumberger Transferred IP outside the U.S. (other than Transferred IP that is (i) transferred to U.S. Venture Entity pursuant to Section 2.1(b)(i) or (ii) owned by Schlumberger Transferred Subsidiaries).

9.3           Grant-Back License to Cameron.

(a)           US Venture Entity shall grant or cause to be granted to Cameron and its Affiliates a perpetual, non-exclusive, irrevocable, transferable (without the right to sublicense), royalty-free license to the Cameron Transferred IP contributed pursuant to Section 2.1(b)(i) above (including the right to create copyright derivative works).

(b)           Non-U.S. Venture Entity shall grant or cause to be granted to Cameron and its Affiliates a perpetual, non-exclusive, irrevocable, transferable (without the right to sublicense), royalty-free license to the Cameron Transferred IP contributed pursuant to Section 2.1(c)(i) above (including the right to create copyright derivative works).

9.4           Grant-Back License to Schlumberger.

(a)           US Venture Entity shall grant or cause to be granted to Schlumberger US and its Affiliates a perpetual, non-exclusive, irrevocable, transferable (without the right to sublicense), royalty-free license to the Schlumberger Transferred IP contributed pursuant to Section 2.1(b)(ii) above (including the right to create copyright derivative works.

(b)           Non-U.S. Venture Entity shall grant or cause to be granted to Schlumberger BV and its Affiliates a perpetual, non-exclusive, irrevocable, transferable (without the right to sublicense) royalty-free license to the Schlumberger Transferred IP contributed pursuant to Section 2.1(c)(ii) above (including the right to create copyright derivative works).

9.5           License of Future Developments.

(a)           US Venture Entity shall grant to each of Cameron and Schlumberger US, and their designated Affiliates, a perpetual, irrevocable, non-transferable and non-sublicensable to third-parties (except as provided in Section 9.8 and Section 9.9), royalty-free, non-exclusive license to any Future Development while Cameron or Schlumberger US or their respective Affiliates, as appropriate, has an ownership interest, whether direct or indirect, in the US Venture Entity. Any license granted pursuant to this Section 9.5(a) to a contributing party shall not include any license, express or otherwise, to the Retained IP or the Transferred IP transferred by the other party. Accordingly, Cameron and Schlumberger US recognize that if they need the Retained IP of the other party or the Transferred IP contributed by the other party in order to utilize the Future Development, they would have to obtain a license to that Retained or Transferred IP.

(b)           Non-U.S. Venture Entity shall grant to each of Cameron and Schlumberger BV, and their designated Affiliates, a perpetual, irrevocable, non-transferable and non-sublicensable to third-parties (except as provided in Section 9.8 and Section 9.9), royalty-free, non-exclusive license to any Future Development while Cameron or Schlumberger BV or their respective Affiliates, as appropriate, has an ownership interest, whether direct or indirect, in Non-U.S. Venture Entity. Any license granted pursuant to this Section 9.5(b) to a contributing party shall not include any license, express or otherwise, to the Retained IP or Transferred IP transferred by the other party. Accordingly, Cameron and Schlumberger BV recognize that if they need the Retained IP of the other party or the Transferred IP contributed by the other party in order to utilize the Future Development, they would have to obtain a license to that Retained or Transferred IP.

9.6           License of Cameron Retained IP.

(a)           Cameron shall grant or cause to be granted to Non-U.S. Venture Entity, a non-exclusive, irrevocable, non-transferable (with the right to sublicense to non-U.S. Affiliates), royalty-free license to make, have made, sell, offer for sale, and use (including the right to create copyright derivative works), within the Subsea Business outside the U.S., the Cameron Retained IP.

(b)           Cameron shall grant or cause to be granted to US Venture Entity a non-exclusive, irrevocable, non-transferable (with the right to sublicense to U.S. Affiliates), royalty-free license to make, have made, sell, offer for sale, and use (including the right to create copyright derivative works), within the Subsea Business in the U.S., the Cameron Retained IP.

9.7           License of Schlumberger Retained IP.

(a)           Schlumberger BV shall grant or cause to be granted to Non-U.S. Venture Entity a non-exclusive, irrevocable, non-transferable (with the right to sublicense to non-U.S. Affiliates), royalty-free license to make, have made, sell, offer for sale, and use (including the right to create copyright derivative works), within the Subsea Business outside the U.S., the Schlumberger Retained IP.

(b)           Schlumberger US shall grant or cause to be granted to US Venture Entity a non-exclusive, irrevocable, non-transferable (with the right to sublicense to U.S. Affiliates), royalty-free license to make, have made, sell, offer for sale, and use (including the right to create copyright derivative works), within the Subsea Business in the U.S., the Schlumberger Retained IP.

9.8           Transferability of Future Developments (Sale of Business). Rights to Future Developments licensed to Cameron or Schlumberger or its respective Affiliates under Section 9.5 above may be sublicensed to an unaffiliated third party by the licensee if that Future Development is used outside the scope of the Subsea Business in good faith as part of an ongoing business that the licensee otherwise is selling to such third party.

9.9           Transferability of Future Developments (Joint Ventures). Rights to Future Developments licensed to Cameron or Schlumberger or its respective Affiliates under Section 9.5 above may be sublicensed by the licensee to a business entity developing or using the technology in a commercial business outside the scope of the Subsea Business and in which the licensee/sublicensor has a controlling interest or greater than 40% economic interest.

9.10         Reservation of Intellectual Property. All Intellectual Property of each party that is not expressly assigned or licensed in this Agreement is reserved and retained by such party. Except as expressly provided in this Agreement, as of the Closing Date, no other assignments or licenses of Intellectual Property are granted whatsoever, whether expressly or by implication or by estoppel, by any party.  All Intellectual Property in any development, improvement or findings made after the Closing Date to the Transferred IP, the Retained IP, or the Future Developments (collectively the “Independent IP”) by Cameron, Schlumberger or their Affiliates while pursuing activities outside of the Subsea Business shall be owned by Cameron, Schlumberger or their Affiliates as appropriate. Unless expressly stated in duly executed writings, no assignment or licenses on this Independent IP shall be granted to the Venture Entities.

9.11         Abandonment of Transferred IP. Before a Venture Entity abandons Transferred IP assigned to it pursuant to Sections 9.1 or 9.2, that Venture Entity shall offer to assign, transfer and convey the abandoned Transferred IP to the originally assigning party, i.e., Cameron or Schlumberger, at the originally assigning party’s cost. The Venture Entity and the originally assigning party will negotiate in good faith to determine the resources necessary to effectuate the transfer. Any abandoned Transferred IP that is assumed under this Section 9.11 may not be used by the assuming party within the scope, or sold or licensed to a third party that does business within the scope, of the Subsea Business while said assuming party remains bound by the terms of Section 12.6.

9.12         Meaning of Abandonment. For purposes of Sections 9.11 through 9.15, abandonment shall include any of the following acts:

(a)           For that Intellectual Property covered by a patent or patent application, a determination by the Venture Entities not to continue the prosecution of an entire Patent Family or, if they exist, of the US, UK or EP Patent Family members or not to pay any annuity or maintenance fee on an entire Patent Family or, if they exist, of the US, UK or EP Patent Family members. A “Patent Family” shall mean a particular patent and its foreign counterparts that include substantially the same claims.

(b)           For that Intellectual Property not covered by a patent or patent application, a determination by the Committee that the Venture Entities will not further develop and/or exploit the Intellectual Property.

(c)           The mutual agreement between the Venture Entities and the originally assigning party that the Venture Entities do not intend to pursue the Intellectual Property.

9.13         Good Faith Efforts to Maintain Transferred IP. Each Venture Entity will use reasonable efforts to advise the originally assigning party of any decision by that Venture Entity to abandon or otherwise to not pursue Transferred IP so as to allow the originally assigning party to maintain the integrity of the subject Transferred IP. These efforts will include (1) extending to the TSC Members (as defined in the Shareholders’ Agreement) or a TSC Member’s designated alternate an invitation to attend meetings of Technical Committee (as defined in the Shareholders’ Agreement), (2) advising the originally assigning party reasonably in advance of any deadlines to maintain any patent or other rights so that the originally assigning party can act to continue any such protection, and (3) if necessary, to pay any such fees (such payments to be reimbursed by the originally assigning party) to continue any such Transferred IP until the originally assigning party resumes maintenance of the Transferred IP but no longer than one (1) year after the Venture Entity has advised the originally assigning party. Furthermore, the Venture Entity or Venture Entities, as necessary, will cooperate with the originally assigning party to complete and record any assignments or other conveyance documents necessary to reflect conveyance to the originally assigning party.

9.14         Abandonment of Intellectual Property that Includes Future Developments. In the event that a Venture Entity decides that it will abandon Intellectual Property owned by it and comprising a Future Development, it will offer to Cameron and Schlumberger the right to continue protection of same in the following manner. In the event that the Future Development is determined by the Committee to be based upon certain originally assigned Transferred IP, then the Venture Entity will offer the originally assigning party of the Transferred IP the option of assuming such protection. If such party elects not to assume protection of the Future Development, then the Venture Entity shall offer same to the other party (either Cameron or Schlumberger, as the case may be.) The assuming party, if one exists, will own the Future Development and the license of the same to the declining party pursuant to Section 9.5 will terminate. In the event that the Future Development cannot be associated with any Transferred IP, then the Venture Entity will advise both Cameron and Schlumberger of the Venture Entity’s decision and offer both the opportunity to assume such protection. In the event that the opportunity to assume such protection is extended to both Cameron and Schlumberger, and either, but not both, Cameron or Schlumberger declines to continue protection of the Future Development, the accepting party shall have the exclusive rights to the Future Development and the license of same to the declining party pursuant to Section 9.5 will terminate. In the event that both Cameron and Schlumberger desire to continue protection of the Future Development, they will co-own such Future Development and share the costs associated with its protection. Any abandoned Future Development that is assumed under this Section 9.14 may not be used by the assuming party within the scope or sold or licensed to a third party that does business within the scope of the Subsea Business while said assuming party remains bound by the terms of Section 12.6.

9.15         Enforcement of Intellectual Property.

(a)           Unless stated otherwise in this Section 9.15, the Venture Entity owner of Transferred IP, Future Developments or both has the sole right, at said Venture Entity’s costs, to bring and control any action against any third party for infringement or misappropriation of Intellectual Property in such Transferred IP and Future Developments, and to collect for its benefit any and all monetary, equitable and other relief available.

(b)           In the event any such infringement or misappropriation primarily (1) involves Transferred IP, (2) is outside the Subsea Business and (3) the originally assigning party wishes to bring suit, but the Venture Entity owner of the Transferred IP does not, the Venture Entity will transfer promptly to that originally assigning Party all rights in its possession necessary to bring suit and to collect any and all monetary, equitable and other relief available for the benefit of that originally assigning Party only. In addition, the Venture Entity will cooperate with Schlumberger or Cameron, as reasonably necessary, including joining any such action at Schlumberger’s or Cameron’s expense if any such cooperation is made at Schlumberger’s or Cameron’s request.

(c)           In the event any such infringement or misappropriation primarily (1) involves a Future Development and (2) is outside the Subsea Business, Cameron and Schlumberger will consult to determine how to proceed, and the Venture Entity owner of the Future Development will cooperate with Cameron and Schlumberger, as reasonably necessary, including joining any such action at Schlumberger’s or Cameron’s expense if any such cooperation is made at Schlumberger’s or Cameron’s request.

(d)           In the event that any such enforcement action shall involve Transferred IP and infringement or misappropriation outside the Subsea Business, any settlement of such action will be with the agreement of the originally assigning party.

9.16         Intellectual Property Rights In the Event of Transfer. In the event of any transfer of Cameron’s or Schlumberger’s ownership interest in any Venture Entity to a third-party under the terms of Section 11.2, the following shall apply:  The Venture Entities will retain all assignments and licenses of Intellectual Property transferred and granted to them by the Disposing Party or its Affiliates prior to the consummation of the Disposition.  The licenses granted to the Disposing Party and its Affiliates by the Venture Entities to the Transferred IP of the Disposing Party and to Future Developments shall automatically be limited in scope to non-Subsea applications for use in the business of the Disposing Party as it exists on the date of consummation of the Disposition. The assignments and licenses of Intellectual Property contemplated by this Article 9 shall take place on the Closing Date and shall be effected pursuant to documentation that is reasonably acceptable to Cameron and Schlumberger.

ARTICLE 10.  TERMINATION, AMENDMENT, WAIVER AND MODIFICATION

10.1         Termination.  This Agreement may be terminated prior to the Closing Date:

(a)           by mutual written agreement of Cameron and Schlumberger;

(b)           by either Cameron or Schlumberger if the Closing shall not have occurred on or before August 14, 2013 (subject to Section 7.19) (the “Outside Date”), unless the absence of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform each of its obligations under this Agreement required to be performed by it at or prior to the Closing Date;

(c)           by either Cameron or Schlumberger if there has been a breach by the other party of any representation, warranty, covenant or agreement of such other party set forth in this Agreement or if any representation or warranty of such other party shall have become untrue, in either case such that the conditions set forth in Section 3.11 or Section 3.12 would not be satisfied and such breach or failure to be true and correct is not curable by the Outside Date; provided, however, that such right to terminate this Agreement shall not be available to a party if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that any of the conditions set forth in Section 3.11 or 3.12 shall not be satisfied;

(d)           by either Cameron or Schlumberger if a court of competent jurisdiction in the U.S., the European Union or Norway shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable, provided, however, that the party seeking to terminate this Agreement pursuant to this Section 10.1(d) shall have complied with Section 6.2 and 6.3 and, with respect to other matters not covered by Section 6.2 or 6.3, shall have used its commercially reasonable efforts to remove such injunction, order or decree;

(e)           by Cameron if a Change of Control Event with respect to Schlumberger shall have occurred, or Schlumberger or its Affiliates shall have entered into a definitive agreement contemplating a transaction which, if consummated, would constitute a Change of Control Event with respect to Schlumberger, in each case, by notifying Schlumberger of such termination within 20 days of the event triggering the right to terminate this Agreement pursuant to this Section 10.1(e), after which such termination right may no longer be exercised; or

(f)           by Schlumberger if a Change of Control Event with respect to Cameron shall have occurred, or Cameron or its Affiliates shall have entered into a definitive agreement contemplating a transaction which, if consummated, would constitute a Change of Control Event with respect to Cameron, in each case, by notifying Cameron of such termination within 20 days of the event triggering the right to terminate this Agreement pursuant to this Section 10.1(f), after which such termination right may no longer be exercised.

10.2         Effect of Termination.

(a)           In the event of a termination of this Agreement pursuant to Section 10.1(e), Schlumberger shall promptly (but in no event later than three business days after the date of such termination) pay or cause to be paid to Cameron or its designees a cash amount equal to $75,000,000 (the “Termination Fee”) by wire transfer of same day funds.

(b)           In the event of a termination of this Agreement pursuant to Section 10.1(f), Cameron shall promptly (but in no event later than three business days after the date of such termination) pay or cause to be paid to Schlumberger or its designees a cash amount equal to the Termination Fee by wire transfer of same day funds.

(c)           In the event of the termination of this Agreement as provided above, there shall be no further liability or obligation on the part of any of the parties except as set forth in Sections 7.3, 10.2(a) and 10.2(b) and Exhibit 12.6 and except for any “willful breach” by a party and that, as soon as practicable following termination, the parties shall mutually agree on and release a joint public announcement of the termination.

10.3         Amendment.  This Agreement may not be amended except by an instrument in writing signed by or on behalf of Cameron and Schlumberger.

10.4         Extension/Waiver.  At any time, a party solely with respect to itself, may: (a) with respect to obligations owed to it or the performance of other acts for its benefit, extend the time for the performance of such obligations or such other acts to be performed hereunder by another party; (b) waive any inaccuracies in the representations and warranties of another party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the conditions to the obligations of a party contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No such waiver shall be operative as a waiver of any other or subsequent requirement of this Agreement.

ARTICLE 11.  TRANSFER RESTRICTIONS

Each of Cameron and Schlumberger agrees that it will not, and will cause each Venture Owner not to, directly or indirectly, sell, transfer, pledge, hypothecate or otherwise dispose of all or any part of its ownership interest in any Venture Entity, except in accordance with this Article 11.

11.1         Change of Control Events.

(a)           If at any time Cameron or Schlumberger, as appropriate (the “Notifying Party”), or any of their respective subsidiaries that own, directly or indirectly through one or more subsidiaries of that subsidiary, an interest in a Venture Entity (the “Affiliated Owners”), (a) receives a bona fide proposal from a third party (the “Change of Control Third Party”) regarding a transaction that, if consummated, would constitute or lead to a Change of Control Event with respect to the Notifying Party and (b) the Notifying Party determines to enter into negotiations with the Change of Control Third Party, then within three business days of such determination the Notifying Party shall give written notice thereof (the “Change of Control Notice”) to the other party (the “Other Party”), identifying the Change of Control Third Party. Prior to the expiration of the Election Period with respect to such Change of Control Notice, the Other Party shall have the right, at its sole discretion, by giving written notice thereof (a “Response Notice”) to the Notifying Party, effective upon the consummation of the Change of Control Event described in such Change of Control Notice, to irrevocably elect to: (i) maintain its interest in the Venture Entities; or (ii) dissolve the Venture as provided in Section 11.1(b). A failure by the Other Party to deliver a Response Notice prior to the expiration of such Election Period shall be deemed to be a Response Notice electing to maintain its interest in the Venture Entities. For purposes hereof, “Election Period” shall mean, with respect to any Change of Control Notice, a period of 20 calendar days following the receipt thereof by the Other Party; provided, however, that the Election Period may be extended with the express written consent of the Notifying Party after consideration in good faith of any request for extension thereof by the Other Party (taking into account all facts and circumstances, including the anticipated date of execution of definitive agreements with respect to the Change of Control Event) to facilitate negotiations with the Change of Control Third Party. In addition, the Notifying Party shall (i) provide a Change of Control Notice to the Other Party (A) within three business days of its determination to resume negotiations with any Change of Control Third Party identified in a previously delivered Change of Control Notice if the Notifying Party has subsequently informed the Other Party that negotiations with such Change of Control Third Party had lapsed and (B) within three business days of its determination to enter into negotiations with a Change of Control Third Party other than the Change of Control Third Party identified in a previously delivered Change of Control Notice and (ii) update the Other Party on a reasonable basis with respect to material developments in the status of any negotiations for which a Change of Control Notice has been provided.

(b)           If the Other Party elects to dissolve the Venture pursuant to Section 11.1(a), the following shall occur upon the consummation of the Change of Control Event set forth in the Change of Control Notice:

(i)           the Venture Entities shall transfer or cause to be transferred to Cameron and/or its Affiliates all of the Cameron Transferred Assets, including the Cameron Transferred IP;

(ii)           the Venture Entities shall transfer or cause to be transferred to Schlumberger and/or its Affiliates all of the Schlumberger Transferred Assets, including the Schlumberger Transferred IP;

(iii)           Cameron shall assume or cause its Affiliates to assume all of the Cameron Transferred Liabilities;

(iv)           Schlumberger shall assume or cause its Affiliates to assume all of the Schlumberger Transferred Liabilities;

(v)           assets (including for purposes of this Section 11.1(b)(v), new businesses) created by the Venture Entities after the Closing Date that are not part of the Cameron Transferred Assets nor Schlumberger Transferred Assets (“Jointly Created Assets”) and liabilities incurred by the Venture Entities after the Closing Date that are neither Cameron Transferred Liabilities nor Schlumberger Transferred Liabilities (“Jointly Created Liabilities”) shall be distributed as follows:

(A)           the Venture Entities shall transfer or cause to be transferred to Cameron and/or its Affiliates all Jointly Created Assets that relate more closely to the Cameron Transferred Assets than the Schlumberger Transferred Assets;

(B)           the Venture Entities shall transfer or cause to be transferred to Schlumberger and/or its Affiliates all Jointly Created Assets that relate more closely to the Schlumberger Transferred Assets than the Cameron Transferred Assets;

(C)           Cameron shall assume or cause its Affiliates to assume all Jointly Created Liabilities that relate more closely to the Cameron Transferred Assets and the assets to be transferred pursuant to clause (A) above, on the one hand, than the Schlumberger Transferred Assets and the assets to be transferred pursuant to clause (B) above, on the other;

(D)           Schlumberger shall assume or cause its Affiliates to assume all Jointly Created Liabilities that relate more closely to the Schlumberger Transferred Assets and the assets to be transferred pursuant to clause (B) above, on the one hand, than the Cameron Transferred Assets and the assets to be transferred pursuant to clause (A) above, on the other;

(E)           each Venture Owner Parent shall make a payment to the other Venture Owner Parent to true up the net value of each Jointly Created Asset and Jointly Created Liability transferred to, or assumed by, it or its Affiliates according to the parties’ respective Percentage Interests – the following hypothetical example is for illustrative purposes:  if a Jointly Created Asset relates more to the Cameron Transferred Assets than the Schlumberger Transferred Assets, and it has a value of $100,000, then it will be distributed to Cameron and Cameron will make a $40,000 payment to Schlumberger in accordance with Schlumberger’s Percentage Interest of 40%;

(F)           if, after negotiating in good faith for 60 days, the parties cannot agree on the party to which a Jointly Created Asset or a Jointly Created Liability shall be distributed or assumed pursuant to clauses (A) - (D) above, then the parties shall submit all such matters to a mutually agreed arbitrator who shall determine such matter in accordance with the principles set forth in such clauses (the arbitration shall be "baseball" arbitration, with both parties submitting a proposed resolution of the matters in dispute and the arbitrator selecting the proposal of one of the parties);

(G)           if, after negotiating in good faith for 60 days, the parties cannot agree on the value of a Jointly Created Asset or Jointly Created Liability, then the parties shall submit all such matters to a mutually agreed arbitrator (or if there is an arbitration under clause (F) above, to that arbitrator) who shall assign a value equal to either the value submitted by Cameron or the value submitted by Schlumberger (i.e., “baseball” arbitration).  All arbitration under this Section 11.1(b)(v) shall be in accordance with the ICC rules and shall take place in London.

(vi)           Intellectual Property of the Venture Entities shall be distributed as follows:

(A)           any licenses of the Retained IP under Sections 9.6 and 9.7 shall terminate;

(B)           all rights to Transferred IP assigned to the Venture Entities under Sections 9.1 and 9.2 shall be assigned back to the originally assigning party, with a non-exclusive, royalty free license, limited in scope to Subsea applications, to the other party such that each party has reasonable access to the IP necessary to operate the businesses of the Venture Entities to be distributed to that party;

(C)           the Committee shall determine with respect to each Future Development which party such Future Development shall be assigned to, based upon which party’s originally assigned Retained IP or Transferred IP such Future Development is more closely related to – all Future Developments will be assigned to one of the parties based on the Committee’s determinations, with a non-exclusive, royalty free license, limited in scope to Subsea Business applications, to the other party such that each party has reasonable access to the Intellectual Property necessary to operate the businesses of the Venture Entities to be distributed to that party; and

(D)           any Supporting IP shall be assigned to the party that contributed such Supporting IP or, if licensed, the license of the Supporting IP shall terminate.

(c)           Cameron and Schlumberger agree not to, and agree to cause their respective Affiliates not to, provide any funds to any Person for the purpose of acquiring shares of Cameron or Schlumberger, respectively, with the intention of triggering a Change of Control Event of the type described in clause (a)(ii) of the definition thereof.

11.2         Right of First Refusal.

(a)           Procedure.  If, at any time after the Closing Date, Cameron or Schlumberger desires to transfer (a “Disposition”) all of its ownership interests in the Venture to a third party entirely for cash and has received a bona fide written offer to that effect with reasonable evidence of sufficient funding, then Cameron or Schlumberger, as appropriate (the “Disposing Party”), shall promptly give notice thereof (the “Disposition Notice”) to the other party (the “Recipient Party”). The Disposition Notice shall set forth all relevant information with respect to the proposed Disposition, including the name and address of the prospective acquirer, the purchase price, the manner in which the purchaser shall fund the purchase and any other terms and conditions of the proposed Disposition. The Recipient Party shall have the preferential right to acquire such ownership interest for the same purchase price, and on the same terms and conditions, as set forth in the Disposition Notice, except as provided otherwise in this Section 11.2. The Recipient Party shall have 30 days following its receipt of the Disposition Notice in which to notify the Disposing Party whether it elects to exercise its preferential right. A notice in which the Recipient Party exercises such right is referred to herein as an “Exercise Notice.”

(b)           Closing.  If the preferential right is exercised in accordance with Section 11.2(a), the closing of such purchase shall occur at an agreed-upon location on the first business day that is 30 days after the expiration of the preferential right period (or, if later, the 10th business day after the receipt of all applicable regulatory and governmental approvals to the purchase), unless the Disposing Party and the Recipient Party agree upon a different place or date. At that closing, (i) the Disposing Party shall execute and deliver to the Recipient Party (x) an assignment of the ownership interest described in the Disposition Notice, in form and substance reasonably acceptable to the Recipient Party, containing a general warranty of title as to such ownership interest (including that such ownership interest is free and clear of any Liens), (y) in the case of a Disposition of voting securities, the stock certificates representing such voting securities with stock powers attached and endorsed in blank, and (z) any other instruments reasonably requested by the Recipient Party to give effect to the purchase; and (ii) the Recipient Party shall deliver to the Disposing Party the purchase price specified in the Disposition Notice in immediately available funds.

(c)           Waiver of Right of First Refusal.  If the Recipient Party does not deliver an Exercise Notice during the applicable period specified in Section 11.2(a), it shall be deemed to have waived its right of first refusal, and the Disposing Party shall have the right to dispose of its ownership interest in the Venture to the proposed purchaser strictly in accordance with the terms of the Disposition Notice for a period of 45 days after the expiration of the preferential right period (or, if later, the 10th business day after the receipt of all applicable regulatory and governmental approvals to the purchase). If, however, the Disposing Party fails so to dispose of the ownership interest within such 45-day period (or, if later, the 10th business day after the receipt of all applicable regulatory and governmental approvals to the purchase), the proposed Disposition shall again become subject to the preferential right set forth in this Section 11.2. Notwithstanding any waiver or deemed waiver of the Recipient Party’s right of first refusal, in connection with any Disposition the Disposing Party shall enter into such supporting agreements between the Disposing Party and the Venture as are necessary in order for the Venture to operate in a manner consistent with its operations prior to the closing of the Disposition for a period of, at the election of the Venture, up to two years thereafter.

11.3         No Partial Dispositions; No Dispositions for Non-Cash Consideration.  Except as set forth in Section 11.4, the parties agree not to make or attempt to make (a) any partial Disposition of their respective ownership interests in the Venture to a third party or (b) any Disposition in which any portion of the purchase price is to be paid in a form other than cash. Any proposed transfer of a party’s ownership interests in the Venture must be for its entire interest in the Venture and must be entirely for cash.

11.4         Transfers to Wholly Owned Subsidiaries.  Notwithstanding anything to the contrary in this Article 11, the Cameron or Schlumberger subsidiaries that directly own the Venture Entities may, at any time, transfer all, or any portion of, their respective ownership interests in a Venture Entity to a subsidiary which, directly or indirectly, is wholly owned (other than directors’ qualifying shares or local ownership requirements, in each case, of no more than 5% of the total voting or equity interests) by Cameron or Schlumberger, as applicable; provided, however, that no transfer of an ownership interest in US Venture Entity to a wholly owned Affiliate of a Venture Owner shall be permitted without the consent of the other Venture Owner of US Venture Entity if such transfer would trigger the partnership termination provisions of Section 708(b) of the Code. In addition, it is agreed that the provisions of this Section 11.4 shall in no way hinder the transfers contemplated by Section 2.1.

ARTICLE 12.  GENERAL PROVISIONS

12.1         [Reserved].

12.2         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to Contracts made and to be performed therein, without giving effect to the principles of conflicts of law thereof.

12.3         Parties in Interest; Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, and it is not intended to confer upon any other Person any rights or remedies hereunder, except that each of the Venture Entities shall be considered to be a third-party beneficiary of the provisions of this Agreement. Subject to the provisions of Article 11, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties without the prior written consent of the other parties, except that Cameron, Schlumberger, Schlumberger US or Schlumberger BV may at any time assign any or all of its rights or obligations hereunder to one of its wholly owned subsidiaries (but no such assignment shall relieve Cameron, Schlumberger, Schlumberger US or Schlumberger BV, as the case may be, of any of its obligations under this Agreement).

12.4         Counterparts; Delivery by Electronic Transmission.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. This Agreement and any Transaction Document, and any amendments hereto or thereto, to the extent signed and delivered by means of facsimile or email, shall be treated in all respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

12.5         Notices.  All notices, requests, demands and other communications made in connection with this Agreement shall be in writing and shall be deemed to have been duly given on the date delivered, if delivered personally, by reputable overnight delivery service that requires a signature on delivery or sent by email or facsimile machine with confirmation of receipt to the Persons identified below, or three days after mailing in the U.S. Mail if mailed by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

(a)           if to Cameron:

Cameron International Corporation 1333 West Loop South, Suite 1700 Houston, Texas 77027 Facsimile: (713) 513-3421 Email: william.lemmer@c-a-m.com
Attn.:	General Counsel
with a copy to: Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Facsimile: (212) 474-3700 Email: sbarshay@cravath.com; gschoen@cravath.com
Attn:	Scott A. Barshay George F. Schoen

(b)           if to Schlumberger, Schlumberger US or Schlumberger BV:

Schlumberger Limited 5599 San Felipe Suite 1700 Houston, Texas 77056 Facsimile: (713) 375-3481 Email: ajuden@slb.com
Attn.:	Alexander C. Juden; Secretary & General Counsel

with a copy to:

Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 Facsimile: (713) 229-7701 Email: david.kirkland@bakerbotts.com; breen.haire@bakerbotts.com
Attn.:	J. David Kirkland Jr. M. Breen Haire

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 12.5.

12.6         Competition and Confidentiality.

(a)           Each party agrees that so long as it or one of its Affiliates continues to hold an ownership interest in any of the Venture Entities and for a period of 18 months thereafter, it will not directly or indirectly engage or invest in any business in the Subsea Business in direct competition with the business of any of the Venture Entities as conducted immediately following the Closing. It is understood and agreed that (i) a party shall not be deemed to be in violation of this Section 12.6(a) as a result of any acquisition it may make of not more than 5% of the outstanding shares or other units of any security of any entity subject to the requirements of Section 13 or 15(d) of the Exchange Act, (ii) the provisions of this Section 12.6(a) shall not apply to any business activities of any party, or any of its respective Affiliates, actually being conducted as of the date hereof, other than the Cameron Subsea Business and the Schlumberger Subsea Business, and (iii) this Section 12.6(a) shall not be construed to prohibit a party, directly or through any Affiliates, from hereafter acquiring and continuing to own and operate any entity that has operations that directly compete with the Subsea Business as conducted immediately following the Closing if none of the principal operations of such entity so compete. For purposes of this Section 12.6(a), “principal operation” shall mean an operation or line of business of an entity that contributes more than 25% of such entity’s revenues. In the event that either party acquires an entity that has operations competing directly with any of the Venture Entities, the parties agree to, and to cause the Venture Entities to, attempt to negotiate mutually agreeable terms upon which such operations could be transferred to a Venture Entity. In addition, the party that acquires an entity that has operations competing directly with any of the Venture Entities shall implement appropriate firewalls and other procedures are implemented to ensure the protection and confidentiality of the Venture’s business and information. If the party that has acquired the competing business and the Venture Entities cannot reach agreement on the acquisition of the competing business by the Venture Entities, the party that has acquired the competing business shall divest itself of that business no later than the date that is 18 months after the date of acquisition of the competing business. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 12.6(a) shall not apply to a party following (i) a dissolution of the Venture pursuant to Section 11.1(a) or (ii) any other transfer of such party’s interest in the Venture Entities to a third party pursuant to Article 11 that occurs within 24 months following a Change of Control Event with respect to the other party.  Notwithstanding anything to the contrary in this Agreement, this Section 12.6(a) shall not be construed to prohibit a third party that enters into a transaction with a party that constitutes a Change of Control Event from continuing to own and operate any entity that has operations that directly compete with the Subsea Business as currently conducted immediately following the Closing, so long as such third party agrees to (1) attempt to negotiate mutually agreeable terms upon which such operations could be transferred to a Venture Entity, (2) implement appropriate firewalls and other procedures to ensure the protection and confidentiality of the Venture’s business and information and (3) if such third party cannot reach agreement on the acquisition of the competing business by the Venture Entities, divest itself of the competing business no later than the date that is 18 months after the date of the Change of Control Event.

(b)           Each party agrees that so long as it or one of its Affiliates continues to hold an ownership interest in any of the Venture Entities, it shall cause the Venture Entities not to engage directly or indirectly or invest in any business in direct competition with any business of the parties outside of the Subsea Business.

(c)           In the event that the covenants contained in Section 12.6(a) and Section 12.6(b) are more restrictive than permitted by Applicable Law, the parties agree that the covenants contained in Section 12.6(a) and Section 12.6(b) shall be enforceable and enforced to the extent permitted by Applicable Law.

(d)           The parties shall abide by the confidentiality provisions of Exhibit 12.6.

(e)           Each party acknowledges and agrees that the remedy at law for any breach of the requirements of this Section 12.6 would be inadequate, and agrees and consents that, without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy in any proceeding that may be brought to enforce any of the provisions of this Section 12.6.

12.7         Litigation and Claim Support.  If so requested by a party or a Venture Entity, whether in connection with the matters set forth in Article 8 or otherwise, each of the applicable Venture Entities (if requested by a party) or parties (if requested by a Venture Entity) shall cooperate, and shall cause their respective employees to cooperate, with such party and its Affiliates and their counsel in defending or prosecuting any litigation or Claim brought by such party against any third party or by any third party against such party. Cooperation shall include causing the employees of the Venture Entities to furnish documents, testify as witnesses, appear for depositions and take other similar actions as a party or Affiliate thereof may reasonably request. The cost of providing any such support shall be the responsibility of the requesting party. However, the parties agree that if a Venture Entity employee or party employee is subpoenaed by an unrelated third party in connection with any such litigation or Claim, no cost reimbursement request will be made to Cameron, Schlumberger or any Venture Entity or any of their respective Affiliates in connection therewith.

12.8         Enforcement.

(a)           Each of the parties agrees that it shall take no action to prevent any of the Venture Entities from seeking to enforce any of the obligations of any of the other parties, as the case may be, under this Agreement or to obtain damages as a result of any breach thereof. Each of the parties agrees that it shall not withhold its consent, and shall cause its representatives on the board of directors, management committee or other governing body of any of the Venture Entities not to withhold their consent, to any of the Venture Entities taking any such action against it.

(b)           Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which it may be entitled, at law or in equity. The parties’ rights under this Section 12.8(b) shall terminate on the Closing Date except with respect to their rights relating to the enforcement of the terms and provisions of covenants and agreements requiring performance from and after the Closing Date.

12.9         Entire Agreement; Conflicts.  This Agreement, together with each of the exhibits and disclosure letters hereto, and the other Transaction Documents (including any exhibits or schedules thereto) constitute the entire agreement among the parties hereto with respect to the matters covered hereby and thereby and supersedes all prior agreements and understandings among the parties, with respect to the matters discussed herein or in the other Transaction Documents. In addition to and without limiting the generality of the foregoing, this Agreement shall supersede in its entirety the Confidentiality Agreement effective as of July 20, 2012, as amended on August 30, 2012, between Cameron and Schlumberger US. If there is any conflict between this Agreement and any other Transaction Document, the provisions of this Agreement shall govern.

12.10       [Reserved].

12.11       Obligations of Schlumberger and Cameron. Whenever this Agreement requires Schlumberger or Cameron to take any action, such requirement shall be deemed to be a requirement of the applicable subsidiary or subsidiaries of Cameron or Schlumberger which holds the interests in the Venture Entity or Venture Entities in the country in which the action is required to be taken and a guarantee of such performance by Cameron or Schlumberger, as applicable.

12.12       Publicity.

(a)           No party shall make any press release or other public statement or disclosure (including communications to employees, customers and suppliers) regarding this Agreement, its contents or the transactions contemplated hereby without giving the other parties reasonable prior notice thereof and the opportunity to review and comment upon such release, statement or disclosure unless and only to the extent that disclosure is required under Applicable Law.

(b)           Cameron and Schlumberger agree that, to the extent practicable, they will attempt to coordinate any material public disclosures regarding the Venture. Cameron and Schlumberger further agree that, to the extent practicable, they will each circulate to each other proposed drafts of relevant portions of (i) any press release that is intended to be released nationally in the U.S. or internationally or (ii) any public filing with the SEC that, in either case, contains disclosures that are (A) material to Cameron or Schlumberger, as applicable, (B) not already publicly known or been previously disclosed to the public and (C) related to the Venture.

12.13       Severability.  If any term, provision, covenant or restriction of this Agreement or the application thereof to any Person or circumstance, at any time or to any extent, is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement (or the application of such provision in other jurisdictions or to Persons or circumstances other than those to which it was held invalid or unenforceable) shall in no way be affected, impaired or invalidated, and to the extent permitted by Applicable Law, any such term, provision, covenant or restriction shall be restricted in applicability or reformed to the minimum extent required for such to be enforceable. This provision shall be interpreted and enforced to give effect to the original written intent of the parties hereto prior to the determination of such invalidity or unenforceability.

12.14       Jurisdiction and Venue.  Each of the parties irrevocably agrees that if any dispute between the parties relating to this Agreement cannot be resolved amicably by the parties, any action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect thereof brought by the other party hereto or its successors or assigns, shall be brought and determined in a Texas state court or U.S. federal district court in Texas, and each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 12.14 and shall not be deemed to be general submission to the jurisdiction of said courts or in the State of Texas other than for such purpose.

12.15       Non-Waiver.  No consent or waiver, express or implied, by a party to or of any breach or default by any other party in the performance by such other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations of such other party hereunder.  Failure on the part of a party to complain of any act or failure to act of any other party or to declare any other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.  The giving of consent by a party in any one instance shall not limit or waive the necessity to obtain such party’s consent in any future instance.

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In Witness Whereof, the undersigned have duly executed and delivered this Agreement as of the date first above written.

Cameron International Corporation

By:	/s/ William C. Lemmer
	Name:	William C. Lemmer
	Title:	Senior Vice President & General Counsel

[Cameron Signature Page to the Amended and Restated Master Formation Agreement]

Schlumberger Limited

By:	/s/ Ashok Belani
	Name:	Ashok Belani
	Title:	Executive Vice President

Schlumberger Technology Corporation

By:	/s/ Jean-Francois Poupeau
	Name:	Jean-Francois Poupeau
	Title:	Vice President

Schlumberger Holdings B.V.

By:	/s/ Abraham R. Verburg
	Name	Abraham R. Verburg
	Title	Director

[Schlumberger Signature Page to the Amended and Restated Master Formation Agreement]

Exhibit 6.3(b)

Products and Services

Cameron subsea trees
Cameron subsea wellheads
Cameron subsea manifolds
Cameron subsea flowlines and umbilicals
Cameron subsea control systems
Cameron MARS processing systems
Cameron connectors
Schlumberger subsea booster pump systems
Schlumberger subsea compression systems
Schlumberger subsea multiphase meter systems
“Diamould” products offered by Schlumberger
Schlumberger Flow Assurance consulting

Exhibit 12.6

Confidentiality Provisions Relating to

OneSubsea

(i)	Generally. Each party agrees:

(A)	to hold in trust and maintain confidential,

(B)	not to disclose to others (other than a party’s officers, directors, managers, employees and agents) without prior written approval from the providing party,

(C)	not to use for any purpose, including the purpose of competing with any other party, other than such purpose as may be authorized in writing by the providing party, and

(D)	to prevent duplication of and disclosure to any other party,

any non-public information received from the providing party or developed, presently held or continued to be held, or otherwise obtained at any time by the receiving party (other than a party’s officers, directors, managers, employees and agents).

Such information includes, without limitation, information relating to the services to be performed by any party pursuant to the services agreements to be executed in connection herewith and all technical, economic, legal, tax and business data, know-how, flow sheets, drawings, business plans, computer information data bases, memoranda and other attorney work product and the like received or otherwise obtained prior to, on or after the date hereof whether disclosed orally, visually or otherwise. The parties shall take all reasonable efforts to cause their respective directors, officers, employees and agents to observe the provisions of this Exhibit 12.6.

(ii)	Exceptions. The foregoing obligations of confidence, nondisclosure and nonuse shall not apply to any information that:

(A)	was in the public domain at the time of disclosure by one party to another,

(B)	enters the public domain through no fault of the recipient,

(C)	was communicated after the date hereof to one party by a third party free of any obligation of confidence known to the recipient, or

(D)	was developed by officers, employees or agents of or consultants to one party independently of and without reference to the proprietary information of another party.

Specific information shall not be deemed to come under the above exceptions merely because it is embraced by more general information that is or becomes public knowledge.

(iii)
Required Disclosure. The receiving party may disclose the providing party’s information only to the extent required in the course of performance of its obligations under the transactions contemplated by the Transaction Documents or to comply with any obligation imposed on the receiving party by a Governmental Authority of competent jurisdiction; provided, however, that, to the extent permitted under Applicable Law, the receiving party gives reasonably prompt notice to the providing party of the need for such disclosure, together with such other information about the proceeding as will enable the providing party to evaluate the obligation and the need and to elect either to: (A) intervene or otherwise appear or act in the proceeding to protect directly the providing party’s information at the expense of the providing party, or (B) request the receiving party to, and if so requested, the receiving party shall, make a reasonable and diligent effort at the expense of the providing party to obtain a protective order or otherwise to protect the confidentiality of information sought to be obtained in said proceeding.

(iv)
Remedies. Each party acknowledges and agrees that the remedy at law for any breach of the requirements of this Exhibit 12.6 would be inadequate, and agrees and consents that, without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy in any proceeding that may be brought to enforce any of the provisions of this Exhibit 12.6.